                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                           -------------------------

                            FIRST FINANCIAL BANCORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           -------------------------


             OHIO                                      6711                                  31-1042001
(STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (IRS EMPLOYER
 INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                           -------------------------

                             THIRD AND HIGH STREETS
                              HAMILTON, OHIO 45011
                                 (513) 867-4700
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------

                                MICHAEL R. O'DELL
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                            FIRST FINANCIAL BANCORP.
                             THIRD AND HIGH STREETS
                              HAMILTON, OHIO 45011
                                 (513) 867-4700
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           -------------------------

                                   Copies to:
               NEIL GANULIN                           WALTER R. BYRNE, JR.
            FROST & JACOBS LLP                       REBECCA B. STEPHENSON
             2500 PNC CENTER                           STITES & HARBISON
          201 EAST FIFTH STREET                 250 WEST MAIN STREET, SUITE 2300
         CINCINNATI, OHIO 45202                 LEXINGTON, KENTUCKY  40507-1758
              (513) 651-6800                             (606) 226-2300
                           -------------------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                           -------------------------


If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]


                         CALCULATION OF REGISTRATION FEE

=======================================================================================================================

TITLE OF EACH CLASS OF                                PROPOSED MAXIMUM          PROPOSED MAXIMUM         AMOUNT OF
SECURITIES TO BE             AMOUNT TO BE             OFFERING PRICE PER        AGGREGATE OFFERING       REGISTRATION
REGISTERED                   REGISTERED               UNIT (1)                  PRICE (1)                FEE

-----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value
                             1,222,650                N/A                       $11,800,000              $3,281
=======================================================================================================================

(1) ESTIMATED IN ACCORDANCE WITH RULE 457(f)(1) SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
     SECTION 8(a), MAY DETERMINE.
================================================================================

                 FIRST FINANCIAL BANCORP. CROSS REFERENCE SHEET


         FORM S-4 ITEM                                    PROXY STATEMENT CAPTION
         -------------                                    -----------------------
 1.      Forepart of Registration Statement and           Facing Page of Registration Statement; Cross Reference Sheet; Outside
         Outside Front Cover Page of Prospectus           Front Cover Page of Proxy Statement-Prospectus; Summary

 2.      Inside Front and Outside Back Cover Pages        Table of Contents; Where You Can Find More Information
         of Prospectus

 3.      Risk Factors, Ratio of Earnings to Fixed         Questions And Answers About The Merger; Summary; Summary of Selected
         Charges and Other Information                    Unaudited Consolidated Financial Data And Per Share Data; Risk
                                                          Factors; Comparative Market and Dividend Information; Principal
                                                          Shareholders and Ownership By Management

 4.      Terms of the Transaction                         Summary; The Merger; The Merger Agreement; Comparison of Common
                                                          Stock and Shareholders' Rights

 5.      Pro-forma Financial Information                  Pro-forma Unaudited Consolidated Balance Sheet; Pro-forma Unaudited
                                                          Consolidated Statements of Earnings

 6.      Material Contacts with the Company Being         Summary; The Merger; The Merger Agreement
         Acquired

 7.      Additional Information Required for              Not Applicable
         Reoffering by Persons and Parties Deemed to
         Be Underwriters

 8.      Interests of Named Experts and Counsel           Not Applicable

 9.      Disclosure of Commission Position on             Not Applicable
         Indemnification for Securities Act
         Liabilities

10.      Information with Respect to S-3 Registrants      Not Applicable

11.      Incorporation of Certain Information by          Not Applicable
         Reference

12.      Information with Respect to S-2 or S-3           Information About First Financial; Comparative Market And Dividend
         Registrants                                      Information; Where You Can Find More Information

13.      Incorporation of Certain Information by          Where You Can Find More Information
         Reference

14.      Information with Respect to Registrants          Not Applicable
         Other Than S-3 or S-2 Registrants

15.      Information with Respect to  S-3 Companies       Not Applicable

16.      Information with Respect to S-2 or  S-3          Not Applicable
         Companies

17.      Information with Respect to Companies Other      Information About the Business of Hebron Bancorp; Hebron Bancorp's
         than S-3 or S-2 Companies                        Consolidated Financial Statements; Management's Discussion and
                                                          Analysis of Financial Condition and Results of Operations of Hebron
                                                          Bancorp; Comparative Market and Dividend Information; Comparison of
                                                          Common Stock and Shareholders' Rights

18.      Information if Proxies, Consents or              Notice of Special Meeting of Shareholders; Summary; The Special
         Authorizations are to be Solicited               Meeting; The Merger; The Merger Agreement; Principal Shareholders
                                                          and Ownership By Management; Information About the Business of Hebron
                                                          Bancorp; Where You Can Find More Information

19.      Information if Proxies, Consents or              Not Applicable
         Authorizations are not to be Solicited or
         in an Exchange Offer

HEBRON BANCORP, INC.
--------------------------------------------------------------------------------
                                                     2652 North Bend Road
                                                     Hebron, Kentucky 41048-0360
                                                     Phone:  (606) 689-4301
                                                     Fax:      (606) 334-4289

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

The Board of Directors of Hebron Bancorp, Inc. has approved a merger agreement which will result in Hebron Bancorp merging into First Financial Bancorp. and Hebron Deposit Bank becoming a wholly owned subsidiary of First Financial. Before we can complete this merger, the merger agreement must be approved by Hebron Bancorp shareholders.

First Financial is a bank holding company and savings and loan holding company owning community banks and savings and loans in various communities in Ohio, Indiana and Michigan. At December 31, 1998, First Financial had total assets of approximately $2.9 billion, deposits of approximately $2.3 billion and shareholders' equity of approximately $302 million.

We expect that, for each share of Hebron Bancorp common stock which you own just before the merger, you will be entitled to receive 20.3775 shares of First Financial common stock. This exchange ratio may change, however, under certain circumstances as explained in the Summary in the accompanying Proxy Statement-Prospectus. First Financial common stock trades on the NASDAQ National Market (Symbol "FFBC"). Hebron Bancorp common stock does not trade on any stock exchange or national market. You can obtain current stock prices for First Financial from a newspaper, on the Internet or by calling your broker.

YOUR VOTE IS VERY IMPORTANT. Please take the time to vote, whether or not you plan to attend the Hebron Bancorp special meeting of shareholders. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in "street" name, the effect will be a vote against the merger.

The special meeting of shareholders will be: May __, 1999, ____ _.m. local time, at the main office of Hebron Deposit Bank, 2652 North Bend Road, Hebron, Kentucky.

This Proxy Statement-Prospectus provides you with detailed information about the proposed merger. We encourage you to read it carefully.

We are very enthusiastic about the merger and the opportunity to become part of First Financial. The Board of Directors of Hebron Bancorp unanimously recommends that you vote FOR the merger agreement.

                                   Sincerely,



                                   Michael A. Conner
                                   Chairman of the Board of Directors and
                                   Chief Executive Officer

--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

This Proxy Statement-Prospectus is dated April ___, 1999 and was first mailed to shareholders on or about April __, 1999.

                              HEBRON BANCORP, INC.
                              ---------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MAY __, 1999
                               ------------------

Hebron Bancorp, Inc. will hold a special meeting of shareholders at the main office of Hebron Deposit Bank, 2652 North Bend Road, Hebron, Kentucky 41048, at ____ _.m. local time on May __, 1999 to vote on:

1. The Plan and Agreement of Merger dated December 31, 1998 by and between First Financial Bancorp. and Hebron Bancorp, Inc. providing for the merger of Hebron Bancorp into First Financial with the result that Hebron Deposit Bank, a wholly owned subsidiary of Hebron Bancorp, will become a wholly owned subsidiary of First Financial.

2. A proposal to permit the special meeting to be adjourned or postponed, in the discretion of the proxies, for the purpose, among others, of allowing additional time for the solicitation of votes to approve the merger agreement.

3. Any other matters that properly come before the special meeting or any adjournment or postponement of the special meeting.

Hebron Bancorp stockholders at the close of business on April __, 1999 are receiving notice of and may vote at the special meeting. The approval of the Plan and Agreement of Merger requires the affirmative vote of at least a majority of the outstanding shares of Hebron Bancorp common stock. Shareholders of Hebron Bancorp entitled to vote at the special meeting are or may be entitled to assert dissenters' rights under Title 271B, Subtitle 13 of the Kentucky Revised Statutes, which is attached to this Proxy Statement-Prospectus as Appendix C.

PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY, whether or not you plan to attend the special meeting. If you attend the special meeting, you may vote in person if you wish, even if you previously returned your proxy card.



                          -------------------------------------------------
                          Stephen K. Dallas, Secretary

April ___, 1999

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE PLAN AND AGREEMENT OF MERGER.

--------------------------------------------------------------------------------
      PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. IF WE COMPLETE THE MERGER, WE WILL SEND YOU INSTRUCTIONS ON HOW TO EXCHANGE YOUR STOCK CERTIFICATES.
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER...........................................................................1

SUMMARY
         The Companies...........................................................................................4
         The Merger..............................................................................................4

SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA.....................................8
NOTES TO SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA......................................10

SUMMARY OF PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL INFORMATION...............................................11
PRO-FORMA UNAUDITED CONSOLIDATED BALANCE SHEET..................................................................12
PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS.........................................................13
NOTES TO THE PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS..............................................16

RISK FACTORS
         Risks Relating To The Merger...........................................................................18
         Post-Merger Risks......................................................................................19

THE SPECIAL MEETING
         Time And Place; Purpose................................................................................22
         Voting And Revocation Of Proxies.......................................................................22
         Solicitation Of Proxies................................................................................22
         Record Date And Voting Rights..........................................................................23

THE MERGER
         Background And Reasons For The Merger..................................................................24
         Opinion Of Financial Advisor To Hebron Bancorp.........................................................26
         Management Following The Merger........................................................................32
         Interest Of Certain Persons In The Merger..............................................................32
         Dissenters' Rights.....................................................................................34
         Federal Income Tax Consequences Of The Merger .........................................................38
         Accounting Treatment...................................................................................39
         Restrictions On Resale Of First Financial Common Stock.................................................40
         Regulatory Considerations .............................................................................41

THE MERGER AGREEMENT
         Structure Of The Merger ...............................................................................42
         Surrender Of Stock Certificates .......................................................................42
         Effective Time Of The Merger...........................................................................43
         Fractional Interests ..................................................................................43
         Conditions To Consummation Of The Merger...............................................................43
         Termination Of The Merger .............................................................................45
         First Financial Average Closing Price And Termination Of The Merger....................................46

INFORMATION ABOUT FIRST FINANCIAL
         Recent Developments....................................................................................48
         General ...............................................................................................49

INFORMATION ABOUT THE BUSINESS OF HEBRON BANCORP
         General................................................................................................50
         Competition............................................................................................50
         Regulation ............................................................................................51
         Properties ............................................................................................51
         Legal Proceedings......................................................................................51
         Certain Transactions With Hebron Bancorp...............................................................51

PRINCIPAL SHAREHOLDERS AND OWNERSHIP BY MANAGEMENT..............................................................52

COMPARATIVE MARKET AND DIVIDEND INFORMATION
         Nature of Trading Market...............................................................................53
         Dividends..............................................................................................54

COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS
         Authorized But Unissued Shares.........................................................................55
         Dividend Rights........................................................................................55
         Directors..............................................................................................56
         Quorum For Shareholders' Meetings......................................................................57
         Voting Rights..........................................................................................58
         Special Meetings.......................................................................................58
         Notice Of Shareholder Meetings.........................................................................58
         Preemptive Rights......................................................................................58
         Redemption And Assessment..............................................................................59
         75% Majority Vote Required.............................................................................59
         Informal Action By Shareholders........................................................................60
         Emergency By-Laws......................................................................................60
         Amendments To Articles And Regulations/By-Laws.........................................................60
         Provisions Affecting Business Combinations And Changes In Control......................................61
         First Financial Shareholder Rights Plan................................................................63
         Transfer Agent And Registrar...........................................................................63

ADJOURNMENT OF THE SPECIAL MEETING..............................................................................64

EXPERTS.........................................................................................................65

LEGAL MATTERS...................................................................................................65

WHERE YOU CAN FIND MORE INFORMATION.............................................................................66

SELECTED FINANCIAL DATA - HEBRON BANCORP, INC..................................................................F-1

HEBRON BANCORP, INC.--MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................................................F-2

HEBRON BANCORP, INC. CONSOLIDATED FINANCIAL STATEMENTS
         Report Of Independent Auditors....................................................................... F-18
         Consolidated Balance Sheets...........................................................................F-19
         Consolidated Statements Of Income.....................................................................F-20
         Consolidated Statements Of Comprehensive Income.......................................................F-21
         Consolidated Statements Of Stockholders' Equity.......................................................F-22
         Consolidated Statements Of Cash Flows.................................................................F-23
         Notes To Consolidated Financial Statements............................................................F-25

APPENDICES
         Plan and Agreement of Merger....................................................................Appendix A
         Fairness Opinion................................................................................Appendix B
         Kentucky Revised Statutes - Subtitle 13.  Dissenters' Rights....................................Appendix C

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:       WHY DO HEBRON BANCORP, INC. AND FIRST FINANCIAL BANCORP. WANT TO MERGE?

A: Hebron Bancorp believes shareholder value will increase and that its customers will benefit through an affiliation with First Financial. This will be First Financial's first association with a bank located in Kentucky. The merger will expand First Financial's presence into a new market with a bank it believes has excellent potential for profitable growth.

Q.       WHAT CHANGES WILL I SEE IN HEBRON DEPOSIT BANK?

A: Virtually none. Hebron Deposit Bank's name will not change and customers will continue to be served by the same employees and officers. The bank will continue to be guided by its present Board of Directors.

Q.       HOW WILL I BENEFIT?

A. Hebron Bancorp's Board of Directors believes you will benefit from the financial terms of the merger and from the greater marketability and liquidity of First Financial's stock. It is actively traded on the Nasdaq National Market (common stock symbol: FFBC); Hebron Bancorp's stock is not actively traded.

Q.       WHAT WILL I RECEIVE FOR MY HEBRON BANCORP SHARES?

A. You will receive 20.3775 shares of First Financial common stock for each share of Hebron Bancorp common stock which you own just before the merger. First Financial will not issue fractional shares. Instead, you will receive cash for any fractional shares, based on the average closing price of First Financial common stock, as described in the Merger Agreement. Based on the closing price of First Financial common stock on April __, 1999, the value of 20.3775 shares of First Financial common stock was $______. The number of shares of First Financial common stock to be received by Hebron Bancorp shareholders may increase if the market value of First Financial common stock decreases relative to a peer group of other financial institution holding companies. See the Plan and Agreement of Merger, incorporated as Appendix A in this Proxy Statement-Prospectus, for more information.

Q.       WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We hope to complete the merger as soon as possible after the special meeting, assuming the required shareholder approval is obtained. The merger is also subject to required regulatory approvals and other conditions which must be met or waived before the merger can occur. Either Hebron Bancorp or First Financial may terminate the merger if it does not occur on or before July 31, 1999.

Q.       WHAT DO I DO NOW?

A. After reviewing this document and the Merger Agreement, indicate on your proxy card how you want to vote, sign it and return it to us as soon as possible in the enclosed return envelope. You may attend the special shareholders' meeting and vote your shares in person rather than completing and returning your proxy card.

Q.       HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?

A. If you sign and return a proxy card and do not indicate how you wish to vote, your proxy will be voted in favor of the merger.

Q.       WHAT WILL HAPPEN IF I DON'T VOTE?

A. If you do not return the proxy card or vote in person at the special meeting, it will have the same effect as if you voted "no." Please remember that the required vote of shareholders is based on the total number of outstanding shares and not the number of shares which are actually voted. For this reason, we encourage you to complete and return your proxy card.

Q.       WHAT IF I RETURN MY PROXY AND THEN CHANGE MY MIND?

A. You may revoke your proxy at any time prior to its exercise by submitting a written notice of revocation, properly completing a proxy of later date, or by attending the special shareholders' meeting and voting in person. See "THE SPECIAL MEETING - Voting And Revocation of Proxies" for more information.

Q. IF MY SHARES ARE HELD IN "STREET" NAME BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. Your broker will request instructions from you as to how you wish your shares to be voted and will vote your shares according to your instructions.

Q.       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A. No. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

Q.       WHAT RIGHTS DO I HAVE IF I DISSENT FROM THE MERGER?

A. If you dissent from the merger and follow certain procedures described in Title 271B, Subtitle 13 of the Kentucky Revised Statutes, you will be entitled to receive the fair value of your Hebron Bancorp common stock in cash. See "THE MERGER - Dissenters' Rights" for information on dissenters' rights and how to exercise them. A copy of Subtitle 13 is included in this Proxy Statement - Prospectus as Appendix C.

Q.       WHAT ARE THE TAX CONSEQUENCES TO SHAREHOLDERS OF THE MERGER?

A. We expect the exchange of Hebron Bancorp common stock for First Financial common stock to be tax free for federal income tax purposes. Hebron Bancorp shareholders will recognize income or gain, however, on cash received for fractional shares or for cash received as a result of perfected dissenters' rights. See "THE MERGER - Federal Income Tax Consequences Of The Merger" for more information concerning the tax consequences of the merger.

Q.       DO I NEED TO READ THE ENTIRE PROXY STATEMENT-PROSPECTUS, INCLUDING
         APPENDICES?

A. Absolutely. Much of the Proxy Statement-Prospectus summarizes information set forth in greater detail elsewhere in the document or in the appendices to this document. Each summary is qualified in its entirety by reference to the document being summarized. For example, the summary of the Plan and Agreement of Merger contained in "THE MERGER AGREEMENT" is qualified in its entirety by reference to the full text of the Plan and Agreement of Merger, a copy of which is included in this Proxy Statement-Prospectus as Appendix A. If there are any differences, the information in the Plan and Agreement of Merger will control over the information in the summary. As a result, to fully understand the merger and your rights as a Hebron Bancorp shareholder, you will need to read carefully this entire document including appendices.

Q.       WHO CAN I CONTACT IF I HAVE MORE QUESTIONS ABOUT THE MERGER?

A. If you have questions concerning the merger, please call Michael A. Conner, Chairman of the Board of Directors and Chief Executive Officer of Hebron Bancorp, at (606) 689-4301.

                                     SUMMARY

This summary highlights selected information from this document. It does not contain all the information that is important to you. You should read this entire document carefully. For additional information, see "Where You Can Find More Information" (page 66).

We call this document a Proxy Statement-Prospectus. It is a Proxy Statement sent by Hebron Bancorp to you and the other shareholders of Hebron Bancorp. It also is a Prospectus of First Financial Bancorp. covering the shares of First Financial common stock that you and the other shareholders of Hebron Bancorp will receive if the merger is completed. These First Financial shares have been registered with the Securities and Exchange Commission. Hebron Bancorp has supplied the information in this document that relates to it, and First Financial has supplied the information that relates to it.

THE COMPANIES (PAGES 48 AND 50)

FIRST FINANCIAL BANCORP.
300 High Street
P.O. Box 476
Hamilton, Ohio  45012-0476
(513) 867-4700

First Financial is a bank holding company and savings and loan holding company that, through its subsidiaries, provides a full range of banking services to its customers located in selected communities in Ohio, Indiana and Michigan. First Financial has 105 offices in those three states and at December 31, 1998 had total assets of approximately $2.9 billion, deposits of approximately $2.3 billion and shareholders equity of approximately $302 million.

HEBRON BANCORP, INC.
2652 North Bend Road
Hebron, Kentucky  41048-0360
(606) 689-4301

Hebron Bancorp is a one-bank holding company whose only subsidiary is a Kentucky state chartered bank that operates in Hebron, Kentucky. Hebron Deposit Bank offers a diversified selection of loan and investment products to its customers. As of December 31, 1998, Hebron Bancorp had three offices located in Boone County, Kentucky and assets of approximately $112 million, deposits of approximately $96 million and shareholders' equity of approximately $11.8 million.

THE MERGER (PAGE 24)

We propose a merger that will result in Hebron Bancorp being acquired by and merged into First Financial. Hebron Bancorp's wholly owned subsidiary, Hebron Deposit Bank, will become a wholly owned subsidiary of First Financial. We hope to complete the merger by the end of July 1999. The Plan and Agreement of Merger (the "Merger Agreement") is the document that governs the merger. We have attached this agreement as Appendix A to this Proxy Statement-Prospectus, and we encourage you to read it.

WHAT YOU WILL RECEIVE IN THE MERGER

The Merger Agreement provides that you will receive 20.3775 shares of First Financial common stock for each share of Hebron Bancorp common stock that you own just before the merger. Based on the closing price per share of First Financial common stock on the Nasdaq National Market on April __, 1999, the value of 20.3775 shares of First Financial common stock was $______.


In the event of a reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in First Financial's capitalization, the number of First Financial shares you have the right to receive will be adjusted so as to give you the proportional adjustment of such event or action.

You will receive only whole shares of First Financial stock and cash in payment for any fractional share. First Financial's stock trades on the Nasdaq National Market under the symbol "FFBC". On April ____, 1999, the last reported sale of First Financial common stock as reported on the Nasdaq National Market was $_________ per share. You can obtain current stock price quotations for First Financial common stock ("FFBC") from a newspaper, on the Internet or by calling your broker.

The Hebron Bancorp common stock is not traded on an established public market. Hebron Bancorp management is aware of only one sale of Hebron Bancorp common stock since the holding company was formed in 1994, but does not know the price at which the shares traded.

ADJUSTMENT TO MERGER CONSIDERATION IN THE EVENT OF A DECLINE IN FIRST FINANCIAL STOCK PRICE

The Merger Agreement provides that Hebron Bancorp shareholders will receive
20.3775 shares of First Financial common stock for each share of Hebron Bancorp common stock, unless First Financial's market price per share declines both independently and relative to a peer group of financial institution holding companies. If (a) the average closing price of First Financial common stock falls below approximately $23.86 per share and (b) the HBI Ratio (the average closing price divided by $28.0682) is less than the value of an index of financial institution holding companies (the "Index Ratio"), Hebron Bancorp's board of directors may elect to terminate the Merger Agreement. If Hebron Bancorp's board elects to terminate the Merger Agreement and gives notice of its termination of the Merger Agreement to First Financial as provided in the Merger Agreement, First Financial will then have the option of increasing the number of shares of First Financial common stock issued to Hebron Bancorp shareholders in accordance with a formula set forth in the Merger Agreement. If First Financial elects to increase the number of shares issued to Hebron Bancorp shareholders, the Merger Agreement will not terminate and Hebron Bancorp shareholders will be entitled to receive increased number of shares. If First Financial does not agree to issue additional shares, the Merger Agreement will terminate immediately. The Hebron Bancorp Board of Directors has not decided in advance whether it would terminate the Merger Agreement if these declines occur.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REASONS FOR THE MERGER (PAGE 24)

The Hebron Bancorp Board of Directors believes the merger will benefit both you and Hebron Bancorp for a number of reasons, including:

1.       The financial terms of the merger.

2. The opinion of Professional Bank Services, Inc. as to the fairness of the merger consideration from a financial perspective.

3. First Financial's stock is actively traded on the Nasdaq National Market; Hebron Bancorp's stock is not actively traded.

4. First Financial's offer is tax-free to Hebron Bancorp shareholders for federal income tax purposes, except for cash received for fractional shares and cash paid dissenting shareholders who exercise dissenters' rights.

5. The banking philosophy of First Financial emphasizes community banking and autonomy of its subsidiaries; Hebron Deposit Bank will continue to operate as a separate subsidiary with minimal changes to employees.

The Board of Directors of Hebron Bancorp believes the reasons for the merger must be viewed as a whole and did not assign any greater or lessor importance to a specific reason.

THE SPECIAL MEETING OF SHAREHOLDERS (PAGE 22)

We will hold a special meeting of Hebron Bancorp shareholders at the main office of Hebron Deposit Bank, 2652 North Bend Road, Hebron, Kentucky 41048, at ____ _.m. local time, on May __, 1999. At this meeting, we will ask you:

1.       To approve the Merger Agreement;

2. To permit the special meeting to be adjourned or postponed for the purpose of allowing additional time for the solicitation of votes to approve the Merger Agreement, if necessary; and

3. To act on any other matters that properly may be presented for a vote. Currently, we know of no other matters to be presented at the meeting.


OUR RECOMMENDATION (PAGE 24)

The Board of Directors of Hebron Bancorp believes that the merger is fair to you and in your best interests. The Board unanimously recommends that you vote "FOR" approval of the Merger Agreement

RECORD DATE; VOTING POWER (PAGE 23)

You may vote at the special meeting if you owned Hebron Bancorp shares as of the close of business on May __, 1999. You will have one vote for each share of Hebron Bancorp common stock owned on that date.

VOTING REQUIRED AND VOTING AGREEMENT (PAGE 23)

To approve the merger, Hebron Bancorp shareholders holding at least a majority of the outstanding shares of Hebron Bancorp common stock must vote to approve the Merger Agreement.

Together the directors and executive officers of Hebron Bancorp can vote 47.58% of the shares entitled to vote at the special meeting. Based upon the unanimous recommendations of the Board, we expect Hebron Bancorp's directors and officers to vote all of their shares to approve the Merger Agreement.

Approval of the Plan and Agreement of Merger will also authorize the Hebron Bancorp Board of Directors to exercise its discretion whether to proceed with the merger in the event Hebron Bancorp has the right to terminate the Plan and Agreement of Merger or, in the event of a substantial decline in the trading price of First Financial common stock, agree to an adjustment to the terms of the merger.

EXCHANGE OF CERTIFICATES (PAGE 42)

If the merger is completed and if you do not dissent to the merger, your shares of Hebron Bancorp common stock will be converted into shares of First Financial common stock, and you will need to exchange your Hebron Bancorp stock certificates for First Financial stock certificates.

If we complete the merger, we will send you detailed instructions on how to exchange your stock certificates. Please do not send us any stock certificates until you receive these instructions.

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
WHAT WE NEED TO DO TO COMPLETE THE MERGER
(PAGE 43)

The completion of the merger depends on a number of conditions being met. These conditions are set forth in the Merger Agreement. Some of the conditions are:

1.       Hebron Bancorp shareholders must approve the Merger Agreement.

2. Hebron Bancorp and First Financial must receive all required regulatory approvals and certain waiting periods required by law must have passed;

3. There must be no governmental order blocking completion of the merger, and no governmental proceeding trying to block the merger;

4. Hebron Bancorp and its shareholders and First Financial must receive legal opinions confirming that the merger will be treated as a reorganization for federal income tax purposes;

5. Hebron Bancorp and First Financial must each receive a letter from its independent accountants stating that the merger will qualify for "pooling-of-interests" accounting treatment; and

6. First Financial must register its shares to be issued to shareholders of Hebron Bancorp with the Securities and Exchange Commission and list these shares on the Nasdaq National Market.

Unless prohibited by law, the party entitled to assert the condition could waive a condition to the merger that has not been satisfied and complete the merger anyway.

We cannot be certain whether or when any of these conditions will be satisfied or waived if permissible. We cannot be certain that we will complete the merger.

TERMINATION OF THE MERGER AGREEMENT (PAGE 45)

The two companies can agree at any time to terminate the Merger Agreement without completing the merger, even if the Hebron Bancorp shareholders have already approved the merger. Either company also can terminate the Merger Agreement for a number of reasons, including:

1. if any court or governmental body has issued a final order prohibiting the merger;

2.       if the merger is not completed by July 31, 1999;

3.       if the Hebron Bancorp shareholders do not approve the merger; or

4. if the other company materially violates any of its representations, warranties or obligations under the Merger Agreement.

First Financial can terminate the Merger Agreement if the percentage of Hebron Bancorp shares owned by shareholders who perfect dissenters' rights under Kentucky law exceeds the percentage that would allow First Financial to account for the merger as a pooling-of-interests.

Hebron Bancorp can terminate the Merger Agreement if:

1. The average trading price of First Financial common stock drops below $23.857995 per share; and

2. The ratio obtained by dividing First Financial's average trading price by $28.0682 is less than the specified ratio for a group of peer institutions; and

3. First Financial chooses not to issue additional shares of common stock within the limits required by the Merger Agreement.

Either Hebron Bancorp or First Financial can terminate the Merger Agreement if the average daily closing sales price of a First Financial share, as reported on the Nasdaq National Market, for the 20 consecutive trading days (where at least 1,000 shares were traded) ending on the second trading day preceding the date of consummation of the Merger is less than $20.00 per share.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 38)

We expect that neither of the two companies nor the shareholders of Hebron Bancorp will recognize any gain or loss for federal income tax purposes in the merger, except in connection with any cash that Hebron Bancorp shareholders receive instead of fractional shares or cash paid dissenting shareholders who exercise dissenters' rights. Hebron Bancorp and its shareholders and First Financial will each receive a legal opinion that this is the case. If First Financial and Hebron Bancorp choose to close with a tax opinion prepared by legal counsel, however, these opinions do not bind the Internal Revenue Service, which could take a different view.

Determining the actual tax consequences of the merger to you as a taxpayer can be complicated. The tax treatment will depend on your specific situation and on many variables not within our control. You should consult your tax advisor for a full understanding of the merger's tax consequences.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ACCOUNTING TREATMENT (PAGE 39)

We expect the merger to qualify as a "pooling-of-interests," which means that, for accounting and financial reporting purposes, First Financial will treat Hebron Bancorp as if it had always been a part of First Financial.

OPINION OF FINANCIAL ADVISOR (PAGE 26)


Among the other factors considered in deciding to approve the merger, Hebron Bancorp's Board of Directors considered the opinion of its financial advisor, Professional Bank Services, Inc., that the consideration proposed to be received by the shareholders of Hebron Bancorp under the terms of the Merger Agreement is fair and equitable from a financial perspective. We have attached this opinion to this Proxy Statement-Prospectus as Appendix B.

You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Professional Bank Services, Inc., in rendering its opinion.

MANAGEMENT OF FIRST FINANCIAL AFTER THE MERGER
(PAGE 32)

The current directors and executive officers of First Financial will remain unchanged after the merger.

INTERESTS OF HEBRON BANCORP'S DIRECTORS AND EXECUTIVE OFFICERS
IN THE MERGER (PAGE 32)

Some directors and officers of Hebron Bancorp have interests in the merger that are different from your interests. The Merger Agreement contains certain provisions regarding the continuation or modification of benefits available to employees of Hebron Bancorp. These modifications apply to all of Hebron Bancorp's employees. The Board of Directors of Hebron Bancorp was aware of these interests and took them into account in approving the Merger Agreement.

DIFFERENCES IN RIGHTS OF SHAREHOLDERS (PAGE 55)

The Kentucky Revised Statutes and Hebron Bancorp's Articles of Incorporation and By-Laws currently govern your rights as a shareholder of Hebron Bancorp. First Financial is an Ohio corporation and, if the merger is completed, the Ohio General Corporation Law and First Financial's Articles of Incorporation and Regulations will govern your shareholder rights.

DISSENTERS' RIGHTS (PAGE 34)

Kentucky law permits holders of Hebron Bancorp common stock to dissent from the merger and, if the parties do not agree on the fair value of Hebron Bancorp common stock, to have the fair value of their stock determined by a court and paid to them in cash. To do this, holders of dissenting shares must follow required procedures, including filing notices with us and either abstaining or voting against the merger. If you dissent from the merger and follow the required procedures, your shares of Hebron Bancorp common stock will not become shares of First Financial common stock. Instead, your only right will be to receive the fair value of your shares in cash. We have attached the applicable provisions of Kentucky law related to dissenters' rights to this Proxy Statement-Prospectus as Appendix C.

REGULATORY APPROVALS (PAGE 41)

We cannot complete the merger until the proposed transaction receives the approval of the Federal Reserve Board and 15 days expire after the receipt of such approval. Such 15-day period will become a 30-day period, however, if the United States Department of Justice issues an adverse comment relating to competitive factors. In addition, the merger is also subject to approval by the Kentucky Department of Financial Institutions.


RECENT DEVELOPMENTS (PAGE 48)

First Financial signed a plan and agreement of merger with Sand Ridge Financial Corporation ("Sand Ridge Financial") on December 16, 1998. Shareholders of Sand Ridge Financial will receive 85.25 shares of First Financial common stock for each share of Sand Ridge Financial stock. After the merger, Sand Ridge Bank, Sand Ridge Financial's only subsidiary, will become a wholly owned subsidiary of First Financial. Subject to numerous conditions, including shareholder and regulatory approval, the completion of this merger is not certain.
--------------------------------------------------------------------------------

  SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA


                                                                             YEARS ENDED DECEMBER 31,
                                              --------------------------------------------------------------------------------
                                                      1998             1997            1996            1995             1994
                                                      ----             ----            ----            ----              ----
                                                             (Dollars in thousands, except per share data)
SAND RIDGE FINANCIAL CORPORATION
(HISTORICAL)
  Net earnings (A)                              $      5,448     $      4,993     $      4,884     $      4,158     $      3,639
  Total assets (period end)                          557,173          456,094          416,544          393,138          363,566
  Long-term borrowings (period end)                   13,712            4,686            3,500                0                0
  Net earnings per common share - basic (A) (1)        90.80            83.21            81.39            69.30            60.66
  Net earnings per common share - diluted              90.80            83.21            81.39            69.30            60.66
  (A) (1)
  Dividends declared per share                         18.00            17.00            16.00            15.00            14.00
  Book value per share (period end) (2)               742.21           661.34           576.49           516.70           404.64
  Average shares outstanding (B)                      60,000           60,000           60,000           60,000           60,000
  Shares outstanding (period end) (B)                 60,000           60,000           60,000           60,000           60,000

HEBRON BANCORP, INC. (HISTORICAL)
  Net earnings (A)                                     1,419            1,531            1,263            1,027              816
  Total assets (period end)                          111,658           99,114           96,017           90,844           82,063
  Long-term borrowings (period end)                    1,730            1,127            1,194            1,260            1,320
  Net earnings per common share - basic (A) (1)        24.24            26.17            21.59            17.56            13.95
  Net earnings per common share - diluted              24.24            26.17            21.59            17.56            13.95
  (A) (1)
  Dividends declared per share                          5.50             5.00             4.00             2.50             2.20
  Book value per share (period end) (2)               196.65           176.36           152.21           134.24           120.50
  Average shares outstanding (B) (4)                  58,533           58,500           58,500           58,500           58,500
  Shares outstanding (period end) (B) (4)             60,000           58,500           58,500           58,500           58,500

FIRST FINANCIAL (HISTORICAL)
  Net earnings (A)                              $     44,106     $     40,308     $     33,940     $     31,789     $     28,173
  Total assets (period end)                        2,871,104        2,636,111        2,261,711        2,103,375        1,922,643
  Long-term borrowings (period end)                  105,335           41,054            6,506            2,820                0
  Net earnings per common share - basic (A) (1)         1.21             1.11             0.96             0.95             0.87
  Net earnings per common share - diluted               1.21             1.10             0.96             0.95             0.86
  (A) (1)
  Dividends declared per share (3)                      0.57             0.52             0.46             0.41             0.37
  Book value per share (period end) (2)                 8.34             7.86             7.27             6.76             5.99
  Average shares outstanding (B) (5)              36,375,686       36,402,415       35,359,522       33,243,500       32,505,024
  Shares outstanding (period end) (B) (5)         36,201,700       36,424,937       35,578,513       34,641,729       32,488,579

--------------------
See Notes to Selected Unaudited Consolidated Financial Data and Per Share Data on page 10.

 SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA,
                                   CONTINUED


                                                                    YEARS ENDED DECEMBER 31,
                                                      1998          1997           1996          1995          1994
                                                      ----          ----           ----          ----          ----
                                                           (Dollars in thousands, except per share data)
PRO-FORMA FIRST FINANCIAL, SAND RIDGE
FINANCIAL CORPORATION &  HEBRON BANCORP,
INC.  (6)
  Net earnings (A)                               $  50,973     $  46,832      $  40,087     $  36,974     $  32,628
  Net earnings per common share - basic (A)
   (1)                                                1.19          1.10           0.96          0.93          0.84
  Net earnings per common share - diluted
   (A) (1)                                            1.19          1.09           0.96          0.93          0.83
   Dividends declared per share - First
   Financial                                          0.57          0.52           0.46          0.41          0.37
  Book value per share (period end) (2)               8.42          7.86           7.21          6.66          5.82
  Average shares outstanding (B)                42,713,336    42,740,065     41,697,172    39,581,150    38,842,674
  Shares outstanding (period end) (B)           42,539,350    42,762,587     41,916,163    40,979,379    38,826,229

PRO-FORMA HEBRON BANCORP., INC. ONE SHARE
EQUIVALENT ASSUMING MERGER OF FIRST
FINANCIAL, SAND RIDGE FINANCIAL & HEBRON
BANCORP AND 20.3775 EXCHANGE RATIO (7)
  Net earnings per common share - basic (A)
   (1)                                             $ 24.25       $ 22.42        $ 19.56       $ 18.95       $ 17.12
  Net earnings per common share - diluted
   (A) (1)                                           24.25         22.21          19.56         18.95         16.91
  Dividends declared per share                       11.62         10.60           9.37          8.35          7.54
  Book value per share                              171.58        160.17         146.92        135.71        118.60

--------------------

(A) Before cumulative effect of changes in accounting principles.
(B) Average and period end shares outstanding are not rounded to the nearest thousand.

See Notes to Selected Unaudited Consolidated Financial Data and Per Share Data on page 10.

NOTES TO SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA
--------------------------------------------------------------------------

(1) Net earnings per common share - basic is calculated by dividing net earnings for the period by the average number of common shares outstanding for the period. Net earnings per common share - diluted for First Financial includes the assumed exercise of outstanding stock options. Sand Ridge Financial and Hebron Bancorp do not have any potentially dilutive instruments outstanding.

(2) Book value per share is calculated by dividing total shareholders' equity at the end of the period by the number of shares outstanding at the end of the period.

(3) Dividend information on First Financial's subsidiaries, which have merged with First Financial under the pooling-of-interests method after January 1, 1994, has not been recalculated or added to First Financial's historical dividend information. First Financial has adjusted historical information to reflect the issuance of stock splits and dividends.

(4) Hebron Bancorp owned 97.5% of the outstanding stock of Hebron Deposit Bank at December 31, 1997, 1996, 1995, and 1994. As of December 31, 1998, the minority shareholders of Hebron Deposit Bank had traded their bank stock for shares of Hebron Bancorp, thereby increasing the total outstanding stock of Hebron Bancorp to 60,000 shares and making Hebron Deposit Bank a wholly owned subsidiary of Hebron Bancorp. The pro-forma financial data assumes 60,000 shares of Hebron Bancorp were outstanding at January 1, 1994.

(5) The shares outstanding data for First Financial has been adjusted to reflect treasury stock transactions.

(6) The PRO-FORMA FIRST FINANCIAL, SAND RIDGE FINANCIAL CORPORATION & HEBRON BANCORP, INC. reflects the combined results of First Financial, Sand Ridge Financial and Hebron Bancorp, Inc. after giving effect to the pooling-of-interests method of accounting. For illustrative purposes, the combined results assume the merger was consummated on January 1, 1994.

         The per share data, average shares outstanding and shares outstanding (period end) were calculated assuming the issuance of 5,115,000 shares of First Financial common stock for all outstanding shares of Sand Ridge Financial and the issuance of 1,222,650 shares of First Financial common stock for all outstanding shares of Hebron Bancorp, Inc.

(7) Upon consummation of the Merger, each Hebron Bancorp shareholder will be entitled to receive First Financial shares equal to the total number of shares of Hebron Bancorp common stock owned by such shareholder multiplied by the Exchange Ratio. The Exchange Ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial common stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial common stock.

         Since the Exchange Ratio is not determinable at the printing of this Proxy Statement-Prospectus, the one share equivalent pro-forma net earnings, dividends and book value per share for Hebron Bancorp were calculated assuming an Exchange Ratio of 20.3775 shares and are shown for illustrative purposes only.

        SUMMARY OF PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

         The following pro-forma unaudited consolidated balance sheet as of December 31, 1998 and the pro-forma unaudited consolidated statements of earnings for the years ended December 31, 1998, 1997 and 1996 indicate the pro-forma effects of the mergers of Hebron Bancorp and Sand Ridge Financial into First Financial and the issuance of shares of First Financial common stock in exchange for all of the outstanding shares of Hebron Bancorp and Sand Ridge Financial common stock using the pooling-of-interests method of accounting. Each share of Hebron Bancorp common stock and Sand Ridge Financial common stock will be canceled and extinguished in consideration and exchange for a number of shares of First Financial common stock equal to their respective exchange ratios. The pro-forma information has been calculated assuming the issuance of 5,115,000 shares of First Financial common stock for Sand Ridge Financial common stock and the issuance of 1,222,650 shares of First Financial common stock for Hebron Bancorp common stock. These are the aggregate number of shares to be issued according to the respective merger agreements, assuming no adjustments are required.

         The pro-forma information for First Financial and Sand Ridge Financial is based on their historical financial statements, giving effect to the accounting method proposed and the assumptions and adjustments in the accompanying notes to the pro-forma financial statements. Hebron Bancorp uses a June 30 fiscal year for audit purposes. For purposes of the pro-forma unaudited consolidated financial statements, the statements of earnings have been adjusted to reflect the years ended December 31. Even though Hebron Bancorp uses a June 30 fiscal year for reporting purposes, its internal books and records are maintained on a calendar year basis. Hebron Bancorp's internal financial statements were therefore used for the pro-forma financial information on the following pages.

         These pro-forma unaudited statements are presented for illustrative purposes only and may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro-forma unaudited financial statements should be read in conjunction with the audited and unaudited financial statements and related notes set forth or incorporated by reference in this Proxy Statement-Prospectus.

                 PRO-FORMA UNAUDITED CONSOLIDATED BALANCE SHEET
                              AT DECEMBER 31, 1998



                                          First         Sand Ridge        Hebron     Consolidated
                                        Financial        Financial       Bancorp       Pro-forma
                                        ---------        ---------       -------       ---------
                                                             (Dollars in thousands)
ASSETS
Cash and due from banks              $   136,489      $    25,223     $     2,788     $   164,500
Interest-bearing
  deposits with other
  banks                                    2,498              100               0           2,598
Federal funds sold and
  securities purchased
  under agreements to
  resell                                   4,921                0           3,733           8,654
Investment securities                    348,095          205,623          33,927         587,645
Loans, net of unearned
  income and allowance
  for loan losses                      2,237,189          313,614          68,543       2,619,346
Premises and equipment                    50,902            6,077           1,127          58,106
Accrued interest and
  other assets                            91,010            6,536           1,540          99,086
                                     ===========      ===========     ===========     ===========
TOTAL ASSETS                         $ 2,871,104      $   557,173     $   111,658     $ 3,539,935
                                     ===========      ===========     ===========     ===========

LIABILITIES
Deposits                             $ 2,326,596      $   449,102     $    96,369     $ 2,872,067
Short term borrowings                    109,363           44,419           1,282         155,064
Long term borrowings                     105,335           13,712           1,730         120,777
Accrued interest and
  other liabilities                       27,877            5,407             478          33,762
                                     -----------      -----------     -----------     -----------
TOTAL LIABILITIES                      2,569,171          512,640          99,859       3,181,670

SHAREHOLDERS' EQUITY
Common stock                             298,285              600(B)          120(D)      306,709
Surplus                                        0            4,600(B)        3,104(D)            0
Retained earnings                          5,366           36,411           8,383          50,160
Accumulated comprehensive income           1,835            2,922             192           4,949
Restricted stock awards                     (408)               0               0            (408)
Treasury stock, at cost                   (3,145)               0               0          (3,145)
                                     -----------      -----------     -----------     -----------

TOTAL SHAREHOLDERS
  EQUITY                                 301,933           44,533          11,799         358,265
                                      -----------      -----------     -----------     -----------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY               $ 2,871,104      $   557,173     $   111,658     $ 3,539,935
                                     ===========      ===========     ===========     ===========

--------------------
See Notes to the Pro-forma Unaudited Consolidated Financial Statements on page
16.

             PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                      First         Sand Ridge       Hebron        Consolidated
                                    Financial       Financial        Bancorp        Pro-forma
                                    ---------       ---------        -------        ---------
                                          (Dollars in thousands, except per share data)
INTEREST INCOME:
  Loans, including fees           $   193,924     $    24,295     $     6,344     $   224,563
  Investment securities                24,897          10,898           1,315          37,110
  Other                                   690             149             254           1,093
                                  -----------     -----------     -----------     -----------
  Total interest income               219,511          35,342           7,913         262,766

INTEREST EXPENSE:
  Deposits                             80,282          16,556           3,752         100,590
  Short-term borrowings                 4,204             597              76           4,877
  Long-term borrowings                  3,961             898             108           4,967
                                  -----------     -----------     -----------     -----------
  Total interest expense               88,447          18,051           3,936         110,434
                                  -----------     -----------     -----------     -----------

  Net interest income                 131,064          17,291           3,977         152,332
  Provision for loan
    Losses                              6,077           2,050             120           8,247
                                  -----------     -----------     -----------     -----------
  Net interest income
    after provision for
    loan losses                       124,987          15,241           3,857         144,085
NONINTEREST INCOME                     34,341           4,533             545          39,419
NONINTEREST EXPENSES                   92,739          12,681           2,431         107,851
                                  -----------     -----------     -----------     -----------
INCOME BEFORE INCOME
  TAXES                                66,589           7,093           1,971          75,653
Income tax expense                     22,483           1,645             552          24,680
                                  -----------      -----------     -----------     -----------
NET EARNINGS                      $    44,106     $     5,448     $     1,419     $    50,973
                                  ===========     ===========     ===========     ===========

NET EARNINGS PER COMMON SHARE
  Basic                           $      1.21     $     90.80          $24.24     $      1.19
                                  ===========     ===========     ===========     ===========
  Diluted                         $      1.21     $     90.80     $     24.24     $      1.19
                                  ===========     ===========     ===========     ===========

AVERAGE SHARES
  OUTSTANDING                      36,375,686          60,000(A)       58,533(C)   42,713,336
                                  ===========     ===========     ===========     ===========

--------------------

See Notes to the Pro-forma Unaudited Consolidated Financial Statements on page
16.

             PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                  First        Sand Ridge      Hebron       Consolidated
                                                Financial      Financial       Bancorp        Pro-forma
                                                ---------      ---------       -------        ---------
                                                       (Dollars in thousands, except per share data)
INTEREST INCOME:
  Loans, including fees                        $  166,336     $   22,642     $    6,443     $  195,421
  Investment securities                            24,997          8,498          1,180         34,675
  Other                                               852            982            146          1,980
                                               ----------     ----------     ----------     ----------
  Total interest income                           192,185         32,122          7,769        232,076

INTEREST EXPENSE:
  Deposits                                         70,311         15,719          3,273         89,303
  Short-term borrowings                             5,518             69            133          5,720
  Long-term borrowings                              1,004            469             80          1,553
                                               ----------     ----------     ----------     ----------
  Total interest expense                           76,833         16,257          3,486         96,576
                                               ----------     ----------     ----------     ----------
  Net interest income                             115,352         15,865          4,283        135,500
  Provision for loan
    losses                                          4,736          1,800            120          6,656
                                               ----------     ----------     ----------     ----------
  Net interest income
    after provision for
    loan losses                                   110,616         14,065          4,163        128,844
NONINTEREST INCOME                                 26,977          3,851            384         31,212
NONINTEREST EXPENSES                               77,677         11,229          2,323         91,229
                                               ----------     ----------     ----------     ----------
INCOME BEFORE INCOME
  TAXES                                            59,916          6,687          2,224         68,827
Income tax expense                                 19,608          1,694            693         21,995
                                               -----------    -----------    ----------     ----------

NET EARNINGS                                   $   40,308     $    4,993     $    1,531     $   46,832
                                               ==========     ==========     ==========     ==========

NET EARNINGS PER COMMON SHARE
  Basic                                        $     1.11     $    83.21     $    26.17     $     1.10
                                               ==========     ==========     ==========     ==========
  Diluted                                      $     1.10     $    83.21     $    26.17     $     1.09
                                               ==========     ==========     ==========     ==========

AVERAGE SHARES
OUTSTANDING                                    36,402,415         60,000(A)      58,500(C)  42,740,065
                                               ==========     ==========     ==========     ==========

--------------------

See Notes to the Pro-forma Unaudited Consolidated Financial Statements on page
16.

             PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                              First        Sand Ridge       Hebron      Consolidated
                                            Financial      Financial        Bancorp      Pro-forma
                                            ---------      ---------        -------      ---------
                                                   (Dollars in thousands, except per share data)
INTEREST INCOME:
  Loans, including fees                    $  144,941     $   21,149     $    5,707     $  171,797
  Investment securities                        25,377          7,448          1,474         34,299
  Other                                           957            335            151          1,443
                                           ----------     ----------     ----------     ----------
  Total interest income                       171,275         28,932          7,332        207,539

INTEREST EXPENSE:
  Deposits                                     65,907         14,052          3,419         83,378
  Short-term borrowings                         3,521            271            148          3,940
  Long-term borrowings                            279            149             81            509
                                           ----------     ----------     ----------     ----------
  Total interest expense                       69,707         14,472          3,648         87,827
                                           ----------     ----------     ----------     ----------
  Net interest income                         101,568         14,460          3,684        119,712
  Provision for loan
    losses                                      3,433          1,440            156          5,029
                                           ----------     ----------     ----------     ----------
  Net interest income
    after provision for
    loan losses                                98,135         13,020          3,528        114,683
NONINTEREST INCOME                             22,097          3,277            373         25,747
NONINTEREST EXPENSES                           71,261          9,499          2,057         82,817
                                           ----------     ----------     ----------     ----------
INCOME BEFORE INCOME
  TAXES                                        48,971          6,798          1,844         57,613
Income tax expense                             15,031          1,914            581         17,526
                                           ----------     ----------     -----------     ---------

NET EARNINGS                               $   33,940     $    4,884     $    1,263     $   40,087
                                           ==========     ==========     ==========     ==========

NET EARNINGS PER COMMON SHARE
  Basic                                    $     0.96     $    81.39     $    21.59     $     0.96
                                           ==========     ==========     ==========     ==========
  Diluted                                  $     0.96     $    81.39     $    21.59     $     0.96
                                           ==========     ==========     ==========     ==========

AVERAGE SHARES OUTSTANDING
                                           35,359,522         60,000(A)      58,500(C)  41,697,172
                                           ==========     ==========     ==========     ==========

--------------------

See Notes to the Pro-forma Unaudited Consolidated Financial Statements on page
16.

       NOTES TO THE PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


General
-------

         Reclassification of information has been made at times to provide consistency in the presentation of financial information for the corporations involved. These reclassifications are not material in nature and had no effect on net earnings.

         Listed below are certain costs that are directly attributable to the Merger with Hebron Bancorp and some of these can reasonably be expected to be included in the expenses of First Financial during the next 12 months. At March 31, 1999, approximately $46,000 of the costs listed below have already been paid and expensed by Hebron Bancorp. Those costs not previously paid were not considered in the preparation of the Pro-forma Unaudited Consolidated Financial Statements.

     Classification                                    Amount
     --------------                                    ------
                     (Dollars in thousands)
     Legal                                              $ 80
     Accounting                                           50
     Financial advisor                                   283
     Regulatory filing fees                                6
     Other                                                22
                                                          --
     Total                                              $441
                                                        ====


(A) First Financial is offering to exchange an aggregate total of 5,115,000 shares of First Financial common stock for outstanding shares of Sand Ridge Financial common stock. The exact number of First Financial shares to be issued for each share of Sand Ridge Financial common stock will be calculated by dividing 5,115,000 by the aggregate number of shares of Sand Ridge Financial common stock issued and outstanding immediately prior to the consummation date of the Merger. The Exchange Ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial common stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial common stock.

         If the Merger was consummated on April __, 1999, the Exchange Ratio would be 85.25 shares of First Financial common stock for each share of Sand Ridge Financial common stock.

(B) First Financial common stock and Sand Ridge Financial common stock do not have par values. Sand Ridge Financial common stock, however, has a stated value of $10.00 per share, while First Financial common stock does not have a stated value. Since First Financial common stock does not have a stated value, its capital accounts do not include an "additional paid-in capital" or "surplus" account. As a result, Sand Ridge Financial's additional paid in capital was transferred to its "common stock" account in the "consolidated pro-forma" column, as shown in the table below:

                                                       Sand Ridge    Transfer   Sand Ridge
                                                       Financial      from      Financial
                                                        Actual       Surplus    Pro-forma
                                                        ------       -------    ---------
                                                               (Dollars in thousands)
                     Common stock                       $   600     $ 4,600      $ 5,200
                     Surplus                              4,600      (4,600)           0
                                                        -------     -------      -------
                     Total common stock and surplus     $ 5,200     $     0      $ 5,200
                                                        =======     =======      =======

         The consolidated pro-forma shareholders' equity per share was calculated assuming the issuance of 5,115,000 shares of First Financial common stock for Sand Ridge Financial common stock and the issuance of 1,222,650 shares of First Financial common stock for Hebron Bancorp common stock, which are the number of shares that would have been issued if the Mergers were effective April __, 1999. The use of the number of shares is for illustrative purposes only and does not attempt to predict the actual number of shares that will be exchanged in the Merger.

(C) First Financial is offering to exchange an aggregate total of 1,222,650 shares of First Financial common stock for outstanding shares of Hebron Bancorp common stock. The exact number of First Financial shares to be issued for each share of Hebron Bancorp common stock will be calculated by dividing 1,222,650 by the aggregate number of shares of Hebron Bancorp common stock issued and outstanding immediately prior to the consummation date of the Merger. The Exchange Ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial common stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial common stock.

         If the Merger was consummated on April __, 1999, the Exchange Ratio would be 20.3775 shares of First Financial common stock for each share of Hebron Bancorp common stock.

(D) First Financial common stock and Hebron Bancorp common stock do not have par values. Hebron Bancorp common stock, however, has a stated value of $2.00 per share, while First Financial common stock does not have a stated value. Since First Financial common stock does not have a stated value, its capital accounts do not include an "additional paid-in capital" or "surplus" account. As a result, Hebron Bancorp's additional paid in capital was transferred to its "common stock" account in the "consolidated pro-forma" column, as shown in the table below:


                                                          Hebron     Transfer      Hebron
                                                          Bancorp      From        Bancorp
                                                           Actual     Surplus     Pro-forma
                                                           ------     -------     ---------
                                                              (Dollars in thousands)
              Common stock                                $   120     $ 3,104      $ 3,224
              Surplus                                       3,104      (3,104)           0
                                                          -------     -------      --------
              Total common stock and surplus              $ 3,224     $     0      $ 3,224
                                                          =======    ========      =======

                                  RISK FACTORS


In making your determination as to how to vote on the merger, you should consider the following factors:

Risks Relating To The Merger
----------------------------

AFTER THE SPECIAL MEETING, HEBRON BANCORP'S BOARD OF DIRECTORS MAY TERMINATE THE MERGER AGREEMENT, WITHOUT RESOLICITING THE APPROVAL OF HEBRON BANCORP'S SHAREHOLDERS, IF A DECREASE IN THE MARKET VALUE OF FIRST FINANCIAL COMMON STOCK MEETS CERTAIN CONDITIONS.

The precise value of the merger consideration to be paid to Hebron Bancorp's shareholders will not be known at the time of the special meeting. The Merger Agreement provides that Hebron Bancorp shareholders will receive 20.3775 shares of First Financial common stock for each share of Hebron Bancorp common stock, unless First Financial's market price per share declines both independently and relative to a peer group of financial institution holding companies. If (a) the average closing price of First Financial common stock falls below approximately $23.86 per share, and (b) the HBI Ratio (the average closing price divided by $28.0682) is less than the value of an index of financial institution holding companies (the "Index Ratio"), Hebron Bancorp's board of directors may elect to terminate the Merger Agreement. If Hebron Bancorp's board elects to terminate the Merger Agreement and gives notice of its termination of the Merger Agreement to First Financial as provided in the Merger Agreement, First Financial will then have the option of increasing the number of shares of First Financial common stock issued to Hebron Bancorp shareholders in accordance with a formula set forth in the Merger Agreement. If First Financial elects to increase the number of shares issued to Hebron Bancorp shareholders, the Merger Agreement will not terminate and Hebron Bancorp shareholders will be entitled to receive increased number of shares. If First Financial does not agree to issue additional shares, the Merger Agreement will terminate immediately.

First Financial's average closing price, the HBI Ratio and Index Ratio will not be computed any sooner than two days following the date of the special meeting of shareholders. Therefore, Hebron Bancorp's Board of Directors will not be able to determine if it has the right to terminate the Merger Agreement, and if it has such right, whether it will exercise such right, until after the date of the special meeting of shareholders. If the above conditions are satisfied, Hebron Bancorp's Board of Directors may elect to terminate the Merger Agreement even though it has been approved by a majority of the shareholders of Hebron Bancorp.

As of the date of this Proxy Statement-Prospectus, the average closing price of First Financial common stock was $______, the HBI Ratio would be ______% and the Index Ratio would be ______%. If the valuation date was the date of this Proxy Statement-Prospectus, Hebron Bancorp's Board of directors [would/would not] have the option of terminating the Merger Agreement. See "THE MERGER AGREEMENT - First Financial Average Closing Price And Termination Of The Merger" for more information.

HEBRON BANCORP'S SHAREHOLDERS WILL HAVE NO CONTROL OF FIRST FINANCIAL'S FUTURE OPERATIONS.

Hebron Bancorp's shareholders own 100% of Hebron Bancorp and, in the aggregate, have the power to approve or reject any matters requiring the approval of shareholders under Kentucky law and Hebron Bancorp's Articles of Incorporation. After Sand Ridge Financial Corporation and Hebron Bancorp merge with and into First Financial, Hebron Bancorp's shareholders, in the aggregate, will own approximately 2.87% of the outstanding shares of First Financial, based on First Financial shares outstanding at December 31, 1998. Even if all former Hebron Bancorp shareholders vote in concert on items which may be presented to First Financial shareholders, they will not have a major impact on whether such items are approved or rejected.


Post-Merger Risks
-----------------

FIRST FINANCIAL'S ACQUISITION STRATEGY COULD POSE RISKS.

First Financial has grown through acquisitions during recent years and anticipates that it will make additional acquisitions in the future. First Financial may need to issue additional common stock to pay for future acquisitions, which would further dilute the ownership interest of First Financial shareholders, including former Hebron Bancorp shareholders. Future acquisitions may also require First Financial to use substantial cash or other liquid assets or to incur debt. If this occurs, First Financial may be more susceptible to economic downturns and competitive pressures.

FIRST FINANCIAL NEEDS TO BE PREPARED FOR THE YEAR 2000.

Potential system disruptions that may occur because of the Year 2000 issue could adversely affect First Financial's operations and profitability. Although First Financial has devoted significant resources in both money and time to the remediation of its systems in preparation for the Year 2000 and believes its systems will be Year 2000 compliant, some factors are not within First Financial's control and could disrupt its operations. Such factors could include increased withdrawal demand as the year 2000 approaches and the affect on First Financial's liquidity and the Year 2000 preparedness of First Financial's loan customers and the risk for increased loan losses. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - YEAR 2000 ISSUES" in First Financial's 1998 Annual Report to its shareholders, which is incorporated by reference, for a more thorough discussion of First Financial's Year 2000 preparations.

THE FINANCIAL SERVICES INDUSTRY IS EXTREMELY COMPETITIVE.

First Financial's affiliates compete with other commercial banks, thrift institutions and other financial service providers. Competitors now include securities dealers, brokers, mortgage bankers, investment advisors, finance companies and insurance companies. Many of the newer competitors offer one-stop financial services to their customers that may include services that banks may not have been able or legally permitted to offer their customers in the past. The increasingly competitive environment is largely the result of changes in regulation and technology and continuing consolidation of the banking and thrift industry. First Financial's ability to increase shareholder value will depend, in part, on its ability to offer financial services, products, and delivery systems that meet the needs and demands of its customers.

ECONOMIC CHANGES COULD AFFECT FIRST FINANCIAL'S PROFITABILITY.

First Financial's income is heavily dependent on its net interest income - the difference between earnings from interest-earning assets such as loans and investments and the rates paid for interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors beyond First Financial's control, including general economic conditions, the policies of various governmental and regulatory agencies, and general interest rate levels. Fluctuations in these areas may adversely affect the profitability of First Financial.

GOVERNMENTAL REGULATION AND LEGISLATION COULD LIMIT FIRST FINANCIAL'S FUTURE GROWTH.

First Financial and its subsidiaries are subject to regulation and supervision by various federal and state governmental agencies. Regulations issued by these agencies may change in the future and could negatively influence First Financial's ability to expand services and increase the value of its business.

The regulation of the national supply of bank credit in an effort to prevent recession and restrain inflation is an important function of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among the procedures used to implement these objectives are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements on member bank deposits. These procedures are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits and their use may also affect interest rates charged on loans or paid for deposits. Such policies and procedures of the Federal Reserve Board will likely have significant impact on the operating results of the banking industry in general. The effect, if any, upon the future business and earnings of First Financial cannot accurately be predicted.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

This document, including information included or incorporated by reference herein, contains or may contain forward-looking statements that involve risks and uncertainties. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of First Financial and Hebron Bancorp, including statements preceded by, followed by or that include the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risks discussed above.

                               THE SPECIAL MEETING


         Hebron Bancorp, Inc., a Kentucky corporation, is mailing this Proxy Statement-Prospectus to holders of shares of its common stock on or about April __, 1999, together with a notice of a special meeting of shareholders and a form of proxy solicited by the Board of Directors of Hebron Bancorp for use at the special meeting.


Time And Place; Purpose
-----------------------

         The special meeting will be at the main office of Hebron Deposit Bank, 2652 North Bend Road, Hebron, Kentucky 41048, starting at _____ _.m., local time, on May __, 1999. At the special meeting, you will be asked to consider and vote upon a proposal to approve a Plan and Agreement of Merger (the "Merger Agreement") dated December 31, 1998 by and between First Financial, an Ohio corporation, and Hebron Bancorp. Pursuant to the Merger Agreement, Hebron Bancorp will be merged into First Financial and Hebron Deposit Bank will become a wholly owned subsidiary of First Financial.

Voting And Revocation Of Proxies
--------------------------------

         You may use the accompanying proxy card if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you do attend the special meeting. You may revoke any proxy that you give at any time before it is exercised, either by submitting a written notice of revocation or a properly executed proxy of a later date, or by attending the special meeting and voting in person. You should address the written notice of revocation and other communications with respect to the revocation of Hebron Bancorp proxies to Hebron Bancorp, Inc., 2652 North Bend Road, Hebron, Kentucky 41048, Attention: Stephen K. Dallas, Secretary.

         All shares of Hebron Bancorp common stock represented by properly executed proxies received prior to or at the special meeting and not revoked before they are exercised will be voted in accordance with the instructions indicated in such proxies. If you do not specify how your proxy is to be voted, it will be voted "FOR" the Merger Agreement.

Solicitation Of Proxies
-----------------------

         Hebron Bancorp will pay the expenses of solicitation of proxies for the special meeting. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Hebron Bancorp without additional compensation and by telephone, teletype, facsimile or similar method. Hebron Bancorp will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners and to secure their voting instructions, if necessary. Hebron Bancorp will reimburse these record holders for their reasonable expenses in forwarding such materials.

Record Date And Voting Rights
-----------------------------

         RECORD DATE. The Hebron Bancorp Board has fixed the close of business on April __, 1999 as the record date for determining the Hebron Bancorp shareholders entitled to notice of and to vote at the special meeting (the "Record Date"). You will be entitled to vote at the special meeting if you are a shareholder of record on the close of business on the Record Date. As of the Record Date, there were 60,000 shares of Hebron Bancorp common stock outstanding and entitled to vote.

         VOTING RIGHTS. Each share of Hebron Bancorp common stock entitles its holder to one vote.

         VOTE REQUIRED. As permitted by the Kentucky Revised Statutes (the "KRS") and the Hebron Bancorp Articles of Incorporation, the affirmative vote of the holders of a majority of the shares of Hebron Bancorp common stock outstanding on the Record Date is required to approve and adopt the Merger Agreement.

         As of the close of business on the Record Date, there were 60,000 shares of Hebron Bancorp common stock outstanding and entitled to vote, and there were 92 holders of record of shares of Hebron Bancorp common stock. On such date, the directors and executive officers of Hebron Bancorp as a group beneficially owned 27,300 shares of Hebron Bancorp common stock, an amount equal to 45.5% of the shares of Hebron Bancorp common stock issued and outstanding on such date. The directors and executive officers have unanimously approved the merger and are expected to vote for the merger.

         If less than a majority of the outstanding shares of Hebron Bancorp common stock are present at the special meeting, we expect that the special meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes. At any subsequent reconvening of the special meeting, we will vote all proxies in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been revoked or withdrawn.

         ABSTENTIONS AND BROKER NON-VOTES. A properly executed proxy marked "Abstain" will not be voted on the Merger Agreement proposal. Also, brokers who hold Hebron Bancorp common stock in "street" name for customers cannot vote these shares on the Merger Agreement proposal without specific instructions from their customers.

         SINCE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF HEBRON BANCORP COMMON STOCK, YOUR FAILURE TO VOTE, YOUR ABSTENTION OR, IF YOUR SHARES ARE HELD IN "STREET" NAME, YOUR FAILURE TO INSTRUCT YOUR BROKER ALL WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. ACCORDINGLY, THE HEBRON BANCORP BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

                                   THE MERGER


         This section of the Proxy Statement-Prospectus describes certain of the more important aspects of the merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is set forth in Appendix A to this Proxy Statement-Prospectus. All shareholders are urged to read the Merger Agreement in its entirety.

Background Of And Reasons For The Merger
----------------------------------------

         Changes in the financial service industry in recent years, coupled with the passage of the Riegle Neal Interstate Bank and Branching Efficiency Act of 1994 that provides for nationwide interstate banking, have led to an increased consolidation of banks under large multi-bank companies through mergers and acquisitions and an uncertain future for smaller independent financial institutions. These large bank holding companies, along with other financial institutions, have increased competition with smaller, independent banks and bank holding companies and, ultimately, the ability of small banks and bank holding companies to compete with large bank holding companies and other financial institutions was closely reviewed.

         In light of, and in response to, these trends in the financial services industry, from time to time, the Board of Directors has considered various alternatives for Hebron Bancorp, which have included remaining independent or selling to a larger financial institution. In the summer of 1998, the Board of Directors began to explore the possible sale to or merger with a larger bank holding company. In August 1998, the Board of Directors met with representatives of Professional Bank Services, Inc. ("PBS") and Investment Bank Services, Inc. ("IBS"), a registered broker/dealer subsidiary of PBS, to review the changing dynamics of community banking and, more specifically, the current market value in Kentucky for banks. On August 26, 1998, Hebron Bancorp signed an agreement with IBS, retaining IBS to serve as its investment banker in a possible sale of Hebron Bancorp.

         At a meeting held on September 15, 1998, representatives of PBS and IBS met with the Board of Directors to review PBS' analysis of Hebron Bancorp's business and estimated value. PBS also identified the most likely potential acquirers of Hebron Bancorp and analyzed the ability of the potential acquirers to consummate a transaction with Hebron Bancorp. The Board of Directors authorized PBS to provide various potential acquirers believed to have a high interest in a transaction with Hebron Bancorp, with copies of a confidential package prepared by PBS describing Hebron Bancorp and its business.

         In early November 1998, representatives of PBS met with the Board of Directors and reported that six of the potential acquirers who were provided with copies of PBS' confidential package had submitted offers to acquire Hebron Bancorp. After analyzing the terms of the six offers, including the ability of the offerors to consummate the transaction on such terms, the Board of Directors directed PBS to continue discussions with representatives of two of the potential acquirers, which potential acquirers offered the highest merger consideration to Hebron Bancorp's shareholders. Each of the two potential acquirers was invited to make presentations to the Board of Directors. These presentations occurred in mid-November 1998. Based on these presentations and the fact that First Financial offered the highest merger consideration at the time, First Financial was permitted to conduct due diligence investigations of Hebron Bancorp. Negotiation of a definitive agreement with First Financial commenced after completion of the due diligence and Hebron Bancorp and First Financial continued to refine the financial terms of the proposal resulting in the terms contained in the Merger Agreement.

         The final Merger Agreement was presented to the Board of Directors at a special meeting held on December 31, 1998. At the meeting, representatives of PBS presented an analysis of the financial terms of the proposed Merger Agreement and delivered PBS' opinion that the Merger Agreement was fair to Hebron Bancorp's shareholders from a financial point of view. Representatives of Stites & Harbison, special counsel to Hebron Bancorp, presented an analysis of the terms and conditions of the Merger Agreement. After further discussion and questions, the Board of Directors unanimously approved the Merger Agreement. Hebron Bancorp and First Financial issued press releases dated January 4, 1999 to announce the proposed merger between Hebron Bancorp and First Financial.

         The terms of the Merger Agreement were the result of arm's length negotiations between Hebron Bancorp and First Financial and their respective representatives. In reaching its decision to approve the Merger Agreement, Hebron Bancorp's Board of Directors consulted with PBS and Stites & Harbison and considered a number of factors including, but not limited to, the following:

         1) The financial terms of the merger consideration and the adequacy of the merger consideration. A comparison of the financial terms of recent bank acquisitions indicated that the financial terms of the Merger Agreement compared favorably with other recent transactions

         2) The effect on shareholder value of Hebron Bancorp's remaining an independent entity. The Board of Directors considered the increased competition faced by community banks in general from large bank holding companies and other financial institutions.

         3) The opinion of PBS indicating that the consideration to be received by Hebron Bancorp's shareholders under the Merger Agreement is fair from a financial perspective.

         4) First Financial's current intention to operate Hebron Deposit Bank as a wholly owned subsidiary of First Financial.

         5) The anticipated tax-free nature of the merger from federal income taxes to the shareholders of Hebron Bancorp receiving solely First Financial common stock in exchange for their shares of Hebron Bancorp common stock.

         6) An analysis of alternatives to Hebron Bancorp merging with First Financial, including other potential acquirers.

         7) The timeliness of a merger given the state of the economy and the stock markets as well as anticipated trends in both.

         8) The operating philosophy, competence, experience and integrity of First Financial and its management.

         9) The economic effect of the merger on Hebron Bancorp, Hebron Deposit Bank, employees, customers, creditors and other elements of the community.

         10) The business and financial condition and earnings and prospects of First Financial and its subsidiaries, including, but not limited to, possible debt service and other existing or likely financial obligations of First Financial and its subsidiaries and the possible effect of such conditions on Hebron Bancorp and Hebron Deposit Bank and other elements of the community in which Hebron Deposit Bank operates.

         11) A review of the value to be provided to each of the shareholders of Hebron Bancorp in the merger to determine if it is equal to or greater than the value given by First Financial in any transaction during the past twelve months.

         Based on these factors without applying any greater weight to any factor, and such other matters as members of the Board of Directors deemed relevant, the Board of Directors has unanimously approved the Merger Agreement as being in the best interests of Hebron Bancorp, its shareholders, employees, customers and the community served by Hebron Bancorp, and its other constituents and also advisable for the general welfare and advantage of Hebron Bancorp.


Opinion of Financial Advisor to Hebron Bancorp, Inc.
----------------------------------------------------

         Professional Bank Services, Inc. ("PBS") was engaged by Hebron Bancorp to advise Hebron Bancorp's Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by First Financial to Hebron Bancorp's shareholders as set forth in the Merger Agreement.

         Professional Bank Services, Inc. is a bank consulting firm with offices in Louisville, Chicago, Nashville and Washington, D.C. As part of its investment banking business, PBS is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither PBS nor any of its affiliates has a material financial interest in Hebron Bancorp or First Financial. PBS was selected to advise Hebron Bancorp's Board of Directors based upon its familiarity with Kentucky financial institutions and knowledge of the banking industry as a whole.

         PBS performed certain analyses described herein and presented the range of values for Hebron Bancorp resulting from such analyses to the Board of Directors of Hebron Bancorp in connection with its advice as to the fairness of the consideration to be paid by First Financial.

         A fairness opinion of PBS was delivered to the Board of Directors of Hebron Bancorp on December 31, 1998, at a special meeting of the Board of Directors and has been updated as of the date of this Prospectus/Proxy Statement. A copy of the fairness opinion, which includes a summary of the assumptions made and information analyzed in deriving the fairness opinion, is attached as Appendix B to this Proxy Statement-Prospectus and should be read in its entirety.

         In arriving at its fairness opinion, PBS reviewed certain publicly available business and financial information relating to Hebron Bancorp and First Financial. PBS considered certain financial and stock market data of Hebron Bancorp and First Financial, compared that data with similar data for certain other publicly-held bank holding companies and considered the financial terms of certain other comparable bank transactions in the states of Kentucky and Indiana that have recently been effected. PBS also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, PBS did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by PBS were based on assumptions believed by PBS to be reasonable and to reflect currently available information. PBS did not make an independent evaluation or appraisal of the assets of Hebron Bancorp or First Financial. PBS took into consideration the results of PBS' wholly owned subsidiary Investment Bank Services, Inc. ("IBS") solicitation of indications of interest from other financial institutions concerning their interest in a possible affiliation with Hebron Bancorp. PBS reviewed the correspondence and information received from interested financial institutions that were contacted. PBS reviewed all offers received by Hebron Bancorp.

         As part of preparing this fairness opinion, PBS performed a due diligence review of First Financial on December 15, 1998. As part of the due diligence, PBS reviewed the following items: minutes of the Board of Directors meetings of First Financial, from January 1997 through November 1998; reports of independent auditors and management letters and response thereto, for the years ending December 31, 1996 and 1997; the most recent analysis and calculation of allowance for loan and lease losses for First Financial; internal loan review reports; investment portfolio activity reports; asset/liability management reports; asset quality reports; Uniform Holding Company Report for First Financial as of June 30, 1998; June 30, 1998 and September 30, 1998 Consolidated Reports of Condition and Income for First Financial; Security and Exchange Commission ("SEC") filings made by First Financial for 1997 and year-to-date 1998; and discussions pertaining to any material pending litigation and other potentially substantive issues with senior management of First Financial.

         PBS performed a review and analysis of the historic performance of Hebron Bancorp and its subsidiary, Hebron Deposit Bank, including: (i) September 30, 1998 internal financial reports of Hebron Deposit Bank; (ii) June 30, 1998 Consolidated Reports of Condition and Income filed by Hebron Deposit Bank with the FDIC; (iii) June 30, 1998 and December 31, 1997 FRY-9 SP Parent Company Only Financial Statements filed by Hebron Bancorp with the Federal Reserve; (iv) June 30, 1998, 1997 and 1996 audited balance sheets of Hebron Deposit Bank; (v) June 30,

1998 Uniform Bank Performance Report of Hebron Deposit Bank; (vi) December 31, 1998 budget and projected financial data for Hebron Deposit Bank; and (vii) various internal asset quality reports, loan loss allowance reports, securities listings and deposit information for Hebron Deposit Bank. PBS reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, PBS took into account its assessment of general market and financial conditions, its experience in other similar transactions and its knowledge of the banking industry generally.

         In connection with rendering the fairness opinion and preparing its written and oral presentation to Hebron Bancorp's Board of Directors, PBS performed a variety of financial analyses, including those summarized herein. The summary does not purport to be a complete description of the analyses performed by PBS in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, PBS believes that its analysis must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, PBS made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Hebron Bancorp's or First Financial's control. The analyses performed by PBS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

         Acquisition Comparison Analysis: In performing this analysis, PBS reviewed all bank acquisition transactions in the States of Kentucky and Indiana (the "Regional Area") since 1992. There were 100 bank acquisition transactions in the Regional Area announced since 1992 for which detailed financial information was available. The purpose of the analysis was to obtain an evaluation range based on these Regional Area bank acquisition transactions. 75th percentile multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of Hebron Bancorp. In addition to reviewing recent Regional Area bank transactions, PBS performed separate comparable analyses for acquisitions of banks which, like Hebron Bancorp, were located in the state of Kentucky, had an equity-to- asset ratio between 9.00% - 12.00%, had total assets between $75.0 - $125.0 million, had a return on average equity ("ROAE") between 14.00% - 17.00% and bank transactions effected in Regional Area since January 1, 1996. The 75th percentile values for the 100 Regional Area acquisitions expressed as multiples of both book value and earning were 2.23X and 21.34X, respectively. The 75th percentile multiples of book value and earnings for acquisitions of Regional Area banks which, like Hebron Bancorp, were headquartered in the state of Kentucky were 2.30X and 18.95X, respectively. 75th percentile multiples of book value and earnings for acquisitions of Regional Area banks which had an equity-to-asset ratio between 9.00% and 12.00% were 2.24X and 21.28X, respectively. For acquisitions of Regional Area banks with assets between $75.0 - $125.0 million the 75th percentile multiples were 2.42X and 24.04X. For Regional Area acquisitions of banks with a ROAE between 14.00% - 17.00%, the 75th percentile multiples of book value and earnings were 2.62X and 17.99X, respectively. The 75th percentile multiples of book value and earnings for acquisitions of Regional Area banks since January 1, 1996, were 2.80X and 25.44X, respectively. The following table summarizes the analysis:


                         ACQUISITION COMPARISON ANALYSIS

--------------------------------------------------------------------------------------------------------------
Comparable Group                                                                 75 PERCENTILE

--------------------------------------------------------------------------------------------------------------
                                                            Book Value Multiple          Earnings Multiple
--------------------------------------------------------------------------------------------------------------
All Regional transactions                                   2.23X                                   21.34X
--------------------------------------------------------------------------------------------------------------

Kentucky Banks                                              2.30                                    18.95
--------------------------------------------------------------------------------------------------------------

Equity/Assets between 9% and 12%                            2.24                                    21.28
--------------------------------------------------------------------------------------------------------------

Assets between $75 - $125 Million                           2.42                                    24.04
--------------------------------------------------------------------------------------------------------------

Return on Average Equity between 14%-17%                    2.62                                    17.99
--------------------------------------------------------------------------------------------------------------

Transactions since 1996                                     2.80                                    25.44
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

PROPOSED TRANSACTION                                        2.86                                    23.23
--------------------------------------------------------------------------------------------------------------


         In the proposed transaction, Hebron Bancorp shareholders will receive an aggregate of 1,222,650 First Financial common shares for all 60,000 Hebron Bancorp common shares outstanding or 20.3775 First Financial common shares per Hebron Bancorp common share, subject to adjustment, as further defined in the Merger Agreement. On December 28, 1998 the closing price for First Financial common stock on the National Association of Securities Dealers Automated Quotation System was $27.875 per common share. Utilizing this closing price of $27.875 per First Financial common share, the proposed consideration to be received represents an aggregate value of $34,081,369 or $568.02 per Hebron Bancorp common share. The $568.02 per Hebron Bancorp common share represents a multiple of Hebron Bancorp's September 30, 1998 book value and a multiple of Hebron Bancorp's annualized adjusted September 30, 1998 nine month earning of 2.86X and 23.23X respectively.

         The market value of the proposed transaction's percentile ranking was prepared and analyzed with respect to the above Regional Area comparable transactions group. Compared to all Regional Area bank transactions, the acquisition value ranks in the 91st percentile as a multiple of book value and in the 80th percentile as a multiple of earnings. Compared to Regional Area bank transactions where the acquired institution was headquartered in Kentucky, the acquisition value ranks in the 89th percentile as a multiple of book value and the 90th percentile as a multiple of earnings. Compared to Regional Area bank transactions where the acquired institution had an equity-to asset ratio between 9.00% and 12.00%, the acquisition value ranks in the 93rd percentile as a multiple of book value and the 82nd percentile as a multiple of earnings. For Regional Area bank acquisitions where the acquired institution had between $75.0 - $125.0 million in assets, the acquisition value ranks in the 89th percentile as a multiple of book value and the 72nd percentile as a multiple of earnings. For Regional Area bank transactions where the acquired institution had a ROAE between 14.00% and 17.00%, the acquisition value ranked in the 92nd percentile as a multiple of book value and the 96th percentile as a multiple of earnings. For Regional Area bank transactions effected since January 1, 1996, the acquisition value ranked in the 78th percentile as a multiple of book value and in the 60th percentile as a multiple of earnings. The following table summarizes the percentile ranking:

--------------------------------------------------------------------------------------------------------
                                                                              PERCENTILE RANKING
--------------------------------------------------------------------------------------------------------

                                                            Book Value Multiple     Earnings Multiple
                                                            -------------------     -----------------
--------------------------------------------------------------------------------------------------------

Comparable Group
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
All Regional transactions                                   91                                   80
--------------------------------------------------------------------------------------------------------

Kentucky Banks                                              89                                   90
--------------------------------------------------------------------------------------------------------

Equity/Assets between 9% - 12%                              93                                   82
--------------------------------------------------------------------------------------------------------

Assets between $75 - $125 million                           89                                   72
--------------------------------------------------------------------------------------------------------

Return on Average Equity between 14% - 17%                  92                                   96
--------------------------------------------------------------------------------------------------------

Transactions since 1996                                     78                                   60
--------------------------------------------------------------------------------------------------------

         Adjusted Net Asset Value Analysis: PBS reviewed Hebron Bancorp's balance sheet data to determine the amount of material adjustments required to the stockholders' equity of Hebron Bancorp based on differences between the market value of Hebron Bancorp's assets and their value reflected on Hebron Bancorp's financial statements. PBS determined that two adjustments were warranted. Equity was increased $54,000 to reflect the after tax appreciation in Hebron Bancorp's held to maturity securities portfolio. PBS also reflected a value of the non-interest bearing demand deposits of approximately $2,670,000. The aggregate adjusted net asset value of Hebron Bancorp was determined to be $14,634,000 or $243.90 per Hebron Bancorp common share.

         Discounted Earnings Analysis: A dividend discount analysis was performed by PBS pursuant to which a range of values of Hebron Bancorp was determined by adding (i) the present value of estimated future dividend streams that Hebron Bancorp could generate over a five-year period and (ii) the present value of the "terminal value" of Hebron Bancorp's earnings at the end of the fifth year. The cash flow analysis was prepared by PBS with no consultation with management of Hebron Bancorp. The cash flow analysis was based on significantly optimistic assumptions, and the data is not an accurate estimate of future financial performance. The "terminal value" of Hebron Bancorp's earnings at the end of the five-year period was determined by applying a multiple of 18.95 times the projected terminal year's earnings. The 18.95 multiple represents the 75th percentile price paid as a multiple of earnings for all Kentucky bank transactions since 1992.

         Dividend streams and terminal values were discounted to present values using a discount rate of 12%. This rate reflects assumptions regarding the required rate of return of holders or buyers of Hebron Bancorp's common stock. The aggregate value of Hebron Bancorp, determined by adding the present value of the total cash flows, was $25,116,000 or $418.60 per share. In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming an annual growth rate of 6.00% and assuming return on assets of 1.50% would remain in effect for the entire period beginning in year 2. Dividends were assumed to increase from 25.0% of income in years one through five to 75.0% of income for years six through twenty. This long-term projection resulted in an aggregate value of $21,159,000 or $352.65 per Hebron Bancorp common share.

         Specific Acquisition Analysis: PBS valued Hebron Bancorp based on an acquisition analysis assuming a "break-even" earnings scenario to an acquirer as to price, current interest rates and amortization of the premium paid. Based on this analysis, an acquiring institution would pay in aggregate $21,277,000, or
354.62 per share, assuming they were willing to accept no impact to their net income in the initial year. This analysis was based on a funding cost of 6.0% adjusted for taxes, amortization of the acquisition premium over 15 years and a projected December 31, 1998 earnings level of $1,467,000. The analysis was repeated assuming a potential acquirer would attain non-interest expense reductions of 10% in the transaction. Based on this analysis an acquiring institution would pay in aggregate $22,688,000 or $378.13 per Hebron Bancorp share.

         Pro-forma Merger Analysis: PBS compared the historical performance of Hebron Bancorp to that of First Financial and other regional holding companies. This analysis included, among other things, a comparison of profitability, asset quality and capital measures. In addition, the contribution of Hebron Bancorp and First Financial to the income statement and balance sheet of the pro-forma combined company was analyzed.

         The effect of the affiliation on the historical and pro-forma financial data of Hebron Bancorp was prepared and analyzed. Hebron Bancorp's historical financial data was compared to the pro-forma combined historical earning, book value and dividends per share.

         The fairness opinion is directed only to the question of whether the consideration to be received by Hebron Bancorp's shareholders under the Merger Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any Hebron Bancorp shareholder to vote in favor of the affiliation. No limitations were imposed on PBS regarding the scope of its investigation or otherwise by Hebron Bancorp.

         Based on the results of the various analyses described above, PBS concluded that the consideration to be received by Hebron Bancorp's shareholders under the Merger Agreement is fair and equitable from a financial perspective to the shareholders of Hebron Bancorp.

         Based on a First Financial stock price of $27.875 PBS and IBS will receive fees of approximately $283,000 for all services performed in connection with the sale of Hebron Bancorp and the rendering of the fairness opinion. In addition, Hebron Bancorp has agreed to indemnify PBS and IBS and its directors, officers and employees, from liability in connection with the transaction, and to hold PBS and IBS harmless from any losses, actions, claims, damages, expenses or liabilities related to any of PBS' or IBS' acts or decisions made in good faith and in the best interest of Hebron Bancorp.

Management Following The Merger
-------------------------------

         If the merger is consummated, Hebron Bancorp and First Financial will merge into a single corporation and First Financial will be the surviving corporation. The directors of First Financial on the date upon which the merger becomes effective (the "Effective Time") will be the directors of the surviving corporation until their respective successors are duly elected and qualified. The Merger Agreement with Sand Ridge Financial includes an agreement by First Financial to appoint promptly after that merger's effective time a mutually agreeable member of Sand Ridge Bank's Board of Directors to First Financial's Board of Directors. First Financial intends to appoint Mr. Bruce E. Leep, the chairman of the board, president, and CEO of Sand Ridge Financial, and Mr. Leep has agreed to accept the appointment. First Financial does not have a similar agreement with Hebron Bancorp. Subject to the authority of the Board of Directors as provided by law and the regulations of the surviving corporation, the officers of First Financial at the Effective Time will be the officers of the surviving corporation.

         If the merger is consummated, Hebron Deposit Bank, Hebron Bancorp's only subsidiary, will become a wholly owned subsidiary of First Financial. The directors of Hebron Deposit Bank at the Effective Time will continue to be directors until their successors are duly elected and qualified by First Financial as sole shareholder. Subject to the authority of the Board of Directors of Hebron Deposit Bank as provided by its By-Laws and as provided by law, the officers of Hebron Deposit Bank at the Effective Time will continue to be the officers of Hebron Deposit Bank until their successors are duly elected and qualified.

Interest Of Certain Persons In The Merger
-----------------------------------------

         The directors and officers of Hebron Bancorp and Hebron Deposit Bank have certain interests in the merger in addition to their interests as shareholders of Hebron Bancorp generally. The Board of Directors of Hebron Bancorp was aware of these interests and considered them, among others, in approving the Merger Agreement.

         The Merger Agreement contains certain provisions regarding employee benefits. As soon as practicable after the Effective Time of the merger, First Financial will make available to eligible employees and officers of Hebron Deposit Bank employee benefit plans comparable to the plans then made available to similarly situated employees of other First Financial subsidiaries. Employee benefit plans, fringe benefits and other employee practices and policies in effect at Hebron Deposit Bank immediately prior to the Effective Time will continue in effect until modified or terminated by First Financial.

         The First Financial Bancorp. Thrift Plan (the "Thrift Plan"), which is a 401-K Plan, and the First Financial Bancorp. Employees' Pension Plan (the "First Financial Pension Plan") cover the majority of the employees of First Financial and its subsidiaries. All employees who are 21 years of age and have completed one year of service are covered. The Thrift Plan is voluntary and participants may contribute up to 12.0% of base salary to the plan. Subject to the limitation described below, First Financial subsidiaries contribute $0.50 for each $1.00 a participant contributes. The matching contribution by First Financial subsidiaries is limited to 3.00% of each participant's base salary and all contributions become fully vested when made. Participants are 100% vested in the First Financial Pension Plan after five years of credited service. For more information about First Financial's Thrift Plan and Pension Plan, see First Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "First Financial Form 10-K"), incorporated herein by reference.

         Neither Hebron Bancorp nor Hebron Deposit Bank has a retirement or profit-sharing plan, except for the Hebron Deposit Bank Profit Sharing 401(k) Plan (the "Hebron 401(k) Plan"). The Hebron 401(k) Plan will continue in effect until the first January 1 or July 1 coinciding with or next following the Effective Time (the "Initial Entry Date"), at which time participants in the Hebron 401(k) Plan will become fully vested in their plan accounts to the extent required by law. No contributions will be made to the Hebron 401(k) Plan with respect to compensation paid after the Initial Entry Date. On or after the Initial Entry Date, the Hebron 401(k) Plan may be maintained as a frozen plan for an indefinite period or merged into First Financial's Thrift Plan, at the discretion of First Financial. As of the Initial Entry Date, Hebron Deposit Bank employees and officers may participate in First Financial's Thrift Plan. Service with Hebron Deposit Bank prior to the Effective Time will be counted for eligibility and vesting purposes under the Thrift Plan.

         Hebron Deposit Bank has entered into employment agreements with Michael
A. Conner, President and CEO; Robert C. Ruebel, Executive Vice President; Howard
L. Regenbogen, Vice President and Cashier; and Joseph Hojnacki, Vice President. Among other items, these agreements provide for severance compensation if the employee is terminated by Hebron Deposit Bank without cause. All contracts have an expiration date of December 31, 2000, but are automatically renewable for additional periods of one year each unless either party provides a 90-day notice of intent not to renew. First Financial does not intend to terminate without cause the employment of the individuals covered by the employment agreements.

         The directors and executive officers of Hebron Bancorp have unanimously approved the merger and are expected to vote the shares of Hebron Bancorp common stock held by them in favor of the Merger Agreement. On the Record Date, such directors and executive officers as a group beneficially owned an aggregate of 27,300 shares of Hebron Bancorp common stock, which represented 45.5% of the shares issued and outstanding at that date.

Dissenters' Rights
------------------

         Under Title 271B, Subtitle 13 of the Kentucky Revised Statutes (the "KRS"), any holder of record of Hebron Bancorp common stock who does not vote in favor of the merger may exercise dissenting shareholder rights and demand payment in cash for the fair value of such holder's shares by complying with the requirements of Subtitle 13. For purposes of Subtitle 13, the fair value of a dissenting shareholder's shares is the value of the shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in anticipation of the merger unless the exclusion would be inequitable.

         Set forth below is a summary of the procedures relating to the exercise of statutory dissenters' rights ("Dissenters' Rights"). THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY EXPRESS REFERENCE TO APPLICABLE KENTUCKY LAW, INCLUDING SUBTITLE 13, A COPY OF WHICH IS APPENDED AS APPENDIX C TO THIS PROXY STATEMENT-PROSPECTUS AND INCORPORATED HEREIN. ANY SHAREHOLDER OF HEBRON BANCORP CONTEMPLATING EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO HEBRON BANCORP COMMON STOCK IS URGED TO REVIEW CAREFULLY SUCH PROVISIONS AND TO CONSULT AN ATTORNEY, BECAUSE DISSENTERS' RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS UNDER SUBTITLE 13 ARE NOT FULLY AND PRECISELY SATISFIED. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF SUBTITLE 13 IN ORDER FOR HOLDERS TO PERFECT DISSENTERS' RIGHTS.

         Under Subtitle 13, a Hebron Bancorp shareholder of record for the special meeting who desires to assert Dissenters' Rights must:

         (a) deliver to Hebron Bancorp before the shareholder vote is taken written notice of the shareholder's intent to demand payment in cash for shares owned if the merger is effectuated, and

         (b) not vote the shareholder's shares in favor of the merger, either in person or by proxy.

         Dissenting shareholders cannot dissent as to only some but not all of the shares of Hebron Bancorp common stock registered in their names. Dissenting shareholders may send their written notice to Stephen K. Dallas, Secretary, Hebron Bancorp, Inc., 2652 North Bend Road, Hebron, Kentucky 41048-0360.

         In the event the merger is approved by the Hebron Bancorp shareholders, Hebron Bancorp must mail or deliver a written notice of dissenters' rights (the "Notice to Dissenters") to each dissenting shareholder satisfying the above conditions within ten (10) days after shareholder approval has occurred. This Notice to Dissenters must:

         (a) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (b) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger, which was January 4, 1999, and requires that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

         (d) set a date by which Hebron Bancorp must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the Notice to Dissenters is delivered; and

         (e)      be accompanied by a copy of Subtitle 13.

         A Hebron Bancorp shareholder who is sent such a Notice to Dissenters must then:

         (a) demand payment for the shareholder's shares of Hebron Bancorp common stock;

         (b) certify whether the shareholder acquired beneficial ownership of the Hebron Bancorp common stock before the date set forth in the Notice to Dissenters; and

         (c) deposit the shareholder's certificates representing shares of Hebron Bancorp common stock in accordance with the terms of the Notice to Dissenters.

         IF THE HEBRON BANCORP SHAREHOLDER FAILS TO TAKE THE ABOVE STEPS, THE SHAREHOLDER WILL NOT BE ENTITLED TO PAYMENT FOR THE SHAREHOLDER'S SHARES THROUGH THE DISSENTERS' RIGHTS PROCESS.

         SHAREHOLDERS WHO EXECUTE AND RETURN THE ENCLOSED PROXY BUT DO NOT SPECIFY A CHOICE ON THE MERGER PROPOSAL WILL BE DEEMED TO HAVE VOTED IN FAVOR OF THE MERGER AND ACCORDINGLY TO HAVE WAIVED THEIR DISSENTERS' RIGHTS, UNLESS THE SHAREHOLDER REVOKES THE PROXY PRIOR TO ITS BEING VOTED AND SATISFIES THE OTHER REQUIREMENTS OF SUBTITLE 13.

         Upon consummation of the merger, or upon receipt of a payment demand, Hebron Bancorp will pay each dissenting shareholder who has complied with all statutory requirements and the dissenters' notice, and who was the beneficial owner of Hebron Bancorp common stock prior to January 4, 1999 (the date the merger proposal was first publicly announced), Hebron Bancorp's estimate of the fair value of the shares as of the time immediately prior to the merger, plus accrued interest but excluding any appreciation in value in anticipation of the merger. For those dissenters who became beneficial owners of shares on or after January 4, 1999, Hebron Bancorp will upon consummation of the merger provide Hebron Bancorp's estimate of fair value, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept the estimated fair value amount in full satisfaction of the dissenting shareholder's demand or until Hebron Bancorp is otherwise directed by a court of competent jurisdiction.

         If consummation of the merger does not occur within sixty (60) days after the date set for demanding payment and depositing share certificates, Hebron Bancorp will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares of Hebron Bancorp common stock. If consummation of the merger should take place after returning deposited certificates and releasing transfer restrictions, Hebron Bancorp will mail or deliver a new Notice to Dissenters and repeat the payment demand procedure.

         A dissenting shareholder may notify Hebron Bancorp in writing of the shareholder's own estimate of the fair value of his or her shares, and the amount of accrued interest due, and demand payment of his or her estimate (less the amount of any payment made by Hebron Bancorp for the shares to the dissenting shareholder) if:

         (a) the dissenting shareholder believes the amount paid or estimated by Hebron Bancorp is less than the fair value for his or her shares of Hebron Bancorp common stock; or

         (b) Hebron Bancorp fails to make payment to the dissenting shareholder within sixty (60) days after the date set for demanding payment; or

         (c)      the consummation of the merger has not occurred within sixty
                  (60) days after the date set for demanding payment and depositing share certificates, and Hebron Bancorp does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty
                  (60) days after the date set for demanding payment.

         Such a demand for payment must be made in writing within thirty (30) days after Hebron Bancorp has made payment for the dissenting shareholder's shares or has offered to pay Hebron Bancorp's estimate of fair value for the dissenting shareholder's shares. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder's shares.

         Hebron Bancorp can elect to agree with the dissenting shareholder's fair value demand. If a demand for payment remains unsettled, however, Hebron Bancorp must commence a proceeding in the circuit court of Boone County within sixty (60) days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares. If Hebron Bancorp fails to commence the proceeding within the sixty (60) day period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. Hebron Bancorp must make all dissenting shareholders whose demands remain unsettled parties to the proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder's shares, plus interest, exceeds the amount paid by Hebron Bancorp.

         The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess these costs and the fees and expenses of counsel and experts for the respective parties against the corporation. The court, however, may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent it finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Subtitle 13.

         Every Hebron Bancorp shareholder who does not deliver a notice of intent to demand payment for his or her shares as described above, or who votes in favor of the merger, is bound by the vote of the assenting shareholders and will have no right to dissent and to demand payment of the fair value of the shareholder's shares of Hebron Bancorp common stock as a result of the merger. Such a shareholder will only be entitled to the same consideration described herein to be offered to every other assenting Hebron Bancorp shareholder as a result of the merger. Voting against the merger does not in itself constitute the notice of intent to demand payment required by Subtitle 13.

         The Board of Directors of Hebron Bancorp has determined that the merger is advisable and in the best interest of Hebron Bancorp's shareholders and has unanimously recommended that the Hebron Bancorp shareholders vote in favor of the merger.

Federal Income Tax Consequences Of The Merger
---------------------------------------------

         Assuming that (i) the merger constitutes a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code; (ii) after the transaction, First Financial, as successor of Hebron Bancorp, will hold substantially all of Hebron Bancorp's assets; and (iii) in the transaction, the Hebron Bancorp shareholders will exchange an amount of stock constituting control of Hebron Bancorp solely for First Financial common stock; the following is a summary of the tax consequences which will result:

         (a) No gain or loss will be recognized by Hebron Bancorp shareholders who exchange all of their Hebron Bancorp common stock for First Financial common stock pursuant to the merger, except to the extent of any cash received in lieu of receipt of a fractional share of First Financial common stock.

         (b) The basis of the First Financial common stock (including fractional share interests) received by Hebron Bancorp shareholders who exchange all of their Hebron Bancorp common stock for First Financial common stock will be the same as the basis of the Hebron Bancorp common stock surrendered in exchange therefor.

         (c) The holding period of the First Financial common stock (including fractional share interests) received by Hebron Bancorp shareholders who exchange all of their Hebron Bancorp common stock for First Financial common stock will include the period during which the Hebron Bancorp common stock was held, provided the Hebron Bancorp common stock was held as a capital asset on the date of the exchange.

         (d) Where a cash payment is received by a Hebron Bancorp shareholder in lieu of fractional shares of First Financial common stock, the cash payment will be treated as a distribution in redemption of the fractional share interest by First Financial, subject to the provisions and limitations of
                  Section 302 of the Internal Revenue Code. Where such exchange qualifies under Section 302(a) of the Internal Revenue Code, such shareholder will recognize a capital gain or loss provided that the Hebron Bancorp common stock was held as a capital asset on the date of the merger.

         (e) Any Hebron Bancorp shareholder who perfects dissenters' rights and receives solely cash in exchange for such shareholder's Hebron Bancorp common stock shall be treated as having received such cash as a distribution in redemption of the Hebron Bancorp common stock subject to the provisions and limitations of Section 302 of the Internal Revenue Code.

         (f) No gain or loss will be recognized by Hebron Bancorp or First Financial in connection with the transaction.

         Receipt of a favorable ruling from the Internal Revenue Service or an opinion of tax counsel with respect to the above is a condition precedent to consummation of the merger. Any such opinion will be subject to certain representations of Hebron Bancorp, First Financial and certain Hebron Bancorp shareholders. Further, any such opinion will be based on current law, which could be amended, revoked or modified with or without retroactive effect in a manner which would change such opinion. Such opinion will not be binding on the IRS, nor will the IRS be precluded from taking a contrary position. If litigated by the IRS, there can be no assurances that a court will agree with any such opinion.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS BASED UPON THE CODE, TREASURY REGULATIONS, CASE LAW AND INTERNAL REVENUE SERVICE RULINGS AS IN EFFECT ON THE DATE HEREOF WITHOUT CONSIDERATION OF THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR SITUATION OF ANY HEBRON BANCORP SHAREHOLDER. THIS DISCUSSION ASSUMES THAT HEBRON BANCORP SHAREHOLDERS HOLD THEIR HEBRON BANCORP COMMON STOCK AS CAPITAL ASSETS WITHIN THE MEANING OF SECTION 1221 OF THE CODE. SPECIAL TAX CONSIDERATIONS NOT DISCUSSED HEREIN MAY BE APPLICABLE TO PARTICULAR CLASSES OF TAXPAYERS, SUCH AS BROKER-DEALERS, INSURANCE COMPANIES, TAX EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, FOREIGN CORPORATIONS, OR TO ANY SHAREHOLDER WHO ACQUIRED HEBRON BANCORP COMMON STOCK THROUGH THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISER WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF EXISTING AND PROPOSED FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Accounting Treatment
--------------------

         It is anticipated that the merger will be accounted for as a pooling-of-interests. First Financial and Hebron Bancorp shall receive letters at the Effective Time from Ernst & Young LLP and Crowe, Chizek and Company LLP regarding the appropriateness of pooling-of-interests accounting for the merger under Accounting Principles Board Opinion 16 if the merger is closed and consummated in accordance with the terms of the Merger Agreement.

Restrictions On Resale Of First Financial Common Stock
------------------------------------------------------

         The issuance of the shares of First Financial common stock in connection with the merger has been registered under the Securities Act. Such shares may be traded freely and without restriction under federal and state securities laws by those shareholders not deemed to be "affiliates" of Hebron Bancorp as that term is defined in Rules 144 and 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with Hebron Bancorp at the time of the Hebron Bancorp special meeting. Accordingly, affiliates of Hebron Bancorp will generally include the directors and executive officers of Hebron Bancorp as well as Hebron Bancorp's largest shareholders. In general, shares of First Financial common stock received by affiliates of Hebron Bancorp pursuant to the merger may not be publicly resold without registration under the Securities Act except pursuant to the volume and manner of sale limitations and other requirements provided in Rules 144 and 145. This Proxy Statement-Prospectus does not cover any resales of First Financial common stock received by affiliates of Hebron Bancorp. Any owner of Hebron Bancorp common stock who becomes an affiliate of First Financial will be subject to similar restrictions under Rule 144.

         Pursuant to the terms of the Merger Agreement, in order for the merger to qualify for pooling-of-interests accounting treatment, none of the shares of First Financial common stock held by shareholders who are affiliates of First Financial or Hebron Bancorp may be sold until such time as financial results covering at least thirty days of post-merger combined operations of First Financial and Hebron Bancorp have been published (the "Publication Date"). As a result, no shareholder who is an affiliate of First Financial or Hebron Bancorp will be permitted to sell any shares of First Financial common stock for the period from the Effective Time to the Publication Date.

         In addition, in order to preserve the proposed tax-free status of the merger and in order to ensure that the continuity of shareholder interest requirements related thereto, and set forth in Treasury Regulation Section 1.368-1, will be satisfied with respect to the merger, certain shareholders of Hebron Bancorp participating in the merger and First Financial will be required to execute letters indicating that such shareholders have no present plans or intentions to sell or dispose of the First Financial common shares received by such shareholders in connection with the merger to any person "related," as defined in Treasury Regulation Section 1.368-1(e)(3), to First Financial and that First Financial and any such "related" person has no intention to acquire any shares of such First Financial common stock.

         Except as provided above, there will be no restrictions on the transfer of shares of First Financial common stock issued by First Financial pursuant to the merger.

Regulatory Considerations
-------------------------

         The proposed transaction requires the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under section 3(a)(5) of the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act provides that the Federal Reserve Board may not approve any transaction which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or any transaction the effect of which in any section of the United States may be substantially to lessen competition or to tend to create a monopoly or which in any other manner might restrain trade, unless the Federal Reserve Board determines that the anti-competitive effects of the proposed merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

         The merger may generally not be consummated for fifteen days after the receipt of Federal Reserve Board approval. Such fifteen day period will become thirty days, however, if the United States Department of Justice issues an adverse comment relating to competitive factors. During such fifteen or thirty day period, the United States Department of Justice may commence legal action challenging the merger under the Federal anti-trust Laws. If the Justice Department does not commence a legal action during such period, the merger may be consummated and the Justice Department may not thereafter challenge the transaction except in an action commenced under Section 2 of the Sherman Anti-Trust Act.

         The merger is also subject to approval by the Kentucky Department of Financial Institutions under Chapter 287 of the Kentucky Revised Statutes, which provides for foreign bank holding company acquisitions.

         Applications requesting approval were submitted to the Federal Reserve Board on March 4, 1999, and to the Kentucky Department of Financial Institutions on March 10, 1999. First Financial and Hebron Bancorp anticipate that the merger will be approved by the Federal Reserve Board and the Kentucky Department of Financial Institutions and will not be challenged by the Justice Department under the anti-trust laws. However, there can be no assurance that such approvals will be given or whether conditions, if any, will be imposed on the approvals or that the Justice Department will not challenge the merger.

         The approvals of the Federal Reserve Board and the Kentucky Department of Financial Institutions are not to be interpreted as the opinion of the regulatory authorities that the merger is favorable to Hebron Bancorp shareholders, including from a financial point of view, or that these regulatory authorities have considered the adequacy of the terms of the merger. The approvals do not constitute an endorsement or a recommendation of the merger by the regulatory authorities.

                              THE MERGER AGREEMENT


Structure Of The Merger
----------------------
         If the merger is approved by Hebron Bancorp shareholders at the special meeting by at least a majority vote of the outstanding shares of Hebron Bancorp common stock and if necessary regulatory approvals are received and the other conditions required for the consummation of the transactions contemplated by the Merger Agreement are satisfied or waived, Hebron Bancorp will merge with and into First Financial in a transaction in which the following will occur at the "Effective Time":

         (a) Each of the then outstanding shares of Hebron Bancorp will be canceled and extinguished in consideration and exchange for a number of shares of First Financial common stock equal to the Exchange Ratio (except for fractional shares and shares of shareholders who exercise dissenters' rights, for which cash shall be paid in exchange);

         (b) Hebron Bancorp will merge with and into First Financial at the Effective Time and First Financial will be the continuing, surviving and resulting corporation in the merger; and

         (c) Hebron Deposit Bank will become a wholly owned subsidiary of First Financial.

Surrender Of Stock Certificates
-------------------------------

         The Merger Agreement provides for the surrender of Hebron Bancorp common stock certificates by the holders thereof before such holders may receive certificates evidencing First Financial common stock. The Registrar and Transfer Company will act as the exchange agent.

         As soon as practicable after the Effective Time, First Financial will cause the exchange agent to prepare and mail to each holder of record of an outstanding certificate or certificates representing shares of Hebron Bancorp a letter of transmittal containing instructions for the surrender of the certificate or certificates. Upon surrender of the Hebron Bancorp certificate or certificates in accordance with instructions set forth in the letter of transmittal, such holder shall be entitled to receive in exchange therefor certificates representing the number of whole shares of First Financial into which the shares represented by the certificate or certificates so surrendered shall have been converted, without interest, plus any cash payment for any fractional shares.

         The exchange agent shall not be obligated to deliver certificates for First Financial common stock to a former shareholder of Hebron Bancorp until such former shareholder surrenders his or her certificate or certificates representing shares of Hebron Bancorp or, in lieu thereof, an appropriate affidavit of loss and an indemnity agreement or bond as may be required by First Financial. Until so surrendered for exchange, each such stock certificate formerly representing shares of Hebron Bancorp common stock will be deemed for all corporate purposes (except for the payment of dividends, which will be subject to the exchange of stock certificates as above provided) to evidence the ownership of the number of shares of common stock of the surviving corporation that the holder thereof would be entitled to receive upon its surrender to First Financial.

Effective Time Of The Merger
----------------------------

         The Effective Time is to be the later of the dates of filing of articles of merger with the Secretaries of State of Kentucky and Ohio and is expected to be as soon as practicable after the approval of the Merger Agreement by Hebron Bancorp shareholders, the satisfaction of all conditions set forth in the Merger Agreement and the receipt of approvals from regulatory authorities, or at such later date as may be agreed upon by Hebron Bancorp and First Financial. See "THE MERGER--Regulatory Considerations".

         No assurance can be provided that the necessary shareholder and regulatory approvals will be obtained or that other conditions precedent to the merger will be satisfied. In the event the merger is not consummated on or before July 31, 1999, either party may terminate the Merger Agreement or the parties may agree to extend the time for completion of the merger.

Fractional Interests
--------------------

         No fractional shares of First Financial common stock will be issued as a result of the merger. In lieu thereof, Hebron Bancorp shareholders having a fractional interest will be paid in cash by First Financial for the fractional interest. Such payment shall be equal to the fractional interest multiplied by the Average Closing Price. The Merger Agreement defines the Average Closing Price as the average of the daily closing sales price of a share of First Financial common stock, as reported on the Nasdaq National Market, for the 20 consecutive Nasdaq trading days in which at least 1,000 shares were traded ending on the second day after the day that is the latest of (i) the day of expiration of the last waiting period with respect to any of the required regulatory approvals, (ii) the day on which the last of the required regulatory approvals is obtained, and (iii) the day on which the required Hebron Bancorp shareholder approval is obtained.

Conditions To Consummation Of The Merger
----------------------------------------

         Consummation of the merger is subject to a number of conditions, each of which may be waived by the party entitled thereto to the extent permissible by applicable law, including the following:

         (a) The receipt of all required regulatory approvals for the completion of the merger and the expiration of any applicable waiting periods, with no such approval or authorization containing any provision which would be materially adverse to the merged businesses of Hebron Bancorp and First Financial;

         (b) The validity or legality of the transactions contemplated by the Merger Agreement shall not have been materially questioned by any suit, action, investigation by any governmental body or other legal or administrative proceedings;

         (c) The receipt of all consents required for the consummation of the merger or for the prevention of any default under any contract, agreement or permit of First Financial or Hebron Bancorp which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the combined business affairs of First Financial and Hebron Bancorp;

         (d) Compliance by First Financial and Hebron Bancorp with their respective covenants and the truth of all representations and warranties as of the Effective Time;

         (e) The absence of any material adverse change in the financial condition, operations, corporate status or business of First Financial and its subsidiary banks since December 31, 1997 or of Hebron Bancorp or Hebron Deposit Bank since June 30, 1998;

         (f) The receipt of opinions from First Financial's special counsel and from Hebron Bancorp's special counsel with respect to various corporate matters, due execution and delivery of the Merger Agreement and various other merger related matters;

         (g) The receipt of a favorable ruling from the Internal Revenue Service or an opinion of counsel, in form and substance satisfactory to First Financial and Hebron Bancorp, to the effect that, under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), no taxable gain or loss will be recognized by Hebron Bancorp, First Financial or their respective shareholders as a result of the merger, except in respect of fractional share interests or dissenters receiving cash;

         (h) The receipt of an opinion from Professional Bank Services, Inc., dated as of the date of this Proxy Statement-Prospectus, that the consideration to be received by Hebron Bancorp shareholders is fair from a financial point of view, and this opinion shall not have been withdrawn at the Effective Time;

         (i) The receipt of letters from Ernst & Young LLP and Crowe, Chizek and Company LLP regarding the appropriateness of pooling-of-interests accounting for the merger under Accounting Principles Board Opinion 16 if the merger is closed and consummated in accordance with the terms of the Merger Agreement;

         (j) The receipt by First Financial of a letter from Hebron Bancorp identifying all persons who are, at the date of the special meeting, "affiliates" of Hebron Bancorp for purposes of Rule 145 under the Securities Act of 1933 and for purposes of qualifying the merger for pooling-of-interests accounting treatment and the receipt on or prior to the Effective Time from each person so identified of an agreement to restrict the transfer of First Financial common stock received; and

         (k) The approval of the Merger Agreement by Hebron Bancorp shareholders at the special meeting by at least a majority vote of the outstanding Hebron Bancorp shares.

         No assurance can be given that all of the conditions to the merger will be satisfied or waived by any party permitted to do so.

Termination Of The Merger
-------------------------

         The merger may be terminated at any time prior to the Effective Time under any one or more of the following circumstances:

         (a) By the mutual consent of the Boards of Directors of Hebron Bancorp and First Financial;

         (b) By First Financial if the percentage of the outstanding shares of Hebron Bancorp common stock owned by shareholders who perfect their Dissenters' Rights under Subtitle 13 of the Kentucky Revised Statutes exceeds the percentage that would allow First Financial to account for the merger as a pooling-of-interests;

         (c) By Hebron Bancorp or First Financial if, prior to the Effective Time, the conditions to such party's obligation to consummate the merger are not met;

         (d) By Hebron Bancorp or First Financial if the required receipt of any or all regulatory approvals for the completion of the merger is not obtained or if any approvals or authorizations contain any provisions which would be materially adverse to the merged businesses of Hebron Bancorp and First Financial;

         (e) By Hebron Bancorp or First Financial in the event that any action or proceeding before any court, governmental body or agency is instituted or threatened to restrain or prohibit the merger and such corporation deems it unadvisable to proceed with the Merger;

         (f) By either Hebron Bancorp or First Financial if the requisite approval of the shareholders of Hebron Bancorp is not obtained or if the merger is not consummated on or before July 31, 1999;

         (g) By either Hebron Bancorp or First Financial if the average of the daily per share closing sales price of a share of First Financial common stock for the 20 consecutive Nasdaq trading days, in which at least 1,000 shares were traded, ending on the second trading day preceding the Effective Time is less than $20.00 per share; or

         (h) By Hebron Bancorp if the Average Closing Price, as defined in the Merger Agreement, of First Financial common stock is less than $23.857995; the HBI Ratio is less than the Index Ratio, as both terms are defined in the Merger Agreement; and First Financial decides not to increase the Exchange Ratio according to the method described in the Merger Agreement.

First Financial Average Closing Price And Termination Of The Merger
-------------------------------------------------------------------

         The Merger Agreement contains a provision that permits Hebron Bancorp to terminate the Merger Agreement if there is a significant and prolonged decline in the per share market price of First Financial common stock that is not coincidental with a decline in the stock prices of certain other financial institution holding companies, unless First Financial is willing to increase the Exchange Ratio.

         The following discussion uses the terms defined below:

o VALUATION DATE - the second trading day after the day that is the latest of (i) the day of expiration of the last waiting period with respect to any of the required regulatory approvals, (ii) the day on which the last of the required regulatory approvals is obtained, and
         (iii) the day on which the required Hebron Bancorp stockholder approval is obtained.

o AVERAGE CLOSING PRICE - the average of the daily closing sales price of First Financial common stock, as reported on the Nasdaq National Market for the 20 consecutive trading days, in which at least 1,000 shares were traded, ending on the Valuation Date.

o HBI RATIO - the number obtained by dividing First Financial's Average Closing Price by $28.0682.

o INDEX GROUP - 31 specified financial institution holding companies, 17 with headquarters in Ohio and 14 with headquarters in Indiana. All specified companies are publicly traded and have not announced an acquisition transaction at any time during the period beginning on the date of the Merger Agreement and ending on the valuation date. If the common stock of any of the specified companies ceases to be publicly traded or if an acquisition transaction involving any of the specified companies is announced, that company will be removed from the Index Group.

o INDEX PRICE - the price obtained by dividing the sum of the December 31, 1998, closing sales price of each of the stocks in the Index Group by the number of holding companies composing the Index Group. December 31, 1998 is the last trading day before the public announcement of the Merger Agreement.

o AVERAGE INDEX PRICE - the price resulting from dividing (i) the sum of the average of the daily closing sales price for the common stock of each financial institution composing the Index Group during the 20 consecutive trading days ending on the Valuation Date by (ii) the number of financial institutions composing the Index Group.

o INDEX RATIO - the number obtained by dividing the Average Index Price by the Index Price and subtracting 0.15 from the quotient.

         Prior to making any decision to terminate, or allow the termination of, the Merger Agreement, each of the Hebron Bancorp and the First Financial Boards would consult with its respective financial and other advisors and would consider all financial and other information it deemed relevant to its decision. It is not possible to know whether the Price-Based Termination right will be triggered until after the Valuation Date. The Hebron Bancorp Board has made no decision as to whether it would exercise its right to terminate the Merger Agreement if the termination right has been triggered. In consideration whether to exercise its termination right in such situation, the Hebron Bancorp Board would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel. Approval and adoption of the Merger Agreement by the stockholders of Hebron Bancorp at the special meeting will confer on the Hebron Bancorp Board the power, consistent with its fiduciary duties, to elect to consummate the merger in the event the termination right is triggered, whether or not there is any increase in the Exchange Ratio and without any further action by, or resolicitation of, the stockholders of Hebron Bancorp.

         The merger may be terminated and abandoned upon a majority vote of Hebron Bancorp's Board of Directors at any time during the ten-day period commencing on the Valuation Date if both of the following conditions are satisfied:

         (a)      the Average Closing Price is less than $23.857995, and

         (b)      the HBI Ratio is less than the Index Ratio.

         Prompt written notice must be given to First Financial if Hebron Bancorp's Board of Directors elects to exercise this termination right. This notice may be withdrawn at any time during the ten-day period commencing on the Valuation Date, provided that First Financial has not yet exercised its right, as described below, to terminate the Merger Agreement. During the five days commencing with the receipt of the written notice, First Financial will have the option to avoid the termination of the Merger Agreement by electing to increase the Exchange Ratio to the lesser of:

         (a) the quotient obtained by dividing $486.1655 by the Average Closing Price, or

         (b) the quotient obtained by multiplying the Index Ratio and the Exchange Ratio, as then in effect, and dividing the resulting product by the HBI Ratio.

         If First Financial decides to increase the Exchange Ratio, prompt written notice of its decision will be provided Hebron Bancorp. If First Financial decides to increase the Exchange Ratio, the Merger Agreement will remain in effect in accordance with its original terms, except for the modification of the Exchange Ratio. If First Financial decides not to increase the Exchange Ratio or does not provide prompt written notice during the five day period, the Merger Agreement will terminate immediately.

                        INFORMATION ABOUT FIRST FINANCIAL


         Information about First Financial is included in the First Financial Form 10-K, previously incorporated herein by reference.

Recent Developments
-------------------

         PENDING MERGER WITH SAND RIDGE FINANCIAL CORPORATION. First Financial signed a plan and agreement of merger with Sand Ridge Financial Corporation, Highland, Indiana ("Sand Ridge Financial") on December 16, 1998. The consideration to be paid to Sand Ridge Financial shareholders pursuant to the merger agreement is fixed at 5,115,000 shares of First Financial common stock in exchange for all outstanding shares of Sand Ridge Financial common stock. After the merger, Sand Ridge Bank, Sand Ridge Financial's only subsidiary, will become a wholly owned subsidiary of First Financial.

         As of December 31, 1998, Sand Ridge Financial had total assets of approximately $557 million, loans outstanding of $318 million, total deposits of $449 million and total shareholders' equity of $45 million. Its equity-to-assets ratio at December 31, 1998 was 7.99%. Sand Ridge Financial had net earnings for the year ended December 31, 1998, of approximately $5,448,000 or $90.80 per share. See "PRO-FORMA UNAUDITED CONSOLIDATED BALANCE SHEET" and "PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS."

         The merger with Sand Ridge Financial is subject to numerous conditions including, among others, regulatory and shareholder approvals. First Financial is unable to predict when or whether such conditions will be satisfied. Accordingly, there can be no assurance that the proposed merger with Sand Ridge Financial will be consummated. Provided all conditions are met and approvals obtained, the proposed merger is anticipated to be completed during the second quarter of 1999.

General
-------

         First Financial is a corporation organized under the laws of the State of Ohio and is registered as a bank holding company as well as a savings and loan holding company. Its principal executive offices are located in Hamilton, Ohio. First Financial owns the following subsidiaries:

     Bank subsidiaries:
         First National Bank of Southwestern Ohio, Hamilton, Ohio
         Community First Bank & Trust, Celina, Ohio
         Union Trust Bank, Union City, Indiana
         Indiana Lawrence Bank, North Manchester, Indiana
         Citizens First State Bank, Hartford City, Indiana
         Union Bank & Trust Company, North Vernon, Indiana
         The Clyde Savings Bank Company, Clyde, Ohio
         Peoples Bank and Trust Company, Sunman, Indiana
         Bright National Bank, Flora, Indiana
         Farmers State Bank, Liberty, Indiana
         National Bank of Hastings, Hastings, Michigan
         Vevay Deposit Bank, Vevay, Indiana

     Savings bank subsidiaries:
         Fidelity Federal Savings Bank, Marion, Indiana
         Home Federal Bank, a Federal Savings Bank, Hamilton, Ohio

     Finance company subsidiary:
         First Finance Mortgage Company of Southwestern Ohio, Inc.,
           Hamilton, Ohio

         For further information about First Financial, see "Item 1. Business" in the First Financial Form 10-K, which has previously been incorporated herein by reference.

                INFORMATION ABOUT THE BUSINESS OF HEBRON BANCORP

General
-------

         Hebron Bancorp, a bank holding company, was established in 1994 and is headquartered in Hebron, Kentucky. The holding company's wholly owned subsidiary, Hebron Deposit Bank, was chartered by the State of Kentucky as a state bank in 1920. Hebron Deposit Bank's primary market area includes the cities of Hebron, Burlington and Petersburg, Kentucky and the contiguous areas within Boone County, Kentucky. The economic base of Hebron Deposit Bank's primary market area is primarily industrial and light manufacturing, but also includes agricultural products and retail. The Cincinnati-Northern Kentucky International Airport is located in Boone County and is a major employer for the area. In addition, the airport has significant economic influence on the Kentucky, Ohio, Indiana tri-state area.

         As of December 31, 1998, Hebron Bancorp had total assets of approximately $112 million, total deposits of approximately $96 million and shareholders' equity of approximately $11.8 million. It had 37 employees at December 31, 1998.

         Hebron Deposit Bank has operated as a traditional community bank since its founding. As with many community banks, its lending focus is strongly real estate and consumer lending oriented. As of December 31, 1998, approximately 76.9% of its lending portfolio was comprised of real estate loans. The balance of its loan portfolio is fairly evenly divided between consumer and commercial loans. Lendable funds are obtained primarily from deposits and loan principal payments. Hebron Deposit Bank offers a full line of checking and NOW accounts, savings, certificates of deposit and individual retirement accounts. In addition to originating loans, Hebron Deposit Bank invests in U.S. treasury and federal agency securities, mortgage-backed securities and state and municipal securities.

Competition
-----------

         Hebron Deposit Bank competes for deposits and loans with other commercial banks, savings associations, savings banks, and credit unions. Competition from entities other than financial institutions has become significant. Such deposit competitors include insurance companies and issuers of commercial paper and other securities, such as shares in money market and stock mutual funds. Loan competitors include consumer finance companies, leasing companies, insurance companies and mortgage brokers. Major retail corporations compete for loans by offering retail installment contracts.

         Hebron Deposit Bank competes for loan originations primarily through interest rates and loan fee charges and through the efficiency and quality of services it provides to borrowers. The primary factors in competing for deposits are interest rates, quality of service and convenience of office locations.

         Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors that are not readily predictable.

Regulation
----------

         Hebron Bancorp, as a bank holding company, is subject to supervision and/or regular examination by the Federal Reserve Board. Hebron Deposit Bank, as a state bank and a nonmember of the Federal Reserve, is subject to supervision and regular examination by the Kentucky Department of Financial Institutions and by the Federal Deposit Insurance Corporation.

Properties
----------

         Hebron Deposit Bank conducts its business through its main office in Hebron, Kentucky and two branch offices located in Burlington and Petersburg, Kentucky. All office facilities are owned by Hebron Deposit Bank.
Hebron Bancorp does not directly own any real property.

Legal Proceedings
-----------------

         Neither Hebron Bancorp nor Hebron Deposit Bank is presently involved in any legal proceedings of a material nature. From time to time, Hebron Deposit Bank is a party to legal proceedings incidental to its business to enforce its security interests in collateral pledged to secure loans it has made.

Certain Transactions With Hebron Bancorp
----------------------------------------

         At December 31, 1998, certain directors and executive officers of Hebron Bancorp and members of their immediate families were indebted to Hebron Deposit Bank in the aggregate amount of approximately $1,281,000. Such indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. All such loans were current at December 31, 1998 and are not considered to involve more than the normal risk of collectibility or to present other unfavorable features.

               PRINCIPAL SHAREHOLDERS AND OWNERSHIP BY MANAGEMENT


         For information regarding the principal shareholders of First Financial and ownership of First Financial common stock by First Financial's directors and executive officers, see "Item 12. Security Ownership of Certain Beneficial Owners and Management" in the First Financial Form 10-K, which is incorporated herein by reference.

         The following table sets forth certain information regarding the number of shares of common stock of Hebron Bancorp beneficially owned by each director of Hebron Bancorp and by all directors and executive officers of Hebron Bancorp as a group as of the Record Date:

                                                                 Number of           Percent of Shares
                              Name                                Shares               Outstanding
                              ----                                ------               -----------
           Wilma C. Scheben                                     9,750 (1)               16.25%
           Michael A. Conner                                    7,150 (2)               11.92%
           Wilma C. Scheben & Michael A. Conner                   250                    0.42%
           Joseph B. Aylor                                      1,500 (3)                2.50%
           Stephen K. Dallas                                      400 (4)                0.67%
           Ronald E. Garnett                                    5,150 (5)                8.58%
           William L. Goodridge                                 2,500                    4.17%
           Charles T. Moore                                       150                    0.25%
           Robert C. Ruebel                                       400                    0.67%

           All executive officers and
           directors as a group
           (9 persons)                                         27,300                   45.50%

         --------------------

         (1)      Of these, 150 shares are owned jointly with other individuals.
         (2) Of these, 1,300 shares are owned by Mr. Conner's wife, for which Mr. Conner disclaims beneficial ownership, and 2,850 shares are owned jointly with his wife.
         (3) All of Mr. Aylor's shares are owned by Aylor Holdings, LLC, of which Mr. Aylor is the sole unit owner.
         (4) Of these, 250 shares are owned by Mathis, Dallas & Frohlich, of which Mr. Dallas is a partner. Mr. Dallas disclaims beneficial ownership of those shares.
         (5) Of these, 100 shares are owned by Mr. Garnett's wife, for which Mr. Garnett disclaims beneficial ownership.

No individuals other than the members of Hebron Bancorp's Board of Directors listed above are known to beneficially own 5.00% or more of the outstanding common stock of Hebron Bancorp as of the Record Date.

                   COMPARATIVE MARKET AND DIVIDEND INFORMATION

Nature Of Trading Market
------------------------

         The First Financial common stock is quoted on the Nasdaq National Market under the symbol "FFBC". On April __, 1999, the last reported sale price of First Financial common stock as reported on the Nasdaq National Market was $_____ per share.

         The Hebron Bancorp common stock is not traded on an established public market. Hebron Bancorp management is aware of only one sale of Hebron Bancorp common stock since the holding company was formed in 1994, but does not know the price at which the shares traded.

         The following table sets forth, for the periods indicated, the high and low sales prices per share of First Financial common stock as reported on the Nasdaq National Market. All prices have been adjusted to give retroactive effect to stock dividends and stock splits.

                                              FIRST FINANCIAL           FIRST FINANCIAL
                                                 HIGH BID                  LOW BID
                                                 --------                  -------
         1996
         ----
         First Quarter                              13.34                     12.58
         Second Quarter                             13.15                     11.84
         Third Quarter                              13.15                     12.02
         Fourth Quarter                             13.43                     12.49

         1997
         ----
         First Quarter                              15.19                     12.60
         Second Quarter                             17.15                     13.95
         Third Quarter                              23.07                     16.12
         Fourth Quarter                             22.95                     21.14

         1998
         ----
         First Quarter                              26.70                     21.82
         Second Quarter                             28.98                     23.41
         Third Quarter                              26.70                     22.73
         Fourth Quarter                             31.00                     25.00

         1999
         ----
         First Quarter                              _____                     _____

         As of March __, 1999, there were approximately _______ holders of record of First Financial common stock. As of April 1, 1999, Hebron Bancorp had 93 shareholders of record.

Dividends
---------

         The following table sets forth the per share cash dividends declared on First Financial and Hebron Bancorp common stock, respectively, for each quarter since January 1, 1996. First Financial dividends have been adjusted to give retroactive effect to all stock dividends and stock splits.

                                                   FIRST                    HEBRON
                                                 FINANCIAL                  BANCORP
                                                 ---------                  -------
         1996
         ----
         First Quarter                              .11
         Second Quarter                             .11
         Third Quarter                              .11
         Fourth Quarter                             .12                       4.00

         1997
         ----
         First Quarter                              .12
         Second Quarter                             .12
         Third Quarter                              .14
         Fourth Quarter                             .14                       5.00

         1998
         ----
         First Quarter                              .14
         Second Quarter                             .14
         Third Quarter                              .14
         Fourth Quarter                             .15                       5.50

         1999
         ----
         First Quarter                              ___                       ____

         In the Merger Agreement, First Financial and Hebron Bancorp agreed that if the Effective Time is after First Financial's record date for its first quarter, 1999 regular dividend, which date is April 1, 1999, Hebron Bancorp shareholders will receive a quarterly dividend of $1.50 per share. Hebron Bancorp shareholders will receive an additional dividend of $1.50 per share if the Effective Time is after First Financial's record date for its second quarter, 1999 regular dividend, which date is July 1, 1999.

         The future dividend policy of First Financial is subject to the discretion of First Financial's Board of Directors, cash needs, general business conditions and dividends from subsidiaries.

         For certain restrictions on the payment of dividends by First Financial and Hebron Bancorp, see "COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS--Dividend Rights."

               COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS

         The following summary comparison of the terms of the common stock of Hebron Bancorp and First Financial, and the rights of holders thereof, does not purport to be complete and is qualified in its entirety by reference to First Financial's Articles of Incorporation, Hebron Bancorp's Articles of Incorporation, First Financial's Regulations and Hebron Bancorp's By-Laws. Various features of the Articles of Incorporation and Regulations of First Financial differ from Hebron Bancorp's Articles of Incorporation and By-Laws. The following discussion summarizes the differences that are deemed to be material by First Financial.

Authorized But Unissued Shares
------------------------------

         First Financial's Articles of Incorporation authorize the issuance of 60,000,000 shares, without par value, of First Financial common stock, of which 36,320,338 shares were issued and outstanding at December 31, 1998. At its upcoming annual meeting of shareholders, First Financial is proposing to increase its authorized common shares to 160,000,000 shares. The remaining authorized but unissued shares of First Financial common stock may be issued upon authorization of the Board of Directors without prior shareholder approval.

         Hebron Bancorp's Articles of Incorporation authorize the issuance of 120,000 shares, without par value, of Hebron Bancorp common stock, of which 60,000 shares were issued and outstanding at December 31, 1998.

Dividend Rights
---------------

         The holders of Hebron Bancorp and First Financial common stock are entitled to dividends and other distributions when, as and if declared by their respective Boards of Directors out of funds legally available therefor. Subject to certain regulatory restrictions, dividends may be paid in cash, property or shares of common stock, unless the entity is insolvent or the dividend payment would render it insolvent.

         The amount of dividends, if any, that might be declared by First Financial following the merger will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions of subsidiaries (since First Financial will be dependent upon dividends paid to it by its subsidiaries) and the discretion of First Financial's Board of Directors. Dividends paid to First Financial by its subsidiary financial institutions are subject to the regulations of various regulatory authorities. A Federal Reserve Board Policy Statement provides that cash dividends paid by a bank holding company should meet the following two guidelines: (1) the organization's net income available to common shareholders over the past year should be sufficient to fully fund the dividends and (2) the prospective rate of earnings retention by the organization appears consistent with capital needs, asset quality, and overall financial condition. First Financial has complied with the first guideline since its organization in 1983 and believes it has also complied with the second guideline.

Directors
---------

         After the merger, Hebron Bancorp's Board of Directors will cease to exist and First Financial's Board of Directors will be the Board of Directors for the Surviving Corporation, except that Bruce E. Leep, a member of Sand Ridge Bank's Board of Directors, will be appointed to First Financial's Board promptly after the effective time for the merger with Sand Ridge Financial. First Financial does NOT have a similar agreement with Hebron Bancorp, Inc.

         The number of directors of First Financial can be no less than nine and no more than 25. First Financial currently has 15 directors, not including Mr. Leep, divided into three classes of directors. The size of the Board can be increased or decreased at any time by:

         a. the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors, or

         b. the affirmative vote of the holders of at least two-thirds (2/3rds) of the outstanding voting power of First Financial at a meeting of shareholders, at which a quorum is present, called for the purpose of electing directors.

         First Financial's Board of Directors may not, under provisions of First Financial's Regulations, increase the authorized number of directors by more than three positions during any period between annual meetings.

         First Financial directors are elected to three-year terms, with the term of office of one class expiring each year. Shareholders of First Financial annually elect only one of the three classes. This method of election could be considered an impediment for a takeover of control of First Financial by third parties.

         Hebron Bancorp's Articles of Incorporation provide for a Board of Directors of no less than five and no more than fifteen persons, the exact number to be determined by resolution adopted by a majority of the full Board of Directors. Hebron Bancorp currently has eight directors on its Board. The Articles of Incorporation provide that the terms of the Board members may be staggered in accordance with Kentucky law, if approved by a resolution of the Board of Directors. Hebron Bancorp's Board has not adopted such a resolution, and all directors are elected by the shareholders to one-year terms at each annual meeting.

         Nominations for the election of First Financial directors may be made by the Board of Directors, a committee appointed by the Board of Directors or by any shareholder entitled to vote in the election of directors. Shareholders intending to nominate director candidates for election must deliver written notice thereof to the Secretary of First Financial no later than (i) 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders with respect to an election to be held at an annual meeting of shareholders, or (ii) the close of business on the tenth day following the date on which a meeting notice is first given to shareholders with respect to an election to be held at a special meeting of shareholders. The written notice must set forth certain information, as described in the Regulations, concerning the shareholder and the person being nominated. Any person not nominated in compliance with the prescribed procedures will not be eligible for election as a director. Hebron Bancorp's By-Laws do not describe the method for making nominations for the election of directors.

         A majority of First Financial's directors in office at any time, though less than a majority of the whole authorized number of directors, may, by a vote of a majority of their number, fill any director's office that is created by an increase in the number of directors or by a vacancy. Any directors so chosen will hold office for the remaining length of the term; a vote by First Financial shareholders is not required. The affirmative vote of a majority of Hebron Bancorp's directors then in office is required to fill any vacancies in Hebron Bancorp's Board or fill any newly created director positions. A director appointed to fill a vacancy shall serve the remainder of the predecessor's unexpired term, which will be until the next election since board members are elected to one year terms. A person appointed to fill a newly created director position may hold office only until the next election of directors by the shareholders.

         Any director or the entire Board of Directors of Hebron Bancorp may be removed, with or without cause, at a meeting of shareholders called expressly for that purpose, by the unanimous vote of the holders of the shares then entitled to vote at an election of directors. A First Financial director may be removed only if a court of law finds such director guilty of a felony or if the director has breached his or her fiduciary duty under the laws of Ohio.

         First Financial's Regulations have an age limitation preventing election or re-election of directors who have reached the age of 70 years or older. Hebron Bancorp's Articles of Incorporation and By-Laws do not contain such an age limitation.


Quorum For Shareholders' Meetings
---------------------------------

         Except as provided by law, the holders of record of a majority of outstanding shares, in person or by proxy, are required for a quorum at all First Financial and Hebron Bancorp shareholders' meetings.

Voting Rights
-------------

         The holders of Hebron Bancorp common stock and First Financial common stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of Hebron Bancorp have cumulative voting rights in the election of directors, while shareholders of First Financial do not have cumulative voting rights. Under cumulative voting, a shareholder may cast a number of votes equal to the number of directors to be elected multiplied by the number of shares owned by the shareholder. The shareholder may cast the whole number of votes for one candidate or distribute the votes among two or more candidates. Since First Financial does not have cumulative voting, a shareholder may only vote for or against or abstain from voting for each candidate.

Special Meetings
----------------

         Special meetings of the shareholders of First Financial may be called for any purpose by the Chairman of the Board of Directors; by the President; by the Vice President authorized to exercise the authority of the President upon his absence, death or disability; by resolution of the directors; or by holders of not less than 50% percent of the outstanding voting power of First Financial.

         Special meetings of the shareholders of Hebron Bancorp may be called by the Chief Executive Officer, by a majority of the Board of Directors, or by shareholders holding of record not less than one-fifth (1/5th) of all shares of Hebron Bancorp common stock outstanding and entitled to vote on the business proposed to be transacted at the meeting.

Notice Of Shareholder Meetings
------------------------------

         First Financial and Hebron Bancorp have similar notification requirements. Notice of shareholder meetings shall be mailed, postage prepaid, to every shareholder of record at the address appearing on the respective company's books at least ten days prior to the date of the meeting. Notices for Hebron Bancorp shareholder meetings cannot be mailed more than fifty days before the date of the meeting.

Preemptive Rights
-----------------

         As permitted by law, neither First Financial's nor Hebron Bancorp's Articles of Incorporation provide for preemptive rights.

Redemption And Assessment
-------------------------

         Shares of First Financial and Hebron Bancorp common stock are not subject to further call or assessment. A bank holding company may redeem or purchase shares of its Common Stock with funds legally available therefor, provided it gives prior notice to the Federal Reserve Board if the consideration to be paid for the purchase or redemption, when aggregated with the consideration paid for all purchases or redemptions for the preceding twelve months, equals or exceeds 10% of its consolidated net worth. This prior notification is not required if the bank holding company (a) exceeds the thresholds established for a "well-capitalized" institution both before and after the redemption, (b) received a composite "1" or "2" rating at its most recent regulatory inspection, and (c) is not the subject of any unresolved supervisory issues. First Financial currently meets these three requirements and is not required to notify the Federal Reserve Board before purchasing shares of its common stock. Redemptions may not be made when First Financial is insolvent or, as a result of the redemption, would be rendered insolvent. Redemptions or repurchases of Hebron Bancorp common stock are also subject to these limitations.

75% Majority Vote Required
--------------------------

         The Articles of Incorporation for Hebron Bancorp require a 75% majority vote of the outstanding shares of Hebron Bancorp common stock for any of the transactions listed below, unless such action is approved and recommended to the shareholders by at least 80% of the directors:

         a. The sale, exchange, lease, transfer or other disposition of all or substantially all of the assets of Hebron Bancorp;

         b. The purchase, exchange, lease or other acquisition by Hebron Bancorp or any of its subsidiaries of all or substantially all of the assets or business of another company or person;

         c. The merger or consolidation of Hebron Bancorp or any of its subsidiaries with or into another organization, irrespective of which organization is the surviving entity of the transaction;

         d. Any reclassification, recapitalization or other transaction that has the effect of decreasing or increasing the number of outstanding shares of Hebron Bancorp or its subsidiaries by more than 25%; and

         e. Any amendment or repeal of the above four items or the adoption of any provision that is inconsistent with the above four items.

         The Board is required to look at other constituents other than the adequacy of the consideration in a merger proposal and the Board did review each of the other constituencies.

         The Board of Directors of Hebron Bancorp has unanimously approved and recommended the Merger Agreement. The affirmative vote of a majority of outstanding shares of Hebron Bancorp common stock is therefore needed for approval of the Merger Agreement.

Informal Action By Shareholders
-------------------------------

         Under Hebron Bancorp's By-Laws, any action required to be taken, or which may be taken, at a meeting of shareholders may be taken without a meeting if a written consent, setting forth the action to be taken, is signed by all the shareholders entitled to vote with respect to such action. First Financial's Articles of Incorporation or By-Laws do not contain a similar provision. Ohio statutes, however, allow shareholders to take action without a meeting upon satisfaction of similar requirements.

Emergency By-Laws
-----------------

         Hebron Bancorp's By-Laws contain a set of emergency by-laws that will take effect upon the occurrence of a natural or man-made disaster or a similar emergency condition and, as a result of such disaster or emergency, a quorum of the Board of Directors cannot readily be convened. Under the emergency by-laws, any officer or director of Hebron Bancorp may call a meeting of the Board of Directors, providing notice of the meeting to as many directors as it may be feasible to reach using any available means of communication. The director or directors in attendance at that meeting shall constitute a quorum. Other emergency powers include modifying lines of succession if any or all officers of Hebron Bancorp are rendered incapable of discharging their duties as a result of the disaster or emergency and relocating the main office to another location.

         Each of First Financial's subsidiaries have a "Business Resumption Plan," but emergency provisions are not included in its Articles of Incorporation or Regulations.

Amendments To Articles And Regulations/By-Laws
----------------------------------------------

         Any provision of First Financial's Articles of Incorporation may be amended, altered, changed or repealed by following the procedures prescribed by the then current laws of the State of Ohio.

         Any section of Hebron Bancorp's Articles of Incorporation may be amended or repealed by following the procedures prescribed by the then current laws of the Commonwealth of Kentucky, except for repeal or amendment of the section of the Articles requiring a 75% majority vote of outstanding shares of Hebron Bancorp common stock entitled to vote, as described in "75% Majority Vote Required."

         Hebron Bancorp's By-Laws may be amended, altered, repealed or replaced by the unanimous vote of the entire Board of Directors or by the shareholders of Hebron Bancorp by following the procedures prescribed by the then current laws of the Commonwealth of Kentucky .

         First Financial's Regulations may be amended, altered, repealed or replaced by the affirmative vote of at least two-thirds (2/3rds) of shares outstanding at a meeting of shareholders called for such purpose, unless the change or changes is recommended by the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors. If recommended by the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors, the affirmative vote of a majority of the outstanding shares will be required for approval.

Provisions Affecting Business Combinations And Changes In Control
-----------------------------------------------------------------

         Ohio law governs the rights of shareholders of First Financial. Chapter 1704 of the Ohio Revised Code (the "ORC") may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation," the definition of which includes First Financial, from entering into a "Chapter 1704 Transaction" with the beneficial owner, or affiliates of such beneficial owner, of 10.0% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10.0% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10.0% ownership position. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with; a sale of substantial assets to; or the receipt of a loan, guaranty or other financial benefit, which is not proportionately received by all shareholders, from the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation or such different proportion as is set forth in the corporation's articles of incorporation, including a majority of the outstanding shares excluding those owned by the interested shareholder, or (ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to encourage a person to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

         In addition, Section 1707.043 of the ORC requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within eighteen months after making the control proposal.

         Section 1701.831 of the ORC (the "Control Share Acquisition Statute") requires shareholder approval of any proposed "control share acquisition" of an Ohio corporation. A "control share acquisition" is the acquisition, directly or indirectly, by any person, including any individual, partnership, corporation, limited liability company, society, association or two or more persons who have a joint or common interest, of shares of a corporation that, when added to all other shares of the corporation that may be voted, directly or indirectly, by the acquiring person, would entitle such person to exercise or direct the exercise of 20.0% or more, but less than 33-1/3%, of the voting power of the corporation in the election of directors or 33-1/3% or more, but less than a majority, of such voting power or a majority or more of such voting power. Under the

Control Share Acquisition Statute, the control share acquisition must be approved in advance by the holders of a majority of the outstanding voting shares represented at a meeting at which a quorum is present and by the holders of a majority of the portion of the outstanding voting shares represented at such a meeting excluding the voting shares owned by the acquiring shareholder and certain "interested shares," including shares owned by officers elected or appointed by the directors of the corporation and by directors of the corporation who are also employees of the corporation.

         The purpose of the Control Share Acquisition Statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the Control Share Acquisition Statute grant to the shareholders of First Financial the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person's purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of First Financial were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the implementation of the proposal is approved.

         The Control Share Acquisition Statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the Control Share Acquisition Statute could render approval of any control share acquisition difficult in that the transaction must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince the shareholders of First Financial of the value and validity of the offer may cause such offer to be more financially attractive in order to gain shareholder approval.

         In addition, Section 1701.59 of the ORC provides that, in determining what such director reasonably believes to be in the best interests of the corporation, the director may consider, in addition to the interests of the corporation's shareholders, any of the interests of the corporation's employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

         Although First Financial believes that these provisions are in its best interests, you should be aware that such provisions could be disadvantageous to you because the overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective controls by other persons.

First Financial Shareholder Rights Plan
---------------------------------------

         On November 26, 1993, First Financial adopted a shareholder rights plan (the "Plan") and declared a dividend of one right on each outstanding share of First Financial common stock ("Right") to shareholders of record as of December 6, 1993. Each share of First Financial common stock issued after December 6, 1993 will include one Right. Under the Plan, the Rights will actually be distributed only if one or more of certain designated actions involving First Financial common stock occur. See Note 18 of First Financial's 1998 Financial Statements for more information on the Plan.

Transfer Agent and Registrar
----------------------------

         The registrar and transfer agent for First Financial common stock is The Registrar and Transfer Company, Cranford, New Jersey.

                       ADJOURNMENT OF THE SPECIAL MEETING


         The shareholders of Hebron Bancorp are being asked to approve a proposal to permit the adjournment of the special meeting, if necessary, to solicit additional proxies with respect to the approval of the Merger Agreement. The Merger Agreement must be approved by the affirmative vote of at least a majority of the outstanding shares of Hebron Bancorp common stock. If such matter does not receive the requisite number of proxy votes at the special meeting and does not receive a sufficient number of negative proxy votes to assure the failure of the matter, the Board of Directors may decide to adjourn the special meeting to solicit additional proxies. If the Board of Directors decides to adjourn the special meeting with respect to the Merger Agreement, the Chairman of the special meeting will request a motion that the special meeting be adjourned for up to 30 days. An adjournment of up to 30 days would not require either the setting of a new meeting date or the giving of notice of the adjourned meeting.

         Each proxy given in connection with the special meeting will be voted on a motion for adjournment in accordance with the instructions contained therein. If no contrary instructions are given, each proxy will be voted in favor of any motion to adjourn the special meeting. The holders of the majority of the shares of Hebron Bancorp represented in person or by proxy at the special meeting will be required to approve a motion to adjourn the special meeting.

         If a motion to adjourn the special meeting is approved, no vote will be taken on the Merger Agreement at the special meeting on May __, 1999 but the Merger Agreement will be voted upon at the adjourned meeting. Unless revoked prior to its use, any proxy solicited for the special meeting will continue to be valid and will be voted in accordance with the instructions contained therein at the adjourned meeting.

         Since the Board of Directors recommends that the shareholders vote for the Merger Agreement, the Board of Directors similarly recommends that the shareholders vote FOR the proposal to adjourn the special meeting, which will facilitate the approval of the Merger Agreement. Such an adjournment would be disadvantageous to shareholders who oppose the Merger Agreement because the adjournment will give Hebron Bancorp additional time to solicit votes in favor of the Merger Agreement, thereby increasing the chances of passing the Merger Agreement proposal. Hebron Bancorp has no reason to believe that an adjournment of the special meeting will be required.

         If a quorum is not present at the special meeting, none of the proposals will be acted upon, and the Board of Directors will adjourn the special meeting to a later date in order to solicit additional proxies to assure the presence of a quorum. The proposal to approve a motion to adjourn the special meeting does not apply to an adjournment relating to the absence of a quorum.

                                     EXPERTS


         The consolidated financial statements of First Financial incorporated by reference in First Financial's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Hebron Bancorp at June 30, 1998 and for the year ending June 30, 1998 appearing in this Proxy Statement-Prospectus have been audited by Crowe, Chizek and Company LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                                  LEGAL MATTERS


         The legality of the shares of First Financial common stock to be issued in the merger described herein and certain additional legal matters will be passed upon by Frost & Jacobs LLP, 2500 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202. Frost & Jacobs LLP will also issue the tax opinion.

         Stites & Harbison, 250 West Main Street, Suite 2300, Lexington, Kentucky 40507 will pass upon certain legal matters in connection with the merger for Hebron Bancorp.

                       WHERE YOU CAN FIND MORE INFORMATION


         First Financial files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1. First Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         2. The following information set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the 1998 Annual Report of First Financial to its shareholders:

                  a. The information in the table set forth on page 28 under the caption "Quarterly Financial And Common Stock Data."

                  b. The information in the table set forth on page 2 under the caption "Table 1 - Financial Summary."

                  c. The information set forth on pages 1 through 9 under the caption "Management's Discussion And Analysis Of Financial Condition And Results of Operations."

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                    Secretary
                                    First Financial Bancorp.
                                    Third and High Streets
                                    Hamilton, Ohio  45011
                                    (513) 867-4700

         You should rely only on the information incorporated by reference or provided in this Proxy Statement-Prospectus. First Financial has not authorized anyone else to provide you with different information. First Financial is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement-Prospectus is accurate as of any date other than the date on the front of this document.

                             SELECTED FINANCIAL DATA
                              HEBRON BANCORP, INC.


                                             For the Six Months Ended            For the Year Ended
                                                   December 31,                       June 30,
                                                   ------------                       --------
(DOLLAR AMOUNTS OTHER THAN PER SHARE DATA IN   1998          1997          1998          1997          1996
THOUSANDS)                                     ----          ----          ----          ----          ----
Summary of Operations
---------------------
Interest income                              $  4,002      $  4,005      $  7,916      $  7,511      $  7,064
Tax equivalent adjustment (1)                      89            63           139            68            70
                                             --------      --------      --------      --------      --------
   Interest income-tax equivalent               4,091         4,068         8,055         7,579         7,134
Interest expense                                2,071         1,803         3,668         3,521         3,573
                                             --------      --------      --------      --------      --------
     NET INTEREST INCOME-TAX EQUIVALENT      $  2,020      $  2,265      $  4,387      $  4,058      $  3,561
                                             ========      ========      ========      ========      ========

Interest income                              $  4,002      $  4,005      $  7,916      $  7,511      $  7,064
Interest expense                                2,071         1,803         3,668         3,521         3,573
                                             --------      --------      --------      --------      --------
   Net interest income                       $  1,931      $  2,202      $  4,248      $  3,990      $  3,491
Provision for loan losses                          60            60           120           156           288
Noninterest income                                273           212           484           392           408
Noninterest expenses                            1,283         1,251         2,361         2,073         2,005
                                             --------      --------      --------      --------      --------
   Income before income taxes                $    861      $  1,103      $  2,251      $  2,153      $  1,606
Income tax expense                                230           319           642           692           454
                                             --------      --------      --------      --------      --------
   Earnings before minority interest         $    631      $    784      $  1,609      $  1,461      $  1,152
Minority interest in earnings                      17            20            40            37            29
                                             --------      --------      --------      --------      --------
   NET EARNINGS                              $    614      $    764      $  1,569      $  1,424      $  1,123
                                             ========      ========      ========      ========      ========

PER SHARE DATA
   Net earnings - basic                      $  10.48      $  13.06      $  26.83      $  24.34      $  19.20
   Net earnings - diluted                    $  10.48      $  13.06      $  26.83      $  24.34      $  19.20
Cash dividends declared                      $   5.50      $   5.00      $   5.00      $   4.00      $   2.50
Average common shares outstanding
   (in thousands)                                  59            59            59            59            59

Selected Period-End Balances
----------------------------
Total assets                                 $111,658      $ 99,067      $104,070      $ 97,021      $ 95,293
Earnings assets                               107,709        97,960       100,470        93,125        91,410
Investment securities held to maturity          2,862         4,164         3,346         4,849         5,928
Investment securities available for sale       31,065        16,349        22,884        14,906        20,410
Loans, net of unearned income                  69,518        73,942        69,824        68,855        64,075
Deposits                                       96,369        83,832        88,365        82,154        83,065
Noninterest bearing demand deposits            10,179         9,824         9,560         8,145         7,065
Short-term borrowings                           1,283         1,933         1,772         3,063         2,050
Long-term borrowings                            1,730         1,127         2,057         1,162         1,226
Shareholders' equity                           11,799        10,323        11,078         9,721         8,108

Selected Ratios
---------------
Loans to deposits                               72.14%        88.20%        79.02%        83.81%        77.14%
Net charge offs to loans                          .06%          .00%          .00%          .02%          .23%
Shareholders' equity to
   Total assets                                 10.57%        10.42%        10.64%        10.02%         8.51%
   Deposits                                     12.24%        12.31%        12.54%        11.83%         9.76%
Return on average assets (2)                     1.15%         1.57%         1.58%         1.49%         1.24%
Return on average equity (2)                    10.72%        15.03%        15.11%        15.55%        14.07%

(1) Tax equivalent adjustment was calculated using a 34.0% tax rate in all periods presented.
(2) Interim periods annualized

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion and analysis is presented to facilitate the understanding of the financial position and results of the operations of Hebron Bancorp, Inc. (HBI) and its subsidiary, Hebron Deposit Bank (the Bank). It identifies trends and changes that occurred during the reported periods and should be read in conjunction with the consolidated financial statements and accompanying notes.

BUSINESS OF HEBRON BANCORP, INC.

HBI is a one-bank holding company which conducts no direct business activities. All business activities are performed by the Bank. The Bank operates banking locations and conducts its operations in Hebron, Boone County, Kentucky and adjacent counties in Kentucky. HBI's consolidated results of operations are dependent upon net interest income, which is the difference between the interest income on interest earning assets and the interest expense on interest bearing liabilities. Principal interest earning assets are securities and commercial, agricultural, real estate mortgage and consumer loans. Interest bearing liabilities consist of interest bearing deposit accounts and short-term and long-term borrowings. Other sources of income include fees charged to customers for a variety of loan and deposit services. Operating expenses consist primarily of employee salaries and benefits and occupancy and equipment expenses. HBI's results of operations are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

As of December 31, 1998, HBI had total assets of approximately $111.7 million, total deposits of approximately $96.4 million, and shareholders' equity of approximately $11.8 million. HBI and the Bank employed 33 persons on a full-time equivalent basis at December 31, 1998.

RESULTS OF OPERATIONS

COMPARISON OF THE SIX MONTHS ENDED DECEMBER 31, 1998 TO
DECEMBER 31, 1997

Net income decreased $150,000 to $614,000 for the six months ended December 31, 1998 as compared to net income of $764,000 recorded in the same period in 1997. The decrease was primarily the result of a $271,000 (12.3%) decrease in net interest income and a $32,000 (2.6%) increase in non-interest expenses partially offset by a $61,000 (28.8%) increase in non-interest income and a $89,000 (27.9%) decrease in income tax expense. Returns on average assets and average equity were 1.15% and 10.72%, respectively, in 1998 as compared to 1.57% and 15.03% in 1997. Earnings per share decreased to $10.48 in 1998 from $13.06 in 1997.

Net interest income decreased from $2.2 million for the six months ended December 31, 1997 to $1.9 million for the same period in 1998. The decrease was the result of a $3,000 decrease in total interest income combined with a $268,000 increase in total interest expense. Non-interest income increased from $212,000 in 1997 to $273,000 in 1998 primarily due to a $43,000 increase in gains on the sale of securities.

Non-interest expenses increased from $1,251,000 in 1997 to $1,283,000 in 1998 representing a 2.6% increase. The provision for income taxes decreased $89,000 from $319,000 in 1997 to $230,000 in 1998 due to a $242,000 decrease in income before taxes and a $74,000 increase in tax-exempt interest. The effective income tax rate for the six months ended December 31, 1998 and 1997 was 26.7% and $29.0%, respectively.

FINANCIAL CONDITION

COMPARISON OF JUNE 30, 1998 TO DECEMBER 31, 1998

Total assets increased 7.3% to $111.7 million as of December 31, 1998 from $104.1 at June 30, 1998. Cash and cash equivalents increased slightly from $6.4 million to $6.5 million and securities increased from $26.2 million to $33.9 million while net loans decreased marginally from $69.8 million to $69.5 million. Deposits increased from $88.4 million to $96.4 million. While the mix of borrowed funds varies from period to period depending on the volume of securities sold under agreements to repurchase, total borrowings other than deposits decreased to $3.0 million from $3.8 million primarily due to a $500,000 decrease in securities sold under agreements to repurchase with the remaining being scheduled maturities of advances from the Federal Home Loan Bank.

RESULTS OF OPERATIONS

COMPARISON OF YEAR ENDED JUNE 30, 1998 TO JUNE 30, 1997

GENERAL. Net income increased 10.2% or $145,000 over 1997 to $1,569,000 in 1998. The increase is primarily the result of a $258,000 or 6.5% increase in net interest income and a $92,000 increase in non-interest income partially offset by a $288,000 increase in noninterest expenses. Comparing the same periods, return on average assets increased to 1.58% from 1.49% while return on average equity decreased to 15.11% from 15.55%. Earnings per share increased to $26.83 from $24.34.

NET INTEREST INCOME. HBI's primary source of revenue is its net interest income, which is the difference between the interest received on its earning assets and the interest paid on the funds acquired to support those assets. Loans made to businesses and individuals are the primary interest earning assets, followed by investment securities and federal funds sold in the inter-bank market. Deposits are the primary interest bearing liabilities used to support the interest earning assets. The level of net interest income is affected by both the balances and mix of interest earning assets and interest bearing liabilities, the changes in their corresponding yields and costs, by the volume of interest earning assets funded by noninterest bearing deposits, and the level of capital. HBI's long term objective is to manage this income to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

Net interest income on a tax-equivalent basis increased 8.1% or $329,000 to $4.4 million in 1998 as compared to $4.1 million in 1997. The increase is attributed primarily to the 4.2% or $3.9 million overall growth in average interest earning assets which generally earn at a higher rate than the rate paid on the corresponding growth in interest bearing liabilities. Average loans increased $5.2 million due primarily to continued residential real estate loan demand and was funded primarily by an increase of $4.2 million in average deposits and a $1.2 million increase in average stockholders' equity. HBI's emphasis on attracting new loans rather than investing in securities also positively impacted net interest income because of the higher yield earned on loans over that earned on investment securities.

The net interest spread increased one basis point from 3.73% in 1997 to 3.74% in 1998, while the net interest margin increased 17 basis points from 4.41% to 4.58%. The increase in the net interest margin is primarily due to the $3.2 million increase in funding of earning assets with non-interest bearing deposits and capital.

The following table sets forth for the years ended June 30, 1998 and 1997 the average balances of major categories of interest earning assets and interest bearing liabilities, interest income earned and interest expense paid during such periods and the related weighted average rates for HBI.

                AVERAGE BALANCE SHEETS AND AVERAGE INTEREST RATES
                                     TABLE 1

                             (Dollars in Thousands)

                                            --------------------1998-----------------    --------------------1997---------------
                                               Average                        Average      Average                        Average
                                               Balance        Interest         Rate        Balance         Interest        Rate
                                               -------        --------         ----        -------         --------        ----
Earnings assets:
   Investment securities
     Taxable                                $    13,581       $     816        6.01%     $    19,250      $   1,215        6.31%
     Tax-exempt (1)                               7,934             520        6.55            4,192            253        6.04
   Federal funds sold                             2,686             150        5.58            2,090            114        5.45
   Loans (2,3)                                   71,680           6,569        9.16           66,452          5,997        9.02
                                            -----------       ---------     -------      -----------      ---------     -------

     Total earning assets                   $    95,881       $   8,055        8.40%     $    91,984      $   7,579        8.24%
                                            ===========       =========     =======      ===========      =========     =======

   Allowance for loan losses                       (897)                                        (755)

Non-earning assets:
   Cash and due from banks                  $     2,314                                  $     2,261
   Premises and equipment                         1,143                                        1,167
   Other assets                                     649                                          621
                                            -----------                                  -----------

     Total assets                           $    99,090                                  $    95,278
                                            ===========                                  ===========

Interest bearing liabilities
   Transaction accounts                     $    15,754       $     416        2.64%     $    16,081      $     357        2.22%
   Savings accounts                               8,270             185        2.24            9,062            203        2.24
   Time deposits                                 51,402           2,890        5.62           48,071          2,678        5.57
   Repurchase agreements and other
     borrowed funds                               3,294             177        5.37            4,914            283        5.76
                                            -----------       ---------     -------      -----------      ---------     -------

   Total interest bearing liabilities       $    78,720       $   3,668        4.66%     $    78,128      $   3,521        4.51%
                                            ===========       =========     =======      ===========      =========     =======

Non-interest bearing liabilities
   Demand deposits                          $     9,578                                  $     7,583
   Other liabilities                                406                                          411
   Stockholders' equity                          10,386                                        9,156
                                            -----------                                  -----------

   Total liabilities and stockholders'
     equity                                 $    99,090                                  $    95,278
                                            ===========                                  ===========


Net interest income                                           $   4,387                                   $   4,058
                                                              =========                                   =========

Net interest spread                                                            3.74%                                       3.73%
                                                                            =======                                     =======

Net interest margin                                                            4.58%                                       4.41%
                                                                            =======                                     =======

(1) Income computed on a tax equivalent basis assuming a 34% federal income tax rate.

(2)  Includes loans on non-accrual status.

(3)  Also includes fee income.

The table below describes the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected HBI's interest income and expense during the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                     RATE/VOLUME VARIANCE ANALYSIS - TABLE 2
                             (Dollars in Thousands)

                                              1998 vs. 1997
                                            Increase (decrease)
                                             due to change in
                                Net Change   Volume      Rate
                                ----------   ------      ----
Interest income:
   Investment securities
     Taxable                      $(399)     $(358)     $ (41)
     Tax exempt                     267        226         41
   Federal funds sold                36         33          3
   Loans                            572        472        100
                                  -----      -----      -----
     Total interest income        $ 476      $ 373      $ 103
                                  =====      =====      =====

Interest expense:
   Transaction accounts           $  59      $  (7)     $  66
   Savings accounts                 (18)       (18)        --
   Time deposits                    212        186         26
   Repurchase agreements and
     other borrowed funds          (106)       (88)       (18)
                                  -----      -----      -----
       Total interest expense       147         73         74
                                  -----      -----      -----
   Net interest income            $ 329      $ 300      $  29
                                  =====      =====      =====

NONINTEREST INCOME. Noninterest income increased $92,000 in 1998 from $392,000 in 1997. The primary source of other income is service charge income on deposit products which decreased from $302,000 in 1997 to $295,000 in 1998. The overall increase in noninterest income is attributable to the increase in gains on the sale of investment securities which increased from $3,000 in 1997 to $94,000 in 1998.

NONINTEREST EXPENSE. Noninterest expenses increased from $2.1 million in 1997 to $2.4 million in 1998. The primary component of noninterest expense is salaries and employee benefits expense which increased $38,000 (3.3%) in 1998 to $1.2 million. The remainder of the increase is attributable to increased costs of occupancy and equipment, miscellaneous taxes, data processing, professional services, and various other expenses.

INCOME TAXES. The provision for income taxes decreased $51,000 in 1998 from $693,000 in 1997 to $642,000 in 1998. The decrease is primarily due to a $195,000 increase in interest income on tax-exempt securities reported in 1998. The effective tax rates for 1998 and 1997 were 28.5% and 32.2%, respectively.

FINANCIAL CONDITION

COMPARISON OF JUNE 30, 1998 TO JUNE 30, 1997

GENERAL. Total assets increased $7.1 million, (7.3%) from $97.0 million at June 30, 1997 to $104.1 million at June 30, 1998. Investment securities increased $6.5 million and net loans increased $1.0 million. The growth in total assets was primarily funded by a $6.2 million increase in total deposits.

LOANS. Loans represent HBI's largest earning asset and as of June 30, 1998 represented approximately 66% of total assets. During the year ended June 30, 1998, the average balance of net loans increased 7.9% to $71.7 million from $66.5 million during 1997. The majority of the increase was due to the increase in the residential real estate loan portfolio.

At December 31, 1998, the Bank had no concentrations of loans to borrowers of similar activities that exceeded 10% of total loans other than those categories already listed in the table below.

                             LOAN PORTFOLIO- TABLE 3
                             (Dollars in Thousands)

                               December 31,             June 30,             June 30,
                                  1998          %        1998          %       1997           %
                                  ----          -        ----          -       ----           -
Commercial and agricultural     $ 7,983        11.5%   $ 7,972        11.4%   $ 8,711        12.6%
Real estate                      53,431        76.9     54,733        78.4     52,587        76.4
Consumer and installment          8,104        11.6      7,118        10.2      7,557        11.0
                                -------       -----    -------       -----    -------       -----

   Total loans                  $69,518       100.0%   $69,823       100.0%   $68,855       100.0%
                                =======       =====    =======       =====    =======       =====


The table below illustrates HBI's rate sensitivities and repricing frequency for the commercial and agricultural loans as follows:

                      SELECTED LOAN DISTRIBUTION - TABLE 4
                             (Dollars in Thousands)

                             --------Six Months Ended December 31, 1998----------
                                                   (in thousands)
                             1 Year or Less  1 - 5 Years  After 5 years     Total
                             --------------  -----------  -------------     -----
Fixed rate maturities            $1,864        $1,417        $   81        $3,362

Adjustable rate repricing
   frequency                      4,621            --            --         4,621
                                 ------        ------        ------        ------

                                 $6,485        $1,417        $   81        $7,983
                                 ======        ======        ======        ======

ALLOWANCE AND PROVISION FOR LOAN LOSSES. The allowance for loan losses is regularly evaluated by management and maintained at a level believed to be adequate to absorb future loan losses in HBI's portfolios. Periodic provisions to the allowance are made as needed. The amount of the provision for loan losses necessary to maintain an adequate allowance is based upon an assessment of current economic conditions, analysis of periodic loan reviews, delinquency trends and ratios, changes in the mixture and levels of the various categories of loans, historical charge-offs, recoveries, and other information. Management believes that the allowance for loan losses is adequate. Although management believes it uses the best information available to make allowance provisions, future adjustments which could be material may be necessary if management's assumptions differ from the loan portfolio's actual future performance.

The allowance for loan losses increased $121,000 during 1998 to $956,000 at June 30, 1998. The increase is primarily attributable to the $120,000 increase in non-performing loans from June 30, 1997 to June 30, 1998. Net charge-offs for 1998 and 1997 were nominal compared to the loan portfolio and allowance for loan losses.

                    SUMMARY OF LOAN LOSS EXPERIENCE - TABLE 5
                             (Dollars in Thousands)

                                              Six Months
                                                 Ended
                                              December 31, Period Ended June 30,
                                                 1998        1998        1997
                                                 ----        ----        ----
Allowance for loan losses at
   beginning of year                             $ 956       $ 835      $ 696

Charge-offs:
   Commercial and agricultural                      37           2          4
   Real estate                                      --          --          6
   Consumer and installment                          8          12         29
                                                 -----       -----      -----

     Total                                          45          14         39

Recoveries:
   Commercial and agricultural                       1          11          9
   Real estate                                      --          --         --
   Installment                                       3           4         13
                                                 -----       -----      -----

     Total                                           4          15         22

Net (charge-offs) recoveries                       (41)          1        (17)
                                                 -----       -----      -----

Provision for loan losses                           60         120        156
                                                 -----       -----      -----

Allowance for loan losses end of period          $ 975       $ 956      $ 835
                                                 =====       =====      =====

Ratio of allowance to total net loans at the
   end of the period                              1.40%       1.37%      1.21%

The following table is management's allocation of the allowance for loan losses by loan type. The level of the allowance and allocation is based on management's assessment of economic conditions, past loss experience, loan volume, past due history and other factors. Since these factors are subject to change, the allocation is not necessarily predictive of future portfolio performance.

The allocation for the allowance for loan losses is an estimate of the portion of the allowance that will be used to cover future charge-offs in each major loan category, but it does not preclude any portion of the allowance allocated to one type of loan being used to absorb losses of another loan type.

             ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES AND PERCENT
                  OF LOANS BY CATEGORY TO TOTAL LOANS - TABLE 6
                             (Dollars in Thousands)

                             December 31,          June 30,            June 30,
                                1998          %     1998          %     1997          %
                                ----          -     ----          -     ----          -
Commercial and agricultural     $590        11.5%   $610        11.4%   $590        12.6%
Real estate                      178        76.9     148        78.4     136        76.4
Consumer and installment         207        11.6     198        10.2     109        11.0
                                ----       -----    ----       -----    ----       -----

   Total                        $975       100.0%   $956       100.0%   $835       100.0%
                                ====       =====    ====       =====    ====       =====

ASSET QUALITY. Loans are placed on non-accrual when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. When loans are placed on non-accrual status, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. These loans remain on non-accrual status until the borrower demonstrates the ability to remain current or the loan is deemed uncollectible and is charged-off. The following table provides information on non-performing assets.

                         NON-PERFORMING ASSETS - TABLE 7
                             (Dollars in Thousands)

                                        December 31, ---June 30,---
                                           1998      1998      1997
                                           ----      ----      ----
Loans on non-accrual status (1)            $  0      $  6      $  1
Loans past due 90 days or more              170       183        68
                                           ----      ----      ----

Total non-performing loans                  170       189        69

Other real estate owned                      --        --        --
                                           ----      ----      ----

   Total non-performing assets             $170      $189      $ 69
                                           ====      ====      ====

Percentage of non-performing assets to
   total loans                             0.24%     0.27%     0.10%

Percentage of non-performing assets to
   total assets                            0.15%     0.18%     0.07%


(1)The interest income that would have been earned and received on non-accrual loans was not material.

HBI defines impaired loans to be those commercial and agricultural loans that management believes is probable that all principal and interest amounts will not be collected according to the loan contract. Impaired loans totaled $189,000 and $69,000 at June 30, 1998 and 1997. The allowance related to these loans was $88,000 and $29,000, respectively.

INVESTMENT SECURITIES. The securities portfolio consists of debt and equity securities which provide HBI with a relatively stable source of income. Additionally, the investment portfolio provides a balance to interest rate and credit risks in other categories of the balance sheet. The securities portfolio is also used as a secondary source of liquidity. HBI has classified certain securities as held to maturity based on management's positive intent and ability to hold such securities to maturity. All other securities have been classified as available for sale. HBI's municipal securities provide tax-free income and are within management's guidelines with respect to credit risk and market risk. The municipal securities have been issued principally by Kentucky municipalities. The U. S. Treasury and Federal Agency securities and asset-backed securities provide a source of stable income and can be used as collateral to secure municipal deposits and repurchase agreements.

Excluding those holdings in the investment security portfolio of U.S. Treasury and U.S. agency securities, there were no investments in securities of any one issuer which exceeded 10% of stockholders' equity at December 31, 1998.

The following tables present the carrying values and maturity distribution of investment securities.
                         INVESTMENT PORTFOLIO - TABLE 8
                             (Dollars in Thousands)

                                       December 31,  ------June 30,-----
                                           1997        1998         1997
                                           ----        ----         ----
U. S. Treasury and Federal Agencies:
   Available for sale                    $ 5,045     $ 4,499     $ 4,075
   Held to maturity                           --          --       3,833

State and municipal obligations:
   Available for sale                     13,696      10,623       5,142
   Held to maturity                           70          75          83

Asset-backed securities:
   Available for sale                     12,324       7,762       5,689
   Held to maturity                        2,792       3,271         933

Total securities:
   Available for sale                     31,065      22,884      14,906
   Held to maturity                        2,862       3,346       4,849
                                         -------     -------     -------

     Total                               $33,927     $26,230     $19,755
                                         =======     =======     =======

                 MATURITY DISTRIBUTION OF SECURITIES - TABLE 9
                             (Dollars in Thousands)

                                         ------------------As of December 31, 1998-----------------
                                                        One          Five
                                           Year        Through      Through      Over
                                            or          Five          Ten        Ten
                                           Less         Years        Years       Years        Total
                                           ----         -----        -----       -----        -----
U. S. Treasury and Federal Agencies:
   Available for sale                    $ 2,520      $ 2,525      $    --      $    --      $ 5,045
   Held to maturity                           --           --           --           --           --

State and municipal obligations:
   Available for sale                      1,938        5,323        4,451        1,984       13,696
   Held to maturity                           --           --           70           --           70

Asset-backed securities:
   Available for sale                          0        1,510          724       10,090       12,324
   Held to maturity                           95        1,124          672          901        2,792
                                         -------      -------      -------      -------      -------

Total securities:
   Available for sale                      4,458        9,358        5,175       12,074       31,065
   Held to maturity                           95        1,124          742          901        2,862
                                         -------      -------      -------      -------      -------

     Total                               $ 4,553      $10,482      $ 5,917      $12,975      $33,927
                                         =======      =======      =======      =======      =======

Weighted average                            5.63%        5.83%        5.23%        5.63%        5.63%


DEPOSITS. Managing the mix and repricing of deposit liabilities is an important factor affecting HBI's ability to maximize its net interest margin. The strategies used to manage interest bearing deposit liabilities are designed to adjust as the interest rate environment changes. In this regard, management regularly assesses its funding needs, deposit pricing, and interest rate outlook.

Deposits increased $6.2 million or 7.6% from $82.2 million at June 30, 1997 to $88.4 at June 30, 1998. The increase was primarily due to growth in time deposits. Total deposits averaged $85.0 million in 1998 as compared to $80.8 million in 1997. Non-interest bearing deposits to total deposits averaged 11.3% in 1998 as compared to 9.4% in 1997.

The table below provides information on the maturities of time deposits of $100,000 or more at December 31, 1998:

             CERTIFICATES OF DEPOSIT OF $100,000 OR MORE - TABLE 10
                             (Dollars in Thousands)

                                               December 31,
                                                  1998
                                                  ----
          Maturing 3 months or less             $ 2,469
          Maturing over 3 through 6 months        5,565
          Maturing over 6 through 12 months       3,710
          Maturing over 12 months                 1,449
                                                -------

            Total                               $13,193
                                                =======

SHORT TERM BORROWINGS. HBI's short term borrowings consist of securities sold under agreements to repurchase. Short term borrowings decreased $1.3 million during 1998 to $1.8 million at June 30, 1998. Amounts outstanding under these agreements can fluctuate greatly depending on the cash needs of the Bank's customers. See Note 7 to the Consolidated Financial Statements for additional information on securities sold under agreements to repurchase.

OTHER BORROWED FUNDS. Other borrowed funds consist of advances from the Federal Home Loan Bank (FHLB). FHLB advances increased $895,000 during 1998 to $2.1 million at June 30, 1998. Substantially all of these advances require monthly principal and interest payments. Levels of other borrowed funds are routinely evaluated by management with consideration given to growth in the loan portfolio, liquidity needs, cost of retail deposits, market conditions, and other factors.

ASSET/LIABILITY MANAGEMENT.

Asset/liability management involves developing, implementing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact significant fluctuations in market interest rates have on earnings. The Asset/Liability Committee of the Bank is responsible for managing this process. Much of this committee's efforts are focused on minimizing the Bank's sensitivity to changes in interest rates. One method of gauging sensitivity is by a static gap analysis.

As seen in the following table as of December 31, 1998, HBI had a cumulative negative gap position of $5.0 million within the one year time frame. This position suggests that if market interest rates decrease in the next 12 months, HBI has the potential to earn more net interest income. A limitation of the traditional static gap analysis, however, is that it does not consider the timing or magnitude of noncontractual repricing. Although the static gap sensitivity varies from time frame to time frame, management has the ability to adjust rates on deposit accounts to achieve a neutral interest sensitivity position within the intermediate term.

                             GAP POSITION - TABLE 11
                             (Dollars in Thousands)


                                           Up to          4 to 12         1 to 5         After            Non-
                                          3 months        Months           Years        5 years         Sensitive          Total
                                          --------        ------           -----        -------         ---------          -----
ASSETS
Cash and due from banks                   $     70       $                $             $                $  2,718         $  2,788
Federal funds sold                           3,733                                                                           3,733
Investment securities                        2,076          4,412            9,423        18,547                            34,458
Loans                                       21,346         21,834           24,235         2,103             (975)          68,543
Other assets                                                                                                2,136            2,136
                                          --------       --------         --------      --------         --------         --------

   Total assets                           $ 27,225       $ 26,246         $ 33,658      $ 20,650         $  3,879         $111,658
                                          ========       ========         ========      ========         ========         ========



LIABILITIES
Noninterest bearing deposits              $              $                $             $                $ 10,179         $ 10,179
Interest bearing deposits                   25,215         31,622           29,353                                          86,190
Repurchase agreements                        1,282                                                                           1,282
FHLB advances                                   70            204              875           581                             1,730
Other liabilities and equity                                                                               12,277           12,277
                                          --------       --------         --------      --------         --------         --------

   Total liabilities and equity           $ 26,567       $ 31,826         $ 30,228      $    581         $ 22,456         $111,658
                                          ========       ========         ========      ========         ========         ========



GAP                                            658         (5,580)           3,430        20,069          (18,577)

Cumulative GAP                                 658         (4,922)          (1,492)       18,577

Cumulative as a percent of earning
   assets                                      .61%         (4.57%)          (1.39%)       17.25%

LIQUIDITY.

Liquidity is generally defined as the ability to meet cash flow requirements. HBI manages liquidity at two levels, the parent company and its subsidiary, Hebron Deposit Bank. HBI's primary cash requirement is to pay dividends to its shareholders and its primary source of funds is dividends received from the Bank.

The Bank's primary liquidity consideration is to meet the cash flow needs of its customers, such as borrowings and deposit withdrawals. To meet cash flow requirements, sufficient sources of liquid funds must be available. These sources include short-term investments, repayments and maturities of loans and securities, growth in deposits and other liabilities, and profits. At December 31, 1998, the Bank had $6.5 million in cash and due from banks and federal funds sold. Also, as shown in Table 9, approximately $4.6 million of investment securities were scheduled to mature within one year. Principal reductions received on loans also provide a continual stream of cash flows. Another source of liquid funds is net cash provided from operating activities, which provided $1.5 million in the year ended June 30, 1998. Also, the Bank has established federal funds lines of credit with its correspondent banks which allow the Bank to borrow up to $2.5 million. Finally, the Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB). Based on the Bank's December 31, 1998 stock ownership, an additional $8.7 million borrowing capacity is available with the FHLB.

CAPITAL RESOURCES.

Management believes that a strong capital position is paramount to its continued profitability and continued depositor and shareholder confidence. It also provides HBI with flexibility to take advantage of growth opportunities and to accommodate larger commercial loan customers. Regulators have established "risk based" capital guidelines for banks and bank holding companies. Under the guidelines, minimum capital levels are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. Management monitors its capital levels to comply with regulatory requirements. In order to be considered "well capitalized" by the FDIC, financial institutions must maintain a leverage ratio in excess of 5% and a total risk based capital ratio in excess of 10%. As depicted in Note 14 to the consolidated financial statements, HBI and the Bank's capital ratios are in excess of regulatory standards for classification as "well capitalized". Being considered "well capitalized" is one condition for assessing the federal deposit insurance premiums at the lowest available rate.

IMPACT OF INFLATION.

The consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of HBI operations. Nearly all the assets and liabilities of HBI are financial. As a result, performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. HBI's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on performance. Changes in interest rates do not necessarily move to the same extent as do changes in the prices of goods and services.

YEAR 2000.

Management has assessed the operational and financial implications of its Year 2000 needs and developed a plan to ensure that data processing systems can properly handle the change. Management has determined that if a business interruption as a result of the Year 2000 issue occurred, such an interruption could be material. The primary effort required to prevent a potential business interruption is the installation of the most current software release of the Bank's core system as provided by the Bank's third party processor. The third party processor has stated that Year 2000 remediation and testing efforts have been successfully completed. In further assurance of this, the Bank has completed seven testing dates in July and August 1998, the results of which were warranted by the third party processor and the results were signed off and acknowledged by the Bank's employees and a third party advisor. Non-compliant hardware is being replaced through routine hardware upgrades. Non-compliant software is in the remediation stage and will be scheduled for re-testing before March 31, 1999. Should mission critical system readiness not be achieved by March 31, 1999, the Bank intends to seek alternative solutions from other vendors. Non-mission critical systems, including systems other than data processing with embedded technology, has been evaluated and is included in a remediation schedule according to priority. Management projects the cost of Year 2000 readiness will be in the range of $25,000 to $50,000 which will be expensed as incurred. Year 2000 expenses are subject to change and could vary from current estimates if the final requirements for Year 2000 readiness exceed management's expectations.

                       HEBRON BANCORP, INC. and Subsidiary
                                Hebron, Kentucky























--------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hebron Bancorp, Inc.
Hebron, Kentucky


We have audited the consolidated balance sheet of Hebron Bancorp, Inc. and Subsidiary, Hebron, Kentucky as of June 30, 1998 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hebron Bancorp, Inc. and Subsidiary as of June 30, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.




                                         Crowe, Chizek and Company LLP

Lexington, Kentucky
December 31, 1998

--------------------------------------------------------------------------------

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                                             December 31        -----------------June 30------------
                                                                1998                   1998                  1997
                                                                ----                   ----                  ----
                                                             (unaudited)                                 (unaudited)
ASSETS
Cash and due from banks                                     $   2,788,285         $   2,432,522         $   3,070,017
Federal funds sold                                              3,733,000             3,922,000             3,676,000
                                                            -------------         -------------         -------------
   Total cash and cash equivalents                              6,521,285             6,354,522             6,746,017
Investment securities
   Available for sale                                          31,065,080            22,884,170            14,905,541
   Held to maturity (fair value $2,945,397,
     $3,426,437 and $4,922,968, respectively)                   2,862,359             3,345,796             4,848,944
Loans                                                          70,193,609            70,570,676            69,677,165
Unearned income                                                  (675,885)             (746,884)             (822,106)
Allowance for loan losses                                        (974,563)             (956,185)             (835,330)
                                                            -------------         -------------         -------------
   Net loans                                                   68,543,161            68,867,607            68,019,729
Bank premises and equipment, net                                1,127,091             1,162,659             1,140,349
Accrued interest receivable                                       700,857               670,825               623,435
Federal Home Loan Bank stock                                      530,500               493,500               459,400
Other assets                                                      307,937               291,212               277,193
                                                            -------------         -------------         -------------

TOTAL ASSETS                                                $ 111,658,270         $ 104,070,291         $  97,020,608
                                                            =============         =============         =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Noninterest bearing                                      $  10,178,569         $   9,560,475         $   8,145,406
   Time deposits, $100,000 and over                            13,192,828            13,801,107            12,933,937
   Other interest bearing                                      72,998,015            65,003,377            61,074,716
                                                            -------------         -------------         -------------
     Total deposits                                            96,369,412            88,364,959            82,154,059
Securities sold under agreements to repurchase                  1,281,615             1,772,476             3,063,128
Advances from Federal Home Loan Bank                            1,730,014             2,056,853             1,161,520
Accrued interest payable                                          404,379               427,984               467,069
Other liabilities                                                  73,919                85,778               204,598
                                                            -------------         -------------         -------------
   Total liabilities                                           99,859,339            92,708,050            87,050,374

Minority interest                                                      --               283,927               249,092

STOCKHOLDERS' EQUITY
   Capital stock, 120,000 shares authorized, 60,000,
     58,500 and 58,500 issued and outstanding                     120,000               117,000               117,000
   Surplus                                                      3,104,451             2,808,000             2,808,000
   Retained earnings                                            8,382,771             8,099,137             6,822,361
   Net unrealized gain (loss) on investment
     securities, net of tax                                       191,709                54,177               (26,219)
                                                            -------------         -------------         -------------
       Total stockholders' equity                              11,798,931            11,078,314             9,721,142
                                                            -------------         -------------         -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 111,658,270         $ 104,070,291         $  97,020,608
                                                            =============         =============         =============

                                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                       Six Months Ended                                  Year Ended
                                               --------December 31----------        --------------------June 30--------------------
                                                   1998              1997              1998               1997              1996
                                                   ----              ----              ----               ----              ----
                                                (unaudited)       (unaudited)                          (unaudited)       (unaudited)
Interest income                                  $3,108,543        $3,334,010        $6,568,935        $5,996,580        $5,562,084
   Loans, including fees
   Investment securities -
     Taxable                                        504,469           424,915           780,905         1,183,604         1,144,814
     Tax-exempt                                     245,427           171,396           380,876           185,453           191,319
   Federal funds sold                               112,721            56,881           149,938           114,500           155,515
   Other interest income                             30,423            17,470            35,285            31,241            10,626
                                                 ----------        ----------        ----------        ----------        ----------
     Total interest income                        4,001,583         4,004,672         7,915,939         7,511,378         7,064,358

Interest expense
   Deposits                                       1,970,924         1,709,658         3,491,002         3,238,337         3,386,527
   Other borrowings                                 100,019            93,548           177,388           283,045           186,426
                                                 ----------        ----------        ----------        ----------        ----------
     Total interest expense                       2,070,943         1,803,206         3,668,390         3,521,382         3,572,953

Net interest income                               1,930,640         2,201,466         4,247,549         3,989,996         3,491,405
Provision for loan losses                            60,000            60,000           120,000           156,474           288,492
                                                 ----------        ----------        ----------        ----------        ----------

Net interest income after provision
   for loan losses                                1,870,640         2,141,466         4,127,549         3,833,522         3,202,913

Non-interest income
   Service charges                                  161,003           149,957           294,750           302,167           345,901
   Investment securities gains (losses), net         57,341            14,517            94,445             2,546             8,252
   Other                                             55,010            47,597            94,694            87,516            54,421
                                                 ----------        ----------        ----------        ----------        ----------
                                                    273,354           212,071           483,889           392,229           408,574
Non-interest expenses
   Salaries and employee benefits                   577,913           589,057         1,187,856         1,149,865         1,070,423
   Occupancy and equipment expenses                 145,915           126,548           219,751           217,189           229,735
   Data processing expense                          109,345           107,013           219,011           195,886           158,870
   Marketing expense                                 16,894            10,074            35,255            29,919            28,312
   Other expenses                                   433,004           417,665           698,439           479,840           517,987
                                                 ----------        ----------        ----------        ----------        ----------
                                                  1,283,071         1,250,357         2,360,312         2,072,699         2,005,327

Income before income taxes                          860,923         1,103,180         2,251,126         2,153,052         1,606,160
Provision for income taxes                          230,210           319,399           641,575           692,548           454,272
                                                 ----------        ----------        ----------        ----------        ----------

Income before minority interest                     630,713           783,781         1,609,551         1,460,504         1,151,888

Minority interest in income                          17,079            19,624            40,275            36,554            28,873
                                                 ----------        ----------        ----------        ----------        ----------
NET INCOME                                       $  613,634        $  764,157        $1,569,276        $1,423,950        $1,123,015
                                                 ==========        ==========        ==========        ==========        ==========

Earnings per common share - basic                $    10.48        $    13.06        $    26.83        $    24.34        $    19.20
Earnings per common share - diluted              $    10.48        $    13.06        $    26.83        $    24.34        $    19.20

                                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                        Six Months Ended                            Year Ended
                                                 ----------December 31--------      -------------------June 30-------------------
                                                     1998             1997             1998             1997             1996
                                                     ----             ----             ----             ----             ----
                                                  (unaudited)      (unaudited)                      (unaudited)     (unaudited)
Net income                                        $   613,634      $   764,157      $ 1,569,276      $ 1,423,950      $ 1,123,015

Other comprehensive income (loss) net of tax:
   Unrealized gains (losses) on securities
     arising during the period                        175,384          139,767          142,730          416,793         (438,604)
   Reclassification of realized amount                (37,852)          (9,581)         (62,334)          (1,680)          (5,446)
                                                  -----------      -----------      -----------      -----------      -----------
   Net change in unrealized gain (loss)
     on securities                                    137,532          130,186           80,396          415,113         (444,050)
                                                  -----------      -----------      -----------      -----------      -----------

Comprehensive income                              $   751,166      $   894,343      $ 1,649,672      $ 1,839,063      $   678,965
                                                  ===========      ===========      ===========      ===========      ===========


                                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                                                         Net
                                                                                                      Unrealized
                                                                                                      Gain (Loss)
                                                                                                     on Securities
                                                    Common                           Retained          Available
                                                     Stock           Surplus         Earnings           for Sale           Total
                                                     -----           -------         --------           --------           -----
Balances, July 1, 1995 (unaudited)               $    117,000     $  2,808,000     $  4,655,646      $      2,718      $  7,583,364

Net change in unrealized losses on
  securities available for sale (unaudited)                --               --               --          (444,050)         (444,050)

Net income (unaudited)                                     --               --        1,123,015                --         1,123,015

Dividends paid ($2.50 per share)
  (unaudited)                                              --               --         (146,250)               --          (146,250)
                                                 ------------     ------------     ------------      ------------      ------------

Balances, June 30, 1996 (unaudited)                   117,000        2,808,000        5,632,411          (441,332)        8,116,079

Net change in unrealized losses on
  securities available for sale (unaudited)                --               --               --           415,113           415,113

Net income (unaudited)                                     --               --        1,423,950                --         1,423,950

Dividends paid ($4.00 per share)
  (unaudited)                                              --               --         (234,000)               --          (234,000)
                                                 ------------     ------------     ------------      ------------      ------------

Balances, June 30, 1997 (unaudited)                   117,000        2,808,000        6,822,361           (26,219)        9,721,142

Net change in unrealized gains on
  securities available for sale                            --               --               --            80,396            80,396

Net income                                                 --               --        1,569,276                --         1,569,276

Dividends paid ($5.00 per share)                           --               --         (292,500)               --          (292,500)
                                                 ------------     ------------     ------------      ------------      ------------

Balances, June 30, 1998                               117,000        2,808,000        8,099,137            54,177        11,078,314

Net change in unrealized gains on
  securities available for sale (unaudited)                --               --               --           137,532           137,532

Issuance of common stock in exchange for
  minority interest shares                              3,000          296,451               --                --           299,451

Net income (unaudited)                                     --               --          613,634                --           613,634

Dividends paid ($5.50 per share)                           --               --         (330,000)               --          (330,000)
                                                 ------------     ------------     ------------      ------------      ------------

BALANCES, DECEMBER 31, 1998
(UNAUDITED)                                      $    120,000     $  3,104,451     $  8,382,771      $    191,709      $ 11,798,931
                                                 ============     ============     ============      ============      ============


--------------------------------------------------------------------------------

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                      Six Months Ended                               Year Ended
                                                 --------December 31------        --------------------June 30--------------------
                                                    1998           1997               1998            1997                1996
                                                    ----           ----               ----            ----                ----
                                                 (unaudited)    (unaudited)                        (unaudited)        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                    $    613,634      $    764,157   $  1,569,276      $  1,423,950      $  1,123,015
  Adjustments to reconcile net income to
   net cash from operating activities
    Depreciation                                      61,425            56,765         91,118            88,387            85,493
    Minority interests in net income of
     consolidated subsidiaries                        17,079            19,624         40,275            36,554            28,873
    Amortization, net                                 72,170            49,606         92,577            35,705            93,437
    Provision for loan losses                         60,000            60,000        120,000           156,474           288,492
    Deferred income taxes                               (128)          (23,331)       (44,358)          (36,947)          (42,094)
    FHLB stock dividends                             (37,000)          (26,800)       (34,100)          (30,500)          (27,400)
    Investment securities gains, net                 (57,351)          (14,517)       (94,445)           (2,546)           (8,252)
    Changes in:
     Interest receivable                             (30,032)          (26,180)       (47,390)          114,854          (209,851)
     Other assets                                     11,519             3,411        (12,139)           17,675           (21,290)
     Interest payable                                (23,605)          (13,716)       (39,085)          (59,496)          120,327
     Other liabilities                                 9,252           (53,817)       (79,745)           47,645             7,945
     Income taxes refundable/payable                (119,361)          (67,281)       (39,075)           49,496            26,981
                                                ------------      ------------   ------------      ------------      ------------
      NET CASH FROM OPERATING ACTIVITIES             577,602           727,921      1,522,909         1,841,251         1,465,676

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of securities available for sale     (13,100,019)       (5,603,397)   (20,262,929)       (5,461,946)      (14,890,975)
  Proceeds from sales of securities available
   for sale                                        2,880,467         2,689,220      5,431,598         8,585,799           855,512
  Proceeds from maturities and calls of
   securities available for sale                   1,275,000         1,075,000      3,985,000         1,365,000         2,310,000
  Principal payments from securities
   available for sale                                974,885           603,700      3,073,091         1,697,238         1,520,168
  Principal payments from securities held
   to maturity                                       463,486           643,879      1,424,561         1,010,158           932,777
  Purchases of investment securities held
   to maturity                                            --                --             --                --        (1,020,000)
  Proceeds from maturities and calls of
   securities held to maturity                            --                --             --                --         2,180,000
  Purchases of FHLB stock                                 --                --             --                --           (13,600)
  Proceeds from sale of real estate acquired
   through foreclosure                                    --                --             --            49,000                --
  Net change in loans                                264,446        (5,084,356)      (967,878)       (4,846,645)       (3,289,174)
  Purchases of premises and equipment                (25,857)          (36,403)      (113,428)          (41,245)          (40,670)
                                                ------------      ------------   ------------      ------------      ------------
   NET CASH FROM INVESTING ACTIVITIES             (7,267,592)       (5,712,357)    (7,429,985)        2,357,359       (11,455,962)

                                                                     (continued)
--------------------------------------------------------------------------------

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                      Six Months Ended                              Year Ended
                                                 --------December 31------    ------------------------June 30----------------------
                                                    1998           1997              1998              1997            1996
                                                    ----           ----              ----              ----            ----
                                                 (unaudited)    (unaudited)                         (unaudited)     (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposits                         8,004,453        1,677,855        6,210,900         (911,129)       8,966,447
  Advances from Federal Home Loan Bank                  --               --          973,000               --               --
  Repayment of Federal Home Loan Bank
   advances                                       (326,839)         (35,001)         (77,667)         (64,763)         (69,050)
  Repayment of debt                                     --               --               --               --          (12,000)
  Net change in agreements to repurchase
   securities                                     (490,861)      (1,130,225)      (1,290,652)       2,313,328       (1,272,149)
  Net change in federal funds purchased                 --        1,044,000               --       (1,300,000)       1,300,000
  Dividends paid                                  (330,000)        (292,500)        (292,500)        (234,000)        (146,250)
  Dividends paid to minority interests                  --           (7,500)          (7,500)          (6,000)          (3,750)
                                               -----------      -----------      -----------      -----------      -----------
   NET CASH FROM FINANCING ACTIVITIES            6,856,753        1,256,629        5,515,581         (202,564)       8,763,248

Net change in cash and cash equivalents            166,763       (3,727,807)        (391,495)       3,996,046       (1,227,038)

Cash and cash equivalents at beginning
  of period                                      6,354,522        6,746,017        6,746,017        2,749,971        3,977,009
                                               -----------      -----------      -----------      -----------      -----------

Cash and cash equivalents at end of period     $ 6,521,285      $ 3,018,210      $ 6,354,522      $ 6,746,017      $ 2,749,971

Supplemental disclosures of cash flow
  information
   Cash paid during the period for
    Interest                                   $ 2,094,548      $ 1,816,922      $ 3,707,475      $ 3,580,878      $ 3,452,626
    Income taxes                                   353,000          410,000          725,000          680,000          470,000

Supplemental schedule of non-cash
  investing activities
   Non-cash transfer from securities
    held to maturity to securities
    available for sale                                  --               --               --               --        6,739,223

  Change in unrealized gain (loss)
   on securities available for sale, net           137,532          130,186           80,396          415,113         (444,050)

  Loans transferred to real estate
   acquired through foreclosure                         --               --               --               --           49,000

  Common stock issued for minority
    Interest shares                                299,451               --               --               --               --


                                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Hebron Bancorp, Inc. (the Company) and its majority-owned subsidiary, Hebron Deposit Bank, Hebron, Kentucky (the Bank). All material intercompany transactions and balances have been eliminated.

Nature of Business: The Bank operates under a state bank charter, and provides full banking services. As a state bank, the Bank is subject to regulation by the Kentucky Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Bank.

Estimates in the Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities: The Bank classifies its investment securities into three categories: trading, available for sale and held to maturity. The Bank has classified certain municipal securities and asset-backed agency securities as held to maturity based on management's positive intent and ability to hold such securities to maturity. All remaining investment securities are classified as available for sale. The Company has no investments classified as trading.

Investment securities available for sale are carried at fair value. Adjustments from amortized cost to fair value are recorded in stockholders' equity, net of related income tax, under unrealized gain (loss) on investment securities. The adjustment is computed on the difference between fair value and cost adjusted for amortization of premiums and accretion of discounts which are recorded as adjustments to interest income using the constant yield method.

Investment securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recorded as adjustments to interest income using the constant yield method.


--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans are stated at the amount of unpaid principal, reduced by unearned interest and an allowance for loan losses. Unearned interest is recognized as income over the terms of the loans by a method which approximates the constant yield method. Interest income on other loans is recognized on the accrual basis except for those loans on a nonaccrual of income status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality and review of specific problem loans. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.

The allowance for loan losses on impaired loans is determined using the present value of estimated future cash flows of the loan discounted at the loan's interest rate, or the fair value of the underlying collateral. A loan is considered to be impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract.

Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on the straight-line and declining-balance methods.

Securities Sold Under Agreements to Repurchase: Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. The securities underlying the agreements are maintained in a third-party custodian's account under a written custodial agreement which explicitly recognizes the Company's interest in the securities.

Income Taxes: Deferred income taxes are reported for temporary differences between items of income or expense reported for financial statement purposes and those reported for income tax purposes using the liability method. Under the liability method, deferred income taxes are based on the change from the beginning of the year in the deferred tax liability or asset established for the expected future tax consequences of differences in the financial reporting and tax bases of assets and liabilities. The differences relate principally to unrealized gains and losses on investment securities, FHLB stock and the allowance for loan losses.

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Per Share Information: During the year ended June 30, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", under which basic and diluted earnings per share are computed. Basic and diluted earnings per share are based on net income divided by the weighted average number of shares outstanding (58,500 shares) during the period. There were no dilutive items outstanding during the period. All prior earnings per share are reported under SFAS No. 128.

Effect of New Accounting Standards: In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which requires that all items that are components of comprehensive income (defined as "the change in equity (net of assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners"), be reported in the financial statements. The new guidance is effective for fiscal years beginning after December 15, 1997 and requires reclassification of prior periods presented. All information for all periods has been presented under this new standard.

Recent Accounting Pronouncements: In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This new standard requires companies to record all derivatives at fair value. Depending on the use of the derivative and whether it qualifies for hedge accounting, gains or losses resulting from changes in the values of those derivatives would either be recorded as a component of net income or as a change in stockholders' equity. The Company is required to adopt this new standard July 1, 1999. Management has not yet determined the impact of this standard.

Unaudited Financial Statements: Financial information at June 30, 1997 and December 31, 1998, and for the six months ended December 31, 1998 and 1997, and for the years ended June 30, 1997 and 1996 is unaudited. In the opinion of management of the Company, all adjustments necessary for a fair presentation of such financial information have been included. All such adjustments are of a normal recurring nature. The statements of income, cash flows and stockholders' equity for the six months ended December 31, 1998 are not necessarily indicative of the results which may be expected for the year ending June 30, 1999.

NOTE  2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

Included in cash and due from banks are certain non-interest bearing deposits that are held at the Federal Reserve or maintained in vault cash in accordance with average balance requirements specified by the Federal Reserve Board of Governors. The average balance requirement was $386,000 at June 30, 1998.

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  3 - INVESTMENT SECURITIES

Amortized cost and fair value of investment securities, by category, at June 30, 1998 are as follows:

                                            Amortized      Unrealized      Unrealized          Fair
                                              Cost            Gains          Losses           Value
                                              ----            -----          ------           -----
Available for sale
  U. S. Treasury securities               $ 4,504,577     $       299     $    (6,126)     $ 4,498,750
  Obligations of states and political
     subdivisions                          10,495,460         134,913          (6,842)      10,623,531
  Asset-backed securities                   7,799,942           4,878         (42,931)       7,761,889
                                          -----------     -----------     -----------      -----------

     Total available for sale             $22,799,979     $   140,090     $   (55,899)     $22,884,170
                                          ===========     ===========     ===========      ===========

Held to maturity
  Obligations of states and political
    subdivisions                          $    74,879     $        --     $        --      $    74,879
  Asset-backed securities                   3,270,917          86,129          (5,488)       3,351,558
                                          -----------     -----------     -----------      -----------

     Total held to maturity               $ 3,345,796     $    86,129     $    (5,488)     $ 3,426,437
                                          ===========     ===========     ===========      ===========

Amortized cost and fair value of investment securities, by category, at June 30, 1997 are as follows (unaudited):

                                            Amortized      Unrealized      Unrealized          Fair
                                              Cost            Gains          Losses           Value
                                              ----            -----          ------           -----
Available for sale
  U. S. Treasury securities               $ 2,496,886     $       735     $      (746)     $ 2,496,875
  Obligations of states and political
     subdivisions                           5,047,762          96,577          (2,260)       5,142,079
  Asset-backed securities                   7,401,636          13,115        (148,164)       7,266,587
                                          -----------     -----------     -----------      -----------

     Total available for sale             $14,946,284     $   110,427     $  (151,170)     $14,905,541
                                          ===========     ===========     ===========      ===========

Held to maturity
  Obligations of states and political
    subdivisions                          $    83,351     $        --     $        --      $    83,351
  Asset-backed securities                   4,765,593         105,669         (31,645)       4,839,617
                                          -----------     -----------     -----------      -----------

     Total held to maturity               $ 4,848,944     $   105,669     $   (31,645)     $ 4,922,968
                                          ===========     ===========     ===========      ===========



--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  3 - INVESTMENT SECURITIES (Continued)

The amortized cost and fair values of investment securities at June 30, 1998, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Amortized          Fair
                                                  Cost            Value
                                                  ----            -----
Available for sale
   Due in one year or less                    $ 1,616,166     $ 1,619,291
   Due after one year through five years        6,377,395       6,395,563
   Due after five years through ten years       4,904,663       4,967,198
   Due after ten years                          2,101,813       2,140,229
   Asset-backed securities                      7,799,942       7,761,889
                                              -----------     -----------

     Total available for sale                 $22,799,979     $22,884,170
                                              ===========     ===========

Held to maturity
   Due after ten years                        $    74,879     $    74,879
   Asset-backed securities                      3,270,917       3,351,558
                                              -----------     -----------

     Total held to maturity                   $ 3,345,796     $ 3,426,437
                                              ===========     ===========

     Proceeds from sales of investment securities during the years ended June 30, 1998, 1997 and 1996 were $5,431,598, $8,585,799 and $855,512, respectively. Gross gains of $94,883, $10,833 and $8,252 and gross losses of $438, $8,287 and $0 were realized on those sales. Proceeds from maturities and calls of investment securities during the years ended June 30, 1998, 1997 and 1996 were $3,985,000, $1,365,000 and $4,490,000, respectively. There were no gains or losses realized on those calls and maturities.


Investment securities with an amortized cost of approximately $5,185,000 at June 30, 1998 were pledged to secure public deposits.

NOTE  4 - LOANS

Loans at June 30 are summarized as follows:

                                    1998            1997
                                    ----            ----
                                                (unaudited)
Commercial and agricultural     $ 7,972,342     $ 8,711,123
Real estate                      54,732,921      52,587,147
Consumer and installment          7,865,413       8,378,895
                                -----------     -----------
                                $70,570,676     $69,677,165
                                ===========     ===========

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  4 - LOANS (Continued)

Loans to directors, executive officers, principal stockholders and their related interests were approximately $1,188,000 at June 30, 1998. Such loans were made in the ordinary course of business at the Bank's normal credit terms and interest rates, and, in management's opinion, do not represent more than a normal risk of collection. An analysis of the activity for the year ended June 30, 1998 with respect to these loans is as follows:

Balance, June 30, 1997                                        $ 1,264,000
Additions, including loans now meeting
   disclosure requirements                                        145,000
Amounts collected, including loans no longer
   meeting disclosure requirements                               (221,000)
                                                              -----------
Balance, June 30, 1998                                        $ 1,188,000
                                                              ===========

Changes in the allowance for loan losses were as follows:

                               ------------Years Ended June 30----------
                                   1998          1997           1996
                                   ----          ----           ----
                                             (unaudited)     (unaudited)
Balance, beginning of year     $ 835,330      $ 696,000      $ 556,095
Loans charged off                (14,656)       (39,000)      (163,000)
Recoveries                        15,511         21,856         14,413
Provision for loan losses        120,000        156,474        288,492
                               ---------      ---------      ---------

Balance, end of year           $ 956,185      $ 835,330      $ 696,000
                               =========      =========      =========

The Company's recorded investment in impaired loans was approximately $189,000 and $69,000 at June 30, 1998 and 1997, respectively, as measured using the value of the underlying collateral. The total allowance for credit losses related to those loans was approximately $88,000 and $29,000. The average recorded investment of impaired loans was approximately $108,000, $46,000 and $139,000 for the years ended June 30, 1998, 1997 and 1996. Interest income recognized on impaired loans totaled approximately $11,000, $0 and $0 for the years ended June 30, 1998, 1997 and 1996, respectively, which represented actual cash payments received on impaired loans.

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  5 - BANK PREMISES AND EQUIPMENT

Bank premises and equipment at June 30 are summarized as follows:

                                       1998           1997
                                       ----           ----
                                                  (unaudited)
Land and bank building             $1,481,217     $1,480,862
Furniture and equipment               726,402        644,560
Bank vehicles                          38,085         20,896
                                   ----------     ----------
                                    2,245,704      2,146,318
Less: Accumulated depreciation      1,083,045      1,005,969
                                   ----------     ----------

                                   $1,162,659     $1,140,349
                                   ==========     ==========

Depreciation expense was $91,118, $88,387 and $85,493 for the years ended June 30, 1998, 1997 and 1996, respectively.

NOTE  6 - INCOME TAXES

The components of the provision for income taxes are as follows:

                      ------------Years Ended June 30-----------
                          1998          1997           1996
                          ----          ----           ----
                                     (unaudited)    (unaudited)
Currently payable     $ 685,933      $ 729,495      $ 496,366
Deferred                (44,358)       (36,947)       (42,094)
                      ---------      ---------      ---------

                      $ 641,575      $ 692,548      $ 454,272
                      =========      =========      =========

The Bank's deferred tax assets and liabilities at June 30 are shown below. No valuation allowance for the realization of deferred tax assets is considered necessary.

                                                   1998         1997
                                                   ----         ----
Deferred tax assets
   Allowance for loan losses                    $280,677     $239,586
   Unrealized loss on investment securities           --       13,507
   Other                                          18,261        2,964
                                                --------     --------
     Total deferred tax assets                   298,938      256,057
                                                --------     --------

Deferred tax liabilities
   Federal Home Loan Bank dividends               49,300       36,924
   Unrealized gain on investment securities       28,625           --
                                                --------     --------
     Total deferred tax liabilities               77,925       36,924
                                                --------     --------
       Net deferred tax asset                   $221,013     $219,133
                                                ========     ========

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  6 - INCOME TAXES (Continued)

An analysis of the differences between the effective tax rates and the statutory
U. S. federal income tax rate is as follows:

                                                  ---------------------------Years Ended June 30,--------------------------
                                                          1998                     1997                       1996
                                                          ----                     ----                       ----
                                                                                 (unaudited)                (unaudited)
U. S. federal income tax rate                  $ 765,383         34.0%    $ 732,038         34.0%    $ 546,094         34.0%

Changes from the statutory rate:
   Tax-exempt investment income                 (132,898)        (5.8)      (68,834)        (3.2)      (72,192)        (4.5)

   Non-deductible interest expense related
     to carrying tax-exempt investments           20,720          0.9        10,089          0.5        10,248          0.7

   Other                                         (11,630)        (0.6)       19,255          0.9       (29,878)        (1.9)
                                               ---------         ----     ---------         ----     ---------         ----

                                               $ 641,575         28.5%    $ 692,548         32.2%    $ 454,272         28.3%
                                               =========         ====     =========         ====     =========         ====

NOTE  7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase generally mature within one to ninety days from the transaction date. Information concerning maturities sold under agreements to repurchase at June 30 is summarized as follows:

                                                 1998             1997
                                                              (unaudited)

Year-end balance                              $1,772,476      $3,063,128
Average balance during the year               $2,026,603       3,559,941
Average interest rate during the year               4.42%           5.39%
Maximum month-end balance during the year     $2,324,609      $4,100,000

U. S. Treasury and agency securities underlying the agreements are as follows:

                            1998            1997
                                       (unaudited)
Carrying value           $2,706,000     $3,100,000

Estimated fair value     $2,683,000     $3,085,000

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  8 - ADVANCES FROM FEDERAL HOME LOAN BANK

Borrowings from the Federal Home Loan Bank at June 30, 1998 and 1997 totaled $2,056,853 and $1,161,520, respectively, and consist of advances with interest rates ranging from 5.85% to 7.40% maturing at various dates in the years 2007 through 2013. Scheduled principal repayments at June 30, 1998 and 1997 are as follows:

                                                       1998           1997
                                                                    (unaudited)
July 1, 1998 - June 30, 1999                     $     316,873    $       77,352
July 1, 1999 - June 30, 2000                           266,701            76,580
July 1, 2000 - June 30, 2001                           223,836            81,909
July 1, 2001 - June 30, 2002                           201,921            87,608
July 1, 2002 - June 30, 2003                           182,389            93,706
Thereafter                                             865,133           744,365
                                                  ------------    --------------
                                                 $   2,056,853    $    1,161,520

The advances are collateralized by Federal Home Loan Bank stock and first mortgage loans amounting to at least 150% of outstanding borrowings at June 30, 1998.

NOTE  9 - LIMITATION ON BANK DIVIDENDS

Banking regulations limit the amount of bank dividends that may be paid without regulatory approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, as defined, combined with the retained net profits of the preceding two years. As of June 30, 1998, approximately $3,230,000 of the Bank's retained earnings were free of such restrictions.

NOTE  10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commitments to extend credit in the form of unused lines of credit. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At June 30, 1998 and 1997, the Bank had the following financial instruments whose contract amounts represent credit risk:

                                    1998            1997
                                                 (unaudited)
Standby letters of credit        $       --     $    8,000
Commitments to extend credit     $2,933,000     $5,773,000


--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

Standby letters of credit represent conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing these letters of credit is essentially the same as the risk involved in extending loans to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. Collateral held varies but includes primarily real estate, equipment, and time deposits.

NOTE  11 - CONCENTRATION OF CREDIT RISK

The majority of the Bank's business activity is with customers located within Boone County, Kentucky and adjoining counties. Manufacturing and service industries are prominent in the area. Although the Bank has a diverse loan portfolio, a substantial portion of its debtors' ability to perform on their contracts is somewhat dependent on the local economy.

NOTE  12 - PROFIT SHARING PLAN AND 401(k) PLAN

The Bank has a profit sharing plan covering all eligible employees. Contributions to the plan are discretionary, determined each year by the Board of Directors. During 1998, the Bank contributed 3% of each eligible employee's compensation to the plan. Profit sharing expense recorded during the years ended June 30, 1998, 1997 and 1996 amounted to $27,732, $30,600 and $20,305, respectively.

The Bank also has a 401(k) plan covering all eligible employees. Employer matching contributions are discretionary, determined each year by the Board of Directors. Matching contributions, based on 50% of employee contributions on the first 6% contributed, totaled $20,868, $19,316 and $0 for the years ended June 30, 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  13 - DEPOSITS

At June 30, 1998, the scheduled maturities of time deposits are as follows:

         1998                                     $  15,837,092
         1999                                        19,568,261
         2000                                        10,768,667
         2001                                         6,097,459
         2002 and thereafter                            437,597
                                                  -------------

                                                  $  52,709,076
                                                  =============

Directors, executive directors and businesses in which they have a substantial interest had deposits of approximately $3,186,000 at June 30, 1998.

NOTE  14 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of June 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1998, the most recent notification with the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  14 - REGULATORY MATTERS (Continued)

                                                                                                        To Be Well
                                                                                                        Capitalized
                                                                                                       Under Prompt
                                                                                For Capital             Corrective
                                                            Actual           Adequacy Purposes       Action Provisions
                                                    Amount        Ratio       Amount      Ratio      Amount     Ratio
As of June 30, 1998:
 Total Capital (to Risk-Weighted Assets)        $  12,083,000     19.34%   $  4,999,000   8.00%    $6,249,000  10.00%
 Tier I Capital (to Risk-Weighted Assets)          11,302,000     18.09       2,499,000   4.00      3,749,000   6.00
 Tier I Capital (to Average Assets)                11,302,000     11.28       4,008,000   4.00      5,009,000   5.00

As of June 30, 1997 (unaudited):
 Total Capital (to Risk-Weighted Assets)        $  10,825,916     18.04%   $  4,799,690   8.00%    $5,999,613  10.00%
 Tier I Capital (to Risk-Weighted Assets)           9,990,585     16.65       2,399,845   4.00      3,599,768   6.00
 Tier I Capital (to Average Assets)                 9,990,585     10.55       3,788,840   4.00      4,435,600   5.00

NOTE  15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

At June 30, 1998, the Company's total assets exceeded $100 million and therefore is required to disclose the fair value of its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities: Fair values are based on quoted market prices or dealer quotes.

Loans: Fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities: Fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-rate certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Other Borrowed Funds: The fair value of fixed-rate borrowings is estimated by discounting the future cash flows using a rate which approximates market borrowings of a similar maturity. The carrying value of variable-rate borrowed funds is a reasonable estimate of fair value.

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Commitments to Extend Credit and Standby Letters of Credit: Commitments to extend credit and standby letters of credit represent agreements to lend to a customer at the market rate when the loan is extended, thus the commitments and letters of credit are not considered to have a fair value.

The estimated fair values of the Company's financial instruments at June 30, 1998 are as follows:

                                       Carrying          Fair
                                        Amount           Value
                                        ------           -----
Financial assets
   Cash and cash equivalents        $  6,354,522     $  6,354,522
   Investment securities              26,229,966       26,310,607
   Federal Home Loan Bank stock          493,500          493,500
   Loans, net of allowance            68,867,607       68,686,738
                                    ------------     ------------

                                    $101,945,595     $101,845,367
                                    ============     ============

Financial liabilities
   Deposits                         $ 88,364,959     $ 88,863,097
   Other borrowed funds                3,829,329        3,845,051
                                    ------------     ------------

                                    $ 92,194,288     $ 92,708,148
                                    ============     ============

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  16 - PARENT COMPANY FINANCIAL STATEMENTS

                             Condensed Balance Sheet

                                                             -----------June 30---------
                                                                 1998            1997
                                                                 ----            ----
                                                                               (unaudited)
ASSETS
Cash                                                          $     2,352     $       830
Investment in subsidiaries                                     11,073,179       9,714,603
Other assets                                                        2,783           5,709
                                                              -----------     -----------

Total assets                                                  $11,078,314     $ 9,721,142
                                                              ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity
   Common stock, no par value; 120,000 shares
     authorized; 58,500 shares issued and outstanding         $   117,000     $   117,000
   Surplus                                                      2,808,000       2,808,000
   Retained earnings                                            8,099,137       6,822,361
   Net unrealized losses on securities available for sale          54,177         (26,219)
                                                              -----------     -----------

       Total stockholders' equity                             $11,078,314     $ 9,721,142
                                                              ===========     ===========

                          Condensed Statement of Income

                                                 -------------------Years Ended June 30-------------------
                                                       1998           1997             1996
                                                                   (unaudited)     (unaudited)
Income
   Dividends from subsidiary bank                $   292,500      $   234,000      $   159,705

Expenses
   Other expenses                                      2,128            2,513            4,620
                                                 -----------      -----------      -----------

Income before income taxes and equity
   in undistributed income of subsidiary             290,372          231,487          155,085

Income tax expense (benefit)                            (724)            (839)          (1,570)
                                                 -----------      -----------      -----------

Income before equity in undistributed
   income of subsidiary                              291,096          232,326          156,655

Equity in undistributed income of subsidiary       1,278,180        1,191,624          966,360
                                                 -----------      -----------      -----------

NET INCOME                                       $ 1,569,276      $ 1,423,950      $ 1,123,015
                                                 ===========      ===========      ===========

--------------------------------------------------------------------------------

                                  (Continued)

                       HEBRON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All information except at June 30, 1998 and the
                          year then ended is unaudited)
--------------------------------------------------------------------------------

NOTE  16 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                        Condensed Statement of Cash Flows

                                                   -------------Years Ended June 30-------------
                                                       1998            1997             1996
                                                                    (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                      $ 1,569,276      $ 1,423,950      $ 1,123,015
   Adjustments to reconcile net income
     to net cash from operating activities
       Equity in undistributed income of
         subsidiary                                 (1,278,180)      (1,191,624)        (966,360)
       Change in other assets                            2,926            2,411              744
       Change in other liabilities                          --               --          (12,000)
                                                   -----------      -----------      -----------
         NET CASH FROM OPERATING ACTIVITIES            294,022          234,737          145,399

CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends paid                                     (292,500)        (234,000)        (146,250)
                                                   -----------      -----------      -----------

Net change in cash and cash equivalents                  1,522              737             (851)

Cash and cash equivalents at beginning of year             830               93              944
                                                   -----------      -----------      -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR           $     2,352      $       830      $        93
                                                   ===========      ===========      ===========




--------------------------------------------------------------------------------

                                                                      APPENDIX A








                          PLAN AND AGREEMENT OF MERGER
                                     BETWEEN
                            FIRST FINANCIAL BANCORP.
                                       AND
                              HEBRON BANCORP, INC.

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----


1.       Recitals.................................................................................................1


2.       The Merger; Tax Effect...................................................................................2


3.       Closing..................................................................................................2


4.       Effective Time...........................................................................................2


5.       Governing Law; Articles of Incorporation.................................................................2


6.       Regulations..............................................................................................2


7.Directors and Officers..........................................................................................2


8.       Conversion of Shares in the Merger.......................................................................3
         8.1.     FFB's Common Shares.............................................................................3
         8.2.     HBI's Common Shares.............................................................................3
         8.3.     Consideration; Exchange Ratio...................................................................3
         8.4.     Surrender of HBI Certificates...................................................................4
         8.5.     Fractional Interests............................................................................4


9.       Effect of the Merger.....................................................................................4


10.      Approval of Shareholders.................................................................................5


11.      HBI's Representations and Warranties.....................................................................5
         11.1.    Organization....................................................................................5
         11.2.    Corporate Authority.............................................................................5
         11.3.    Capitalization..................................................................................5
         11.4.    List of Information.............................................................................6
         11.5.    Subsidiaries....................................................................................6
         11.6.    Financial Statements............................................................................6
         11.7.    Intellectual Property...........................................................................6
         11.8.    Good and Marketable Title.......................................................................7

         11.9.    Taxes...........................................................................................7
         11.10.   Absence of Certain Changes or Events............................................................8
         11.11.   Contracts and Agreements........................................................................8
         11.12.   Insurance.......................................................................................8
         11.13.   Litigation and Proceedings......................................................................8
         11.14.   Material Contracts; No Conflict with Other Instruments..........................................8
         11.15.   Governmental Authorizations and Filings.........................................................9
         11.16.   Consents and Approvals..........................................................................9
         11.17.   Brokers.........................................................................................9
         11.18.   Environmental Matters...........................................................................9
         11.19.   Validity of Contemplated Transactions..........................................................10
         11.20.   Year 2000 Compliance...........................................................................10
         11.21.   Employee Benefit Plans.........................................................................11


12.      FFB's Representations and Warranties....................................................................12
         12.1.    Organization...................................................................................12
         12.2.    Corporate Authority............................................................................12
         12.3.    Subsidiaries...................................................................................12
         12.4.    Capitalization.................................................................................12
         12.5.    Shares to be Issued............................................................................13
         12.6.    Financial Statements...........................................................................13
         12.7     Absence of Certain Changes or Events...........................................................13
         12.8.    Litigation and Proceedings.....................................................................13
         12.9.    Consents and Approvals.........................................................................13
         12.10.   Brokers........................................................................................14
         12.11.   Validity of Contemplated Transactions..........................................................14
         12.12    Year 2000 Compliance...........................................................................14
         12.13    Intellectual Property..........................................................................14
         12.14    Good and Marketable Title......................................................................15
         12.15    Taxes..........................................................................................15
         12.16    Environmental Matters..........................................................................16
         12.17    Material Contracts; No Conflict with Other Instruments.........................................16


13.      Conduct of Business Pending the Merger..................................................................17
         13.1.    Negative Covenants of HBI......................................................................17
         13.2     Dividends......................................................................................17
         13.3.    HBI Efforts....................................................................................17

14.      Additional Agreements...................................................................................17
         14.1.    Access and Information.........................................................................17
         14.2.    Confidentiality................................................................................18
         14.3.    Registration Statement.........................................................................18
         14.4.    Employee Benefits..............................................................................18
         14.5.    Expenses.......................................................................................19
         14.6.    Further Assurances.............................................................................19
         14.7.    Pooling........................................................................................19
         14.8.    Audited Financial Statements...................................................................19
         14.9.    Press Releases.................................................................................20
         14.10.   Seller Affiliates..............................................................................20
         14.11.   Acquisition Transactions.......................................................................20


15.      Conditions Precedent; Terminations......................................................................21
         15.1.    Conditions Precedent to Obligations of the Parties.............................................21
         15.2.    Conditions Precedent to FFB's Obligations......................................................22
         15.3.    Conditions Precedent to HBI's Obligation.......................................................23
         15.4.    Termination and Abandonment....................................................................24
         15.5.    Effect of Termination..........................................................................27
         15.7.    Expenses.......................................................................................27


16.      General Provisions......................................................................................27
         16.1.    Definitions....................................................................................27
         16.2.    Amendments.....................................................................................27
         16.3.    Purchase of "Tail Coverage" for Directors' and Officers' Insurance.............................27
         16.4.    No Survival....................................................................................27
         16.5.    Notices........................................................................................28
         16.6.    Binding Nature of Agreement....................................................................28
         16.7.    Entire Agreement...............................................................................28
         16.8.    Remedies.......................................................................................28
         16.9.    Headings.......................................................................................29
         16.10.   Assignment.....................................................................................29
         16.11.   Governing Law..................................................................................29
         16.12.   Counterparts...................................................................................29
         16.13.   Knowledge of HBI...............................................................................29

                          PLAN AND AGREEMENT OF MERGER

                                     BETWEEN

                            FIRST FINANCIAL BANCORP.

                                       AND

                              HEBRON BANCORP, INC.


         THIS PLAN AND AGREEMENT OF MERGER (the "Agreement") is made and entered into this 31st day of December, 1998 by and between FIRST FINANCIAL BANCORP ("FFB"), an Ohio corporation and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"), and a savings and loan holding company under the Savings and Loan Holding Company Act, and HEBRON BANCORP, INC. ("HBI"), a Kentucky corporation and registered as a bank holding company under the BHCA.

1.       RECITALS.

         1.1 FFB is a corporation duly organized and existing under the laws of the State of Ohio, having been incorporated on August 8, 1982. HBI is a corporation duly organized and existing under the laws of the Commonwealth of Kentucky, having been incorporated on January 25, 1994.

         1.2 The Boards of Directors of FFB and HBI deem it advisable for the general welfare and advantage of FFB and HBI and their respective shareholders and other constituencies that HBI merge with and into FFB pursuant to this Agreement and pursuant to the applicable provisions of the laws of the State of Ohio and Commonwealth of Kentucky, subject to the approval of various federal and state regulatory authorities. The parties intend that the transaction shall constitute a tax-free reorganization for federal income tax purposes.

         1.3 As of November 6, 1998 the authorized capital stock of FFB consisted of 60,000,000 common shares, without par value ("FFB Common Shares"), of which 32,921,329 shares were outstanding.

         1.4 The authorized capital stock of HBI consists solely of 120,000 shares of common stock, without par value ("HBI Common Shares"), of which 60,000 shares were issued and outstanding.

         1.5 Hebron Deposit Bank ("Bank") is the only subsidiary of HBI. The authorized capital stock of Bank consists of 1,200 shares of common stock, par value $100 per share ("Bank Common Shares"), of which 1,200 shares were issued and outstanding and 1,200 Bank Common Shares were owned by HBI.

         NOW, THEREFORE, in consideration of the foregoing premises and of the mutual agreements herein contained, the parties hereby agree as follows:

2. THE MERGER; TAX EFFECT. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 4), in accordance with the applicable statutory provisions of the State of Ohio and Commonwealth of Kentucky, the United States of America, and any regulatory approvals, HBI will be merged with and into FFB and the separate corporate existence of HBI shall thereupon cease (the "Merger"). FFB will be the surviving corporation in the Merger (said corporation hereafter being sometimes called the "Surviving Corporation"), and the separate corporate existence of FFB with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Bank, a 100%-owned subsidiary of HBI, will continue as a subsidiary of the Surviving Corporation. The parties intend for the Merger to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and related provisions of the Internal Revenue Code of 1986, as amended (the "Code").

3. CLOSING. The delivery of the certificates and opinions called for by this Agreement shall take place at the office of Frost & Jacobs, 2500 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45201, at a closing (the "Closing") fixed by agreement of FFB and HBI (the "Closing Date") as promptly as practicable following the latest of (i) approval by all the applicable governmental authorities; (ii) the expiration of any waiting period imposed by law; (iii) satisfaction or waiver (to the extent legally permissible) of the conditions set forth in Section 15.1, 15.2 and 15.3 of this Agreement; and (iv) expiration of the 10-day period commencing after the Valuation Date (as defined in Section 15.4.7).

4. EFFECTIVE TIME. As soon as practicable following the Closing, FFB will cause (i) the Certificate of Merger in the form attached hereto as Exhibit A (the "Ohio Articles of Merger") to be filed with the office of the Secretary of State of the State of Ohio (the "Ohio Secretary of State") and (ii) Articles of Merger in the form attached hereto as Exhibit B (the "Kentucky Articles of Merger") to be filed with the office of the Secretary of State of the Commonwealth of Kentucky (the "Kentucky Secretary of State"). The Merger will become effective (the "Effective Time") on the date on which the latest of the following actions will have been completed: (i) at the time when the Ohio Articles of Merger are accepted for filing by the Ohio Secretary of State, (ii) at the time when the Kentucky Articles of Merger are accepted for filing by the Kentucky Secretary of State or (iii) such later time agreed to by FFB and HBI and established under the Ohio and Kentucky Articles of Merger but not later than 30 days after the Closing Date.

5. GOVERNING LAW; ARTICLES OF INCORPORATION. The laws which are to govern the Surviving Corporation are the laws of the State of Ohio. The Articles of Incorporation of FFB, at the Effective Time, will be the Articles of Incorporation of the Surviving Corporation until the same will be further amended or altered in accordance with the provisions thereof.

6. REGULATIONS. The Regulations of FFB at the Effective Time will be the Regulations of the Surviving Corporation until the same will be altered or amended in accordance with the provisions thereof.

7. DIRECTORS AND OFFICERS. The directors of FFB at the Effective Time will be the directors of the Surviving Corporation until their respective successors are duly elected and qualified. Subject to the authority of the Board of Directors as provided by law and the Regulations of the Surviving Corporation, the officers of FFB at the Effective Time will be the officers of the



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

Surviving Corporation. The directors of Bank at the Effective Time will be the directors of Bank until their respective successors are duly elected and qualified. Subject to the authority of the board of directors of Bank as provided by law and the By-Laws of Bank, the officers of Bank at the Effective Time will continue to serve as officers of Bank after the Effective Time.

8. CONVERSION OF SHARES IN THE MERGER. The mode of carrying into effect the Merger provided in this Agreement and the manner and basis of converting the shares of the constituent corporation into shares of the Surviving Corporation are as follows:

         8.1 FFB'S COMMON SHARES. None of the FFB Common Shares issued at the Effective Time will be converted as a result of the Merger, but all such shares (including shares held in the treasury) will remain issued shares of FFB.

         8.2 HBI'S COMMON SHARES. At the Effective Time, each HBI Common Share outstanding immediately prior to the Effective Time (except as otherwise provided in Section 8.5 and except for shares held by shareholders who have perfected their right to dissent under Title 271B, Chapter 13 of the Kentucky Revised Statutes ("KRS")) will by virtue of the Merger be converted into FFB Common Shares as determined pursuant to Section 8.3 below, and each HBI Common Share held in treasury immediately prior to the Effective Time will be cancelled.

         8.3 CONSIDERATION; EXCHANGE RATIO.

                  8.3.1 Each HBI Common Share issued and outstanding immediately prior to the Effective Time shall be converted into, and become exchangeable for, a number (the "Exchange Ratio") of FFB Common Shares (the "Merger Consideration"), the numerator of which shall be 1,222,650 (which number is adjusted for the 10% stock dividend declared by FFB on November 24, 1998) and the denominator of which shall be the number of HBI Common Shares outstanding, on a fully diluted basis, immediately prior to the Effective Time; provided, however that dissenting shareholders of HBI who perfect their rights under the laws of the Commonwealth of Kentucky will receive cash in such amount per HBI Common Share which they own as determined in accordance with KRS Sections 271B.13-010 through 271B.13-310. In the event that prior to the Effective Time the outstanding FFB Common Shares shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in FFB's capitalization, all without FFB receiving consideration therefor, then an appropriate and proportionate adjustment shall be made in the Exchange Ratio. As of the date of this Agreement, the Exchange Ratio is 20.3775.

                  8.3.2 At the Effective Time, each of the then issued and outstanding HBI Common Shares will be cancelled and extinguished and, in consideration and in exchange therefor, the holders thereof will be entitled, upon compliance with Section 8.4, to receive from FFB the number of FFB Common Shares as determined pursuant to Section 8.3.1, and the holders that perfect their right to dissent will receive fair value for their shares pursuant to KRS 271B.13.

                  8.3.3 After determining the Exchange Ratio, each holder of outstanding HBI Common Shares after the Effective Time, upon surrender to FFB, will be entitled to receive one or more stock certificates of FFB into which the HBI Common Shares so surrendered will have been converted as aforesaid. No dividends that may have been declared by FFB after the Effective Time and prior to the surrender of HBI Common Shares will be paid until such shares have been presented for exchange to FFB.

         8.4 SURRENDER OF HBI CERTIFICATES. As soon as practicable after the Effective Time, the stock certificates representing HBI Common Shares issued and outstanding at the Effective Time will be surrendered for exchange to FFB. As promptly as practicable after the Effective Time, FFB will cause the Registrar and Transfer Company ( the "Exchange Agent") to prepare and mail to each holder of record of an outstanding certificate or certificates prior thereto representing HBI Common Shares a letter of transmittal containing instructions for the surrender of the certificate or certificates of HBI held by such holder. Upon surrender of the certificate or certificates that prior thereto represented HBI Common Shares in accordance with instructions set forth in the letter of transmittal, such holder will be entitled to receive in exchange therefor, certificates representing the number of whole shares of FFB into which the shares represented by the certificate or certificates so surrendered will have been converted, without interest and the payment for any fractional interest as set forth in Section 8.5 below. The Exchange Agent will not be obligated to deliver certificates for FFB Common Shares to a former stockholder of HBI until such former stockholder surrenders his or her certificate or certificates representing shares of HBI or, in default thereof, an appropriate affidavit of loss and indemnity agreement or bond as may be required by FFB. Until so surrendered for exchange, each such stock certificate formerly representing HBI Common Shares will be deemed for all corporate purposes (except for the payment of dividends, which will be subject to the exchange of stock certificates as above provided) to evidence the ownership of the number of common shares of the Surviving Corporation that the holder thereof would be entitled to receive upon its surrender to FFB.

         8.5 FRACTIONAL INTERESTS. No fractional FFB Common Shares or certificate or scrip representing the same will be issued. In lieu thereof, each holder of HBI's Common Shares having a fractional interest arising upon such conversion will be paid in cash by the Exchange Agent on behalf of FFB for the additional fractional interest. Such payment will be equal to the fractional interest times the Average Closing Price as defined in Section 15.4.7. This amount will not be paid to any holder of HBI's Common Shares who will not have surrendered his or her certificates for exchange pursuant to Section 8.4 hereof, and FFB will retain such amount until such time as such certificates have been surrendered.

9. EFFECT OF THE MERGER. At the Effective Time, the Surviving Corporation will succeed to, without other transfer, and will possess and enjoy, all the rights, privileges, immunities, powers and franchises both of a public and a private nature, and be subject to all the restrictions, disabilities and duties of each of FFB and HBI, and all the rights, privileges, immunities, powers and franchises of each of FFB and HBI and all property, real, personal and mixed, and all debts due to either of said constituent corporations on whatever account, for stock subscriptions as well as for all other things in action or belonging to each of said corporations, will be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every other interest will be thereafter as effectually the property of the Surviving Corporation as they were of FFB and HBI, respectively, and the title to any real estate vested by deed or otherwise in either of FFB and HBI will not revert or be in any way impaired by reason



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

of the Merger; provided, however, that all rights of creditors and all liens upon any property of either of FFB or HBI will be preserved unimpaired, limited in lien to the property affected by such liens at the Effective Time, and all debts, liabilities and duties of said constituent corporations, respectively, will thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by the Surviving Corporation.

10. APPROVAL OF SHAREHOLDERS. This Agreement will be submitted to the shareholders of HBI for adoption and approval on or before June 30, 1999 or such later date as the Boards of Directors of FFB and HBI mutually approve.

11. HBI'S REPRESENTATIONS AND WARRANTIES. Except as disclosed in writing delivered to FFB concurrently with the execution of this Agreement (the "Disclosure Schedule"), HBI represents and warrants to FFB as of the date hereof and as of the Closing Date as follows:

         11.1 ORGANIZATION. HBI is a corporation duly organized and validly existing under the laws of the Commonwealth of Kentucky and is registered as a bank holding company under the BHCA. HBI has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification.

         11.2 CORPORATE AUTHORITY. HBI has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only to the approval of the Merger by the holders of at least a majority of the outstanding HBI Common Shares entitled to vote on the matter, the Merger. This Agreement is a valid and binding agreement of HBI enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

         The Board of Directors of HBI (i) has unanimously adopted the plan of merger set forth herein and approved this Agreement and the other transactions contemplated hereby, (ii) has declared that the Merger and this Agreement and the other transactions contemplated hereby are advisable and (iii) has received the opinion of its financial advisor, Professional Bank Services, Inc. ("PBS"), to the effect that as of the date hereof, the Exchange Ratio to be received by the holders of the HBI Common Shares in the Merger is fair to such holders from a financial point of view.

         11.3 CAPITALIZATION. HBI's capitalization consists solely of 120,000 authorized HBI Common Shares, of which, as of the date hereof, 60,000 shares were issued and outstanding. Each HBI Common Share was validly issued, fully paid and non-assessable, and each outstanding HBI Common Share is entitled to one vote. There are no outstanding subscriptions, options, warrants, calls or rights of any kind relating to or providing for the issuance, sale, delivery or transfer of any class of securities of HBI.



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

         11.4 LIST OF INFORMATION. For the due diligence examination in November, 1998, HBI delivered to FFB certain information concerning HBI dated as of the date furnished. To the best knowledge of HBI, such information and the copies of documents furnished to FFB are accurate in all material respects as of the date furnished.

         11.5 SUBSIDIARIES. HBI has one 100%-owned Subsidiary, the Bank. The authorized capital stock of Bank consists of 1,200 shares of common stock, par value $100 per share ("Bank Common Shares"), of which 1,200 shares were issued and outstanding and 1,200 Bank Common Shares were owned by HBI. HBI has no other Subsidiaries. Bank is a state bank duly organized and validly existing under the laws of the Commonwealth of Kentucky. Bank has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification. All of the outstanding shares of the stock of Bank are validly issued, fully paid and non-assessable, except as provided under federal banking law, and all such shares are owned by HBI free and clear of all liens, claims, charges or encumbrances. There are no outstanding preferred shares, subscriptions, options, warrants, calls or rights of any kind relating to or providing for the issuance, sale, delivery or transfer of any class of securities of Bank.

         11.6 FINANCIAL STATEMENTS. HBI has delivered to FFB copies of the Bank's balance sheets as of June 30, 1998 and 1997, in each case including the notes thereto, all certified by Crowe, Chizek and Company LLP, independent public accountants, or one of said accountant's predecessor firms.

         All of such financial statements present fairly the financial positions as of and at the dates shown. They have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. Each of the balance sheets presents a true and complete statement in all material respects as of its date of the Bank's financial condition. All material liabilities of the Bank (including any contingent liabilities), as of the date of each balance sheet, were properly accrued in such balance sheet or disclosed in the related footnotes, in accordance with generally accepted accounting principles.

         HBI has delivered to FFB copies of its June 30, 1998 and December 31, 1997 Form FRY-9SP as filed with the Board of Governors of the Federal Reserve System. All financial statements and data included in such Forms present fairly the financial positions as of and at the dates shown.

         11.7 INTELLECTUAL PROPERTY. HBI and Bank do not have knowledge of any valid grounds for any bona fide claims (i) to the effect that their licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by HBI or Bank infringes on any copyright, patent, trademark, trade name, service mark or trade secret; (ii) against the use by HBI and Bank of any copyrights, patents, trademarks, trade names, service marks, trade secrets, technology, know-how or computer software programs and applications used in the business of HBI and Bank as currently conducted or as proposed to be conducted;
(iii) challenging the
ownership, validity or effectiveness of any of HBI's and Bank's Intellectual Property Rights or other trade secret material of HBI and Bank; or (iv) challenging the license or legally enforceable right to use Third-Party Intellectual Rights by HBI and Bank.

As used in this Agreement, the term (x) "Intellectual Property" means all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials; (y) "Third-Party Intellectual Property Rights" means any third-party patents, trademarks, trade names, service marks and copyrights; and (z) "HBI's and Bank's Intellectual Property Rights" means the patents, registered and material unregistered trademarks, trade names and service marks, registered copyrights and any applications therefor owned by HBI or Bank.


         11.8 GOOD AND MARKETABLE TITLE. HBI and Bank have and on the Closing Date will have good and marketable title in fee simple to all lands and buildings shown as assets in their records and books of account, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for current taxes and assessments not delinquent or being contested in good faith and liens, encumbrances and charges shown in their records and books of account which are not substantial in character or amount and do not materially detract from the value or interfere with the use of the properties subject thereto or affected thereby. HBI and Bank have and on the Closing Date will have valid leases under which they are entitled to occupy and use in their business all real property of which they are lessees, and HBI and Bank have no knowledge of any material default under any such lease. As of the date hereof, neither HBI nor Bank has title to any real property or buildings as a result of foreclosure or by otherwise realizing on collateral held by either of them. Neither HBI nor Bank will take action to foreclose or otherwise realize on any real property collateral held by either of them prior to the Closing Date without the prior consent of FFB, which consent will not be unreasonably withheld.

         HBI and Bank have and on the Closing Date will have good and marketable title to the machinery, equipment, merchandise, materials, supplies and other property of every kind, tangible or intangible, contained in their offices and other facilities or shown as assets in their records and books of account, except for properties held in trust or other fiduciary capacity or personal property of HBI employees or Bank employees contained in their offices, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for liens, encumbrances and charges, if any, which do not materially detract from the value of or interfere with the use of the properties subject thereto or affected thereby. HBI and Bank have and will have immediately prior to the Closing Date valid leases under which they are entitled to use in their business all personal property of which they are lessees, and neither HBI nor Bank has any knowledge of any material default under any such leases.

         11.9 TAXES. HBI and Bank have paid all taxes imposed by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, which are due or payable by either HBI or Bank, that the failure to pay would have a material and adverse effect on HBI and/or Bank, and all claims asserted against each of them have been paid in full or are adequately accrued in the records and books of accounts of each of

HBI and Bank and will be so paid or provided for on the Closing Date. All income tax returns for each of HBI and Bank have been filed with the taxing authorities having jurisdiction thereof through December 31, 1997, and no extension of time for the assessment of deficiencies for any such years is in effect. Neither HBI nor Bank has knowledge of any unassessed tax deficiency proposed or threatened against it.

         11.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. From June 30, 1998 to the date hereof, there has not been:

                  11.10.1 any material change in the corporate status, business, operations or financial condition of HBI and Bank, other than changes in the ordinary course of business;

                  11.10.2 any declaration, setting aside or payment of any dividend or other distribution, with respect to HBI's Common Shares except for the regular annual dividend of $5.50 per share paid in December 1998; and

                  11.10.3 any other event or condition of any character which has materially and adversely affected the corporate status, business, operations or financial condition of HBI and Bank taken as a whole.

         11.11 CONTRACTS AND AGREEMENTS. Neither HBI nor Bank is a party to: (a) any contract of employment with any officer or employee not terminable at will without liability; (b) any pension, retirement or profit sharing plan or agreement not cancelable within 60 days without liability; (c) any royalty agreement, union agreement or loan agreement except those entered into in the ordinary course of business and which are terminable without liability on notice of 60 days or less; (d) any contract, agreement or commitment having a total contract price in excess of $20,000 which is not terminable without liability or on notice of 60 days or less; or (e) any other agreement which was entered into other than in the ordinary and usual course of business.

         11.12 INSURANCE. HBI is adequately insured with respect to risks normally insured against by companies similarly situated. The Disclosure Schedule contains a list of all existing insurance policies of HBI and Bank, including but not limited to group insurance and pension plans. All such policies are in full force and effect. The Disclosure Schedule also contains a list of all claims for insured losses filed by HBI and Bank during the three-year period immediately preceding the date of this Agreement, including but not limited to worker's compensation, automobile and general liability.

         11.13 LITIGATION AND PROCEEDINGS. There is no suit, action or legal or administrative proceeding pending or, to the knowledge of HBI, threatened, against it or Bank, which, if adversely determined, might materially and adversely affect the financial condition, on a consolidated basis, of HBI and Bank or the conduct of their businesses, nor is there any decree, injunction or order of any court, governmental department or agency outstanding against HBI or Bank having any such effect.

         11.14 MATERIAL CONTRACTS; NO CONFLICT WITH OTHER INSTRUMENTS. Neither HBI nor Bank is in default under the terms of any outstanding contract, agreement, lease or other



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

commitment which default would have a material and adverse effect, on a consolidated basis, on HBI and Bank, and on the Closing Date, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a default under any indenture, mortgage, deed of trust or other agreement or instrument to which HBI or Bank is a party, which default or breach would have a material and adverse effect, on a consolidated basis, on HBI and Bank.

         11.15 GOVERNMENTAL AUTHORIZATIONS AND FILINGS. Each of HBI and Bank has all valid and sufficient licenses, franchises, permits and other governmental authorizations for all businesses presently carried on by HBI and Bank, respectively, and has filed with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") all reports necessary to the conduct of its business as a bank holding company and is current in all respect as to such filings.

         11.16 CONSENTS AND APPROVALS. The only consent and approval required to be obtained by or on behalf of HBI or Bank on or prior to the Closing Date is the approval of the HBI shareholders in the form required by the Kentucky Business Corporation Act. Other consents and approvals required to be obtained prior to the Effective Time are set forth in Section 12.9 below.

         11.17 BROKERS. Neither HBI, Bank nor any of their officers, directors or employees have employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with this Agreement or with the transactions contemplated hereby except that HBI has retained PBS to perform various brokerage services in connection with this transaction. HBI is liable for and will pay all amounts due PBS.

         11.18 ENVIRONMENTAL MATTERS. For purposes hereof, "environmental laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including consent decrees and administrative orders) relating to public health and safety and protection of the environment and natural resources.

                  11.18.1 To the best knowledge of HBI and Bank, to the extent required, HBI and Bank have filed all notices, permit applications and other required governmental submissions and have obtained all permits, licenses and other authorizations which are required and which are material in connection with the conduct of their respective businesses under all applicable environmental laws, including approvals relating to emissions, discharges, releases or threatened releases, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, new or used petroleum products, industrial, toxic or hazardous substances or solid wastes into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers).

                  11.18.2 To the extent required, each of HBI and Bank is in compliance, in all material respects, in the conduct of its business with all terms and conditions of the necessary permits, licenses and authorizations, and to the best of their knowledge is also in compliance in all material respects with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such environmental laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

                  11.18.3 Neither HBI nor Bank is aware of, nor has either of HBI or Bank received notice of, any past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which may materially interfere with or prevent compliance or continued compliance in the conduct of its business with such environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers), of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste or new or used petroleum products.

                  11.18.4 Neither HBI nor Bank is aware of, nor has either of HBI or Bank received notice of, any material civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation, or proceeding pending or threatened against either HBI or Bank relating in any way to the environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

                  11.18.5 To the best knowledge of each of HBI and Bank, there is no asbestos containing material on the properties of HBI or Bank that violates any environmental law or is in need of removal or repair.

         11.19 VALIDITY OF CONTEMPLATED TRANSACTIONS. The execution, delivery and performance of this Agreement will not: (i) violate, or conflict with, or require any consent under, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien upon any of the assets of either of HBI or Bank, under any of the terms, conditions or provisions of the Articles of Incorporation or By-Laws of HBI and the Articles of Incorporation or By-Laws of Bank, or of any note, bond, mortgage, indenture, deed of trust, material license, lease, agreement or other instrument or obligation to which either of HBI or Bank is a party or by which either of HBI or Bank or any of their assets may be bound or affected or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to HBI, Bank or any of their assets.

         11.20 YEAR 2000 COMPLIANCE. The software and hardware operated by HBI and Bank are capable of providing or are being adapted or replaced to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date-dependent data in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates and date-dependent data as of the date hereof, except for the failure to have such capability which would not, individually or in the aggregate, be reasonably likely to cause a material adverse effect upon the



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

business, financial condition and operations of HBI and Bank. HBI and Bank have complied in all material respects with any and all programs, guidelines and statements relating to Year 2000 issued by the Federal Financial Institutions Examination Council.

         11.21 EMPLOYEE BENEFIT PLANS. For purposes hereof, "ERISA" means the Employee Retirement Income Security Act as amended.

                  11.21.1 The Disclosure Schedule lists each employee benefit plan, arrangement, practice, contract or agreement, whether formal or informal, written or unwritten, and whether applicable to one or more persons, now or ever maintained or contributed to by HBI or Bank at any time during the five year period preceding the date of this Agreement, including but not limited to employee welfare benefit plans and employee pension benefit plans as defined in Sections 3(1) and 3(2) of the Employee Retirement Income Security Act ("ERISA"), nonqualified deferred compensation plans, medical plans, disability plans, life insurance plans, severance pay plans, educational assistance plans, cafeteria plans, flexible spending accounts, stock option plans or stock purchase plans ("Benefit Plans"). Except as disclosed in the Disclosure Schedule, neither HBI nor Bank ever maintained or contributed to any defined benefit plan (as defined in Section 3(35) of ERISA), multiemployer plan (as defined in Section 3(37) of ERISA), medical plan providing benefits after termination of employment (except for continuation coverage required by the federal law known as COBRA), or severance pay plan or arrangement. There has at no time been any trade or business, whether or not incorporated, which, together with HBI or Bank, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Internal Revenue Code.

                  11.21.2 For each Benefit Plan, HBI or Bank has made available to FFB, to the extent such documents exist, a copy of the plan and any relevant trust agreements, the summary plan description, and, to the extent applicable, the latest determination letters issued by the Internal Revenue Service, the latest annual report, the latest report of any trustee or insurance company providing benefits under the Benefit Plan, and the latest actuarial valuation or statement of individual accounts.

                  11.21.3 To the best knowledge of HBI or Bank, each Benefit Plan at all times has been maintained and operated in substantial compliance with all applicable laws and regulations, including but not limited to laws and regulations concerning eligibility for favorable tax treatment and those requiring the filing of reports. Except as disclosed on the Disclosure Schedule, there are no claims, no audits or investigations by any federal or state agency and no litigation pending or threatened with respect to any Benefit Plan. Except for routine payments due on insurance contracts, routine deposits to any 401(k) plan of HBI or Bank and annual employer profit sharing contributions to any profit sharing plan, HBI and Bank do not have unsatisfied liability to any person (including but not limited to governmental agencies) with respect to any Benefit Plan, and except to the extent disclosed on the Disclosure Schedule there are no facts known to HBI or Bank which could give rise to such liability. Each Benefit Plan may be terminated on notice of 60 days or less by HBI or Bank, without liability to HBI and Bank except for liability (i) for benefits accrued in the normal operation of the plan prior to the date of termination or (ii) with respect to any profit sharing and/or 401(k) plan of HBI or Bank, to the extent required by applicable law upon termination of such plan.

12. FFB'S REPRESENTATIONS AND WARRANTIES. FFB represents and warrants to HBI as of the date hereof and as of the Closing Date as follows:

         12.1 ORGANIZATION. FFB is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is registered as a bank holding company under the BHCA, and a savings and loan holding company under the Savings and Loan Holding Company Act. FFB has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification. FFB has authority to enter into this Agreement and this Agreement is legally binding.

         12.2 CORPORATE AUTHORITY. FFB has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement is a valid and binding agreement of FFB enforceable against FFB in accordance with its terms, subject to the Bankruptcy and Equity Exception.

         The FFB Board of Directors has (i) adopted the plan of merger set forth herein and approved this Agreement and the other transactions contemplated hereby, and (ii) has declared that the Merger and this Agreement and the other transactions contemplated hereby are advisable. No vote by the shareholders of FFB is required to approve the Merger under Ohio law, the Articles of Incorporation or Regulations of FFB or the rules of the National Association of Securities Dealers, Inc. which apply to Nasdaq National Market issues.

         12.3 SUBSIDIARIES. Each indirect and direct subsidiary of FFB which, as of the effective time of the Merger would be deemed to be a "significant subsidiary," as such term is defined in Rule 405 of the rules and regulations promulgated in the Securities Act of 1933, as amended (the "1933 Act"), is either a national bank or federal savings association duly organized, validly existing, and in good standing under a charter granted by the Office of the Comptroller of the Currency or the Office of Thrift Supervision, or is a corporation or state bank duly organized, validly existing and in good standing under the laws of the state of its incorporation, and in either case, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where failure to so qualify would have a material and adverse effect on the consolidated business, financial condition or results of operations of FFB.

         12.4 CAPITALIZATION. FFB's capitalization consists of 60,000,000 authorized Common Shares, of which, as of November 6, 1998, 32,921,329 shares were issued and outstanding. Adjusted for a 10% stock dividend declared on November 24, 1998 and payable on January 4, 1999, FFB's equivalent shares outstanding as of November 6, 1998 would be 36,213,462. Each issued share is validly issued, fully paid and non-assessable, and each outstanding share is entitled to one vote.

         12.5 SHARES TO BE ISSUED. All FFB Common Shares into which the HBI Common Shares will be converted will be, immediately after the Effective Time and when issued upon such conversion, duly and validly authorized and issued, fully paid and non-assessable, and no shareholder of FFB will have any pre-emptive right of subscription or purchase in respect thereof. FFB will take such steps as may be necessary for such shares to be listed on NASDAQ immediately after the Effective Time.

         12.6 FINANCIAL STATEMENTS. FFB has delivered to HBI copies of its consolidated balance sheets as of December 31, 1997, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, in each case including the notes thereto, all certified by Ernst & Young LLP, independent public accountants, or one of said accountants' predecessor firms.

         All of such financial statements present fairly the financial positions as of and at the dates shown and the results of operations for the periods covered thereby. They have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. Each of such balance sheets presents a true and complete statement in all material respects as of its date of FFB's financial condition. All material liabilities of FFB (including any contingent liabilities), as of the date of each balance sheet, were properly accrued in such balance sheet or disclosed in the related footnotes, in accordance with generally accepted accounting principles.

         12.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. From September 30, 1998 to the date hereof, there has not been:

                  12.7.1 any change in the corporate status, business, operations or financial condition of FFB and its consolidated Subsidiaries, other than changes in the ordinary course of business, and those changes described in any FFB filings with the Securities and Exchange Commission, none of which are, in the aggregate, materially adverse to FFB; or

                  12.7.2 any other event or condition of any character which has materially and adversely affected the corporate status, business, operations or financial condition of FFB and its consolidated Subsidiaries taken as a whole.

         12.8 LITIGATION AND PROCEEDINGS. There is no suit, action or legal or administrative proceeding pending, or to the knowledge of FFB threatened, against it or any of FFB's consolidated Subsidiaries, which, if adversely determined, might materially and adversely affect the financial condition, on a consolidated basis, of FFB and FFB's consolidated Subsidiaries or the conduct of their businesses, nor is there any decree, injunction or order of any court, governmental department or agency outstanding against FFB or any of FFB's consolidated Subsidiaries having any such effect.

         12.9 CONSENTS AND APPROVALS. The consents and approvals required to be obtained by FFB on or prior to the Closing Date are set forth below:

                  12.9.1 approval and effectiveness of the Registration Statement referred to in Section 14.3 or of any post effective amendment thereto;

                  12.9.2 approval of the Federal Reserve Board under the BHCA;

                  12.9.3 approval of the Department of Financial Institutions of the Commonwealth of Kentucky; and

                  12.9.4 any other required consents for the completion of the Merger.

         12.10 BROKERS. Neither FFB nor any of its officers, directors or employees have employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with this Agreement or with the transactions contemplated thereby.

         12.11 VALIDITY OF CONTEMPLATED TRANSACTIONS. The execution, delivery and performance of this Agreement will not: (i) violate, or conflict with, or require any consent under, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien upon any of the assets of FFB, under any of the terms, conditions or provisions of the Articles of Incorporation or Regulations of FFB, or of any note, bond, mortgage, indenture, deed of trust, material license, lease, agreement or other instrument or obligation to which FFB is a party or by which FFB or any of its assets may be bound or affected or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to FFB or any of its assets.

         12.12 YEAR 2000 COMPLIANCE. Except as set forth in the Disclosure Schedule, the software and hardware operated by FFB and its Subsidiaries are capable of providing or are being adapted or replaced to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date-dependent data in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates and date-dependent data as of the date hereof, except for the failure to have such capability which would not, individually or in the aggregate, be reasonably likely to cause a material adverse effect upon the business, financial condition and operations of FFB and its Subsidiaries. FFB and its Subsidiaries have complied in all material respects with any and all programs, guidelines and statements relating to Year 2000 issued by the Federal Financial Institutions Examination Council.

         12.13 INTELLECTUAL PROPERTY. Except as disclosed in a writing delivered to HBI, FFB does not have knowledge of any valid grounds for any bona fide claims (i) to the effect that its licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by FFB infringes on any copyright, patent, trademark, trade name, service mark or trade secret; (ii) against the use by FFB of any copyrights, patents, trademarks, trade names, service marks, trade secrets, technology, know-how or computer software programs and applications used in the business of FFB as currently conducted or as proposed to be conducted; (iii) challenging the ownership, validity or effectiveness of any of FFB's Intellectual Property Rights or other trade secret material of FFB; or (iv) challenging the license or legally enforceable right to use Third-Party Intellectual Rights by FFB.

         As used in this Agreement, the term (x) "Intellectual Property" means all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials;
(y) "Third-Party Intellectual Property Rights" means any third-party patents, trademarks, trade names, service marks and copyrights; and (z) "FFB's Intellectual Property Rights" means the patents, registered and material unregistered trademarks, trade names and service marks, registered copyrights and any applications therefor owned by FFB.

         12.14 GOOD AND MARKETABLE TITLE. FFB has and on the Closing Date will have good and marketable title in fee simple to all lands and buildings shown as assets in its records and books of account, except for properties held in trust or other fiduciary capacity, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for current taxes and assessments not delinquent or being contested in good faith and liens, encumbrances and charges shown in their records and books of account which are not substantial in character or amount and do not materially detract from the value or interfere with the use of the properties subject thereto or affected thereby. FFB has and on the Closing Date will have valid leases under which it is entitled to occupy and use in its business all real property of which it is lessee, and FFB has no knowledge of any material default under any such lease.

         FFB has and on the Closing Date will have good and marketable title to the machinery, equipment, merchandise, materials, supplies and other property of every kind, tangible or intangible, contained in its offices and other facilities or shown as assets in its records and books of account, except for properties held in trust or other fiduciary capacity or personal property of FFB employees contained in their offices, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for liens, encumbrances and charges, if any, which do not materially detract from the value of or interfere with the use of the properties subject thereto or affected thereby. FFB has and will have immediately prior to the Closing Date valid leases under which it is entitled to use in its business all personal property of which it is lessee, and FFB has no knowledge of any material default under any such lease.

         12.15 TAXES. All taxes imposed by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, which are due or payable by FFB, and all claims asserted against it have been paid in full or are adequately accrued in the records and books of accounts of FFB and will be so paid or provided for on the Closing Date. All income tax returns for FFB have been filed with the taxing authorities having jurisdiction thereof through 1997. The Internal Revenue Service is in the process of completing a routine examination of FFB for federal tax years 1995 and 1996. A final report is expected to be issued by the Internal Revenue Service in January 1999. FFB management has reviewed the IRS's proposed adjustments and determined that such adjustments will not have any material effect on the financial statements of FFB.

         12.16 ENVIRONMENTAL MATTERS. For purposes hereof, "environmental laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including consent decrees and administrative orders) relating to public health and safety and protection of the environment and natural resources.

                  12.16.1 Except as set forth in a writing delivered to HBI, to the best knowledge of FFB, to the extent required, FFB has filed all notices, permit applications and other required governmental submissions and has obtained all permits, licenses and other authorizations which are required and which are material in connection with the conduct of their respective businesses under all applicable environmental laws, including approvals relating to emissions, discharges, releases or threatened releases, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, new or used petroleum products, industrial, toxic or hazardous substances or solid wastes into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers).

                  12.16.2 Except as set forth in a writing delivered to HBI, to the extent required, FFB is in compliance, in all material respects, in the conduct of its business with all terms and conditions of the necessary permits, licenses and authorizations, and to the best of its knowledge is also in compliance in all material respects with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such environmental laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

                  12.16.3 Except as set forth in a writing delivered to HBI, FFB is not aware of, nor has FFB received notice of, any past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which may materially interfere with or prevent compliance or continued compliance in the conduct of its business with such environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers), of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste or new or used petroleum products.

                  12.16.4 Except as set forth in a writing delivered to HBI, FFB is not aware of, nor has FFB received notice of, any material civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation, or proceeding pending or threatened against FFB relating in any way to the environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

                  12.16.5 Except as set forth in a writing delivered to HBI, to the best knowledge of FFB, there is no asbestos containing material on the properties of FFB that violates any environmental law or is in need of removal or repair.

         12.17 MATERIAL CONTRACTS; NO CONFLICT WITH OTHER INSTRUMENTS. Neither FFB nor any of its consolidated Subsidiaries is in default under the terms of any material outstanding contract, agreement, lease or other commitment which default would have a material and adverse effect, on a consolidated basis, on FFB and FFB's consolidated Subsidiaries, and on the Closing

Date, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a default under any material indenture, mortgage, deed or trust or other material agreement or instrument to which FFB or any of its consolidated Subsidiaries is a party, which default or breach would have a material and adverse effect, on a consolidated basis, on FFB and FFB's consolidated Subsidiaries.

13.      CONDUCT OF BUSINESS PENDING THE MERGER.

         13.1 NEGATIVE COVENANTS OF HBI. From and after the date of this Agreement and prior to the Effective Time, without the prior written consent of FFB, neither HBI nor Bank will:

                  13.1.1 amend its respective Articles of Incorporation or By-Laws;

                  13.1.2 engage in any material activity or transaction or incur any material obligation (by contract or otherwise) except in the ordinary course of business;

                  13.1.3 issue rights or options to purchase or subscribe to any shares of its capital stock or subdivide or otherwise change any such shares; or

                  13.1.4 issue or sell any shares of its capital stock.

         13.2 DIVIDENDS. The parties agree that in December 1998 the shareholders of HBI shall receive a regular annual dividend of $5.50 per share. In addition, in the event that the Effective Time is after FFB's first quarter 1999 record date, on April 1, 1999, and in the event that the Effective Time is after FFB's second quarter 1999 record date on July 1, 1999, HBI's shareholders shall receive a quarterly dividend in the amount of $1.50 per share.

         13.3 HBI EFFORTS. From and after the date of this Agreement and prior to the Effective Time, HBI and Bank will use their respective best efforts to preserve their business organizations intact; to keep available the services of their present officers and employees and to preserve the goodwill of their suppliers, customers and others having business relations with it. During the same period, HBI and Bank will not put into effect any material increase in the compensation or other benefits applicable to officers or other key personnel in excess of compensation increases paid by HBI or Bank to similarly situated employees in accordance with past practices.

14.      ADDITIONAL AGREEMENTS.

         14.1 ACCESS AND INFORMATION. FFB and HBI hereby agree that each will give to the other and to the other's accountants, counsel and other representatives full access during normal business hours throughout the period prior to the Merger to all of its properties, books, contracts, commitments and records, and that each will furnish the other during such period with all such information concerning its affairs as such other party may reasonably request. In the event of the termination of this Agreement, each party will, upon the request of the other, destroy or deliver to the other all documents, work papers and other material obtained from the other relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, and will use its best efforts to have any information so obtained and not heretofore made public kept confidential.

         14.2 CONFIDENTIALITY. From and after the date of this Agreement, the parties and their respective Subsidiaries will, and they will cause their respective directors, officers, employees and advisors ("Affiliates") to, treat all information received from or on behalf of another party hereto or its Affiliates concerning the business, assets, operations and financial condition of such other party or its Subsidiaries as confidential, unless and to the extent that the party receiving such information can demonstrate that such information was in the public domain, and the party receiving such information and its Subsidiaries will, and will cause their respective Affiliates to, not use any such confidential information for any purpose except in furtherance of the transactions contemplated by this Agreement. In the event this Agreement is terminated pursuant to Section 15.4 hereof, each party and its Subsidiaries, upon the request of the other, will promptly return to the other party or destroy all documents and work papers and all copies thereof, containing any such confidential information received from or on behalf of another party hereto in connection with the transactions contemplated by this Agreement. The covenants contained in this Section are of the essence and will survive any termination of this Agreement and the closing of the transactions contemplated by this Agreement.

         14.3 REGISTRATION STATEMENT. FFB will prepare and file a Registration Statement on Form S-4 under the 1933 Act to be filed with the Securities and Exchange Commission (the "Registration Statement") to register a sufficient number of FFB Common Shares which the shareholders of HBI will receive pursuant to Section 8 at the Effective Time. FFB will use its best efforts to cause such Registration Statement to become effective. HBI and Bank agree that none of the information supplied or to be supplied by each of them for inclusion or incorporation by reference in (i) the Registration Statement, including the proxy statement and prospectus (the "Proxy Statement/Prospectus") constituting a part thereof, will, at the time the Registration Statement becomes effective under the Securities Act or (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meeting of shareholders of HBI to be held in connection with the Merger, in either case contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         14.4 EMPLOYEE BENEFITS.

                  14.4.1 As soon as practicable after the Effective Time, FFB shall make available to eligible employees of HBI and Bank employee benefit plans comparable to the employee benefit plans then made available to similarly situated employees of other FFB subsidiaries. Employee benefit plans, fringe benefits and other employee practices and policies in effect at HBI and Bank immediately prior to the Effective Time of the Merger shall continue in effect until modified or terminated by FFB.

                  14.4.2 The HBI Profit Sharing 401(k) Plan ("HBI 401(k) Plan") shall continue in effect until the first January 1 or July 1 coinciding with or next following the Effective Time (the "Initial Entry Date"). No contributions shall be made to the HBI 401(k) Plan with respect to compensation paid after the Initial Entry Date. On or after the Initial Entry Date, the HBI 401(k)



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

Plan may be maintained as a frozen plan for an indefinite period or merged into the FFB Thrift Plan, as determined by FFB in its discretion. Participants in the HBI 401(k) Plan shall become fully vested in their accounts under that plan as of the Initial Entry Date to the extent required by law. As of the Initial Entry Date, the FFB Thrift Plan shall be extended to eligible employees of HBI and Bank. All years of service as of the Effective Time credited to HBI or Bank employees will be recognized for purposes of computing eligibility and vesting for the FFB Thrift Plan.

                  14.4.3 Nothing contained in this Section shall be deemed to constitute an agreement to employ or continue to employ any employee of Bank or restrict the right of FFB to modify or terminate any employee benefit plan, policy or practice applicable to employees of Bank.

         14.5 EXPENSES. Upon a termination of this Agreement as provided in
Section 15.4, each party will pay all costs and expenses of its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including fees, expenses and disbursements of its accountants and counsel.

         14.6 FURTHER ASSURANCES. If at any time the Surviving Corporation will consider or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of HBI acquired or to be acquired by or as a result of the Merger, the proper officers and directors of HBI and the Surviving Corporation, respectively, will be and they hereby are severally and fully authorized to execute and deliver such proper deeds, assignments and assurances in law and take such other action as may be necessary or proper in the name of HBI or the Surviving Corporation to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise carry out the purposes of this Agreement.

         14.7 POOLING. Neither HBI, Bank, FFB nor any of its consolidated Subsidiaries has taken or agreed to take or will take any action that would prevent HBI and FFB from accounting for the business combination to be effected by the Merger as a "pooling of interests." HBI has received from its independent accountants, Crowe, Chizek and Company LLP, a letter stating that, based upon Crowe, Chizek and Company LLP's review of such relevant documents and information which Crowe, Chizek and Company LLP deemed relevant, such firm is currently unaware of any reason why the business combination to be effected by the Merger cannot be accounted for as a "pooling of interests" in regard to HBI and Bank. FFB has received from its independent accountants, Ernst & Young LLP, a letter stating that, based upon Ernst & Young's review of such relevant documents and information which Ernst & Young LLP deemed relevant, such firm is currently unaware of any reason why the business combination to be effected by the Merger cannot be accounted for as a "pooling of interests" in regard to FFB and its consolidated Subsidiaries.

         14.8 AUDITED FINANCIAL STATEMENTS. As soon as reasonably practicable, HBI will deliver to FFB the information required by Item 17 of the instructions to Registration Statement Form S-4, including but not limited to a copy of its consolidated balance sheet as of June 30, 1998 and 1997 and related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended June 30, 1998, 1997 and 1996, and such financial statements for the most recently ended fiscal year will be in the format required by the Securities and Exchange Commission and will include a Management's Discussion and Analysis of Financial Condition and Results of Operations section. Upon request by FFB, HBI will deliver to FFB a copy of its balance sheet (unaudited) and related statements of income and cash flows (unaudited) for the six months period ending December 31, 1998, including the notes thereto. All of such financial statements will present fairly the financial positions as of and at the dates shown and the results of operations for the periods covered thereby. They will have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. All liabilities of HBI (including any contingent liabilities), as of the date of each balance sheet, will be properly accrued in such balance sheet or disclosed in the related footnotes in accordance with generally accepted accounting principles. Each of such consolidated statements of earnings of HBI will be fairly presented in accordance with generally accepted accounting principles for the periods indicated.

         14.9 PRESS RELEASES. The parties will consult with each other as to the form and substance of any press release, written communication with their shareholders, or other public disclosure of matters related to this Agreement, and a party will not issue any such press release, written communication, or public disclosure without the prior consent of the other party, which consent will not be unreasonably withheld or delayed; provided, however, that nothing contained herein will prohibit any party, following notification to the other party, from making any disclosures which its counsel deems necessary to conform with requirements of law or the rules of NASDAQ.

         14.10 HBI AFFILIATES. HBI shall deliver to FFB a letter ("Affiliate Letter") identifying all persons who are, at the date of the HBI shareholders meeting to approve the Merger contemplated by this Agreement, "affiliates" of HBI for purposes of Rule 145 under the Securities Act of 1933 ("Seller's Rule 145 Affiliates") and for purposes of qualifying the Merger for pooling of interests accounting treatment. HBI shall use its best efforts to cause each person who is identified as a "Seller's Rule 145 Affiliate" in such letter to deliver to FFB on or prior to the Closing Date a written agreement substantially in the form attached hereto as Exhibit C. FFB shall be entitled to place legends on any certificates of FFB Common Shares issued to such Seller's Rule 145 Affiliates to restrict transfer of such shares as set forth above; provided, however, such legends shall be removed at the request of a Seller's Rule 145 Affiliate not earlier than one year after the Closing Date.

         14.11 ACQUISITION TRANSACTIONS. HBI will not, directly or indirectly, and will instruct and otherwise use its diligent efforts to cause its and Bank's officers, directors, employees, agents and advisors not to, directly or indirectly, solicit or initiate any proposals or offers from any person or entity, or discuss or negotiate with any such person or entity, relating to any acquisition or purchase of all or a material amount of the assets of, or any equity securities of, or any merger or business combination with, HBI or Bank (such transactions are referred to herein as "Acquisition Transactions"); provided, however, that nothing contained in this Section will prohibit (i) HBI or Bank from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited proposal of an Acquisition Transaction if and to the extent that (a) the Board of Directors of HBI or Bank, after consultation with and based upon the written advice of legal counsel, determines in good faith that such action is required for the directors of HBI or Bank to fulfill their fiduciary duties and obligations to the HBI or Bank shareholders and other constituencies under Kentucky law and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, HBI or Bank provide immediate written notice to FFB to the effect that they are furnishing information to, or entering into discussions or negotiations with, such person or entity, or (ii) the Board of Directors of HBI or Bank from failing to make, withdrawing or modifying its recommendation to shareholders regarding the Merger with FFB following receipt of a proposal for an Acquisition Transaction if the Board of Directors of HBI or Bank, after consultation with and based upon the written advice of legal counsel, determines in good faith that such action is required for the directors of HBI or Bank to fulfill their fiduciary duties and obligations to the HBI or Bank shareholders and other constituencies under Kentucky law. FFB shall be notified in writing within 24 hours of any breach of this Section 14.11 or any determination by HBI or Bank, as the case may be, that it has determined, in good faith, that it has a fiduciary responsibility to consider an Acquisition Transaction. Such written notification shall describe in reasonable detail any such occurrence and identify the person or person involved.

         In the event that, prior to the termination of this Agreement, HBI or Bank (x) determines that it must, in good faith, consider an Acquisition Transaction and, within 48 hours of the notice described in the preceding paragraph above, has not notified FFB that it has ceased all cooperation and consideration of such Acquisition Transaction or (y) breaches the provisions of this Section 14.11, HBI shall be obligated to pay FFB the sum of $50,000 plus all reasonable out-of-pocket costs and expenses incurred by FFB in connection with or in furtherance of this Agreement and the transactions contemplated hereby, including, without limitation, all legal, travel, accounting, advisory and environmental costs and expenses, such cost and expenses not to exceed $100,000.

15.      CONDITIONS PRECEDENT; TERMINATIONS.

         15.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES. The obligations of each of the parties hereto to effect the Merger is subject to the fulfillment on or prior to the Effective Time of the following conditions precedent:

                  15.1.1 The Merger will have been approved by the Federal Reserve Board or the delegate, and by any other governmental authority having jurisdiction and any applicable waiting period will have expired, with no such approval or authorization containing any provision which would be materially adverse to the merged businesses of HBI and FFB as contemplated by this Agreement.

                  15.1.2 No suit, action, investigation by any governmental body, or other legal or administrative proceedings will have been brought or threatened which materially questions the validity or legality of the transactions contemplated herein. For the purposes hereof, inquiries which could give rise to any such suit, investigation or proceeding given by any governmental agency may, at the option of either party, be deemed such a threat.

                  15.1.3 The parties hereto will have obtained any and all consents required for the consummation of the Merger or for the preventing of any default under any contract, agreement or permit of the parties hereto, which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the combined business affairs of HBI and FFB.

         15.2 CONDITIONS PRECEDENT TO FFB'S OBLIGATIONS. The obligation of FFB to effect the Merger will be subject to the fulfillment on or prior to the Effective Date of the following conditions precedent (which may be waived in writing by FFB):

                  15.2.1 The representations and warranties of HBI herein contained will be true in all material respects as of and at the Closing Date with the same effect as though made at such time; HBI will have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; and HBI will have delivered to FFB a certificate, dated the Closing Date and signed by its president or one of its vice presidents and its secretary or one of its assistant secretaries, to both such effects.

                  15.2.2 No material change in the corporate status, businesses, operations or condition (financial or otherwise) of either of HBI or Bank will have occurred since June 30, 1998, (whether or not covered by insurance), none of which has been materially adverse in relation to HBI, taken as a whole, and no other event or condition of any character will have occurred or arisen since that date which will have materially and adversely affected the corporate status, businesses, operations or financial condition of HBI.

                  15.2.3 FFB will have received from Stites & Harbison, counsel for HBI, a favorable opinion, dated as of the Closing Date, in form and substance satisfactory to FFB's counsel. In rendering this opinion, such counsel may rely on certificates of public officials and of corporate officers, opinions of recognized local counsel in jurisdictions where such counsel is not qualified to practice, and such other evidence as he may deem appropriate. The provisions of the preceding sentence are applicable to all other opinions of counsel to be delivered hereunder.

                  15.2.4 The Registration Statement will have become effective relating to the shares of FFB which the shareholders of HBI will receive at the Effective Time.

                  15.2.5 FFB will have received a favorable ruling from the Internal Revenue Service, or opinion of counsel, in form and substance satisfactory to FFB and its counsel, to the effect that, under the IRC, and particularly Section 368(a)(1)(A), no gain or loss will be recognized to FFB or its shareholders or to HBI or its shareholders as a result of the Merger except for gain (but not loss) on cash received by the shareholders of HBI.

                  15.2.6 FFB will have received those approvals and consents described in Section 12.9 hereof.

                  15.2.7 At the date of signing this Agreement and immediately prior to the Closing Date, FFB will have received from FFB's independent accountants letters to the effect that they are not aware of any reason that FFB is not in compliance with the pooling of interests criteria as specified under APB No. 16, and that, accordingly, the Merger can be accounted for as a pooling of interests from FFB's perspective.

                  15.2.8 FFB will have received the Affiliate Letter and the written agreements signed by each Seller's Rule 145 Affiliate described in
Section 14.10 hereof.

         15.3 CONDITIONS PRECEDENT TO HBI'S OBLIGATION. The obligation of HBI to effect the Merger will be subject to the fulfillment on or prior to the Effective Time of the following conditions precedent (which may be waived in writing by HBI):

                  15.3.1 The representations and warranties of FFB herein contained will be true in all material respects as of and at the Closing Date with the same effect as though made at such time; FFB will have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; and FFB will have delivered to HBI a certificate, dated the Closing Date and signed by its president or one of its vice presidents and its secretary or one of its assistant secretaries, to both such effects.

                  15.3.2 No material change in the corporate status, businesses, operations or condition (financial or otherwise) of FFB and its consolidated Subsidiaries will have occurred since December 31, 1997 (whether or not covered by insurance), which has been materially adverse in relation to FFB and its consolidated Subsidiaries, taken as a whole, and no other event or condition of any character will have occurred or arisen since that date which will have materially and adversely affected the corporate status, businesses, operations or financial condition of FFB and its consolidated Subsidiaries, taken as a whole.

                  15.3.3 HBI will have received from Frost & Jacobs LLP, counsel for FFB, a favorable opinion, dated immediately prior to the Closing Date, in form and substance satisfactory to HBI's counsel. In rendering this opinion, such counsel may rely on certificates of public officials and of corporate officers, opinions of recognized local counsel in jurisdictions where such counsel is not qualified to practice, and such other evidence as it may deem appropriate. The provisions of the preceding sentence are applicable to all other opinions of counsel to be delivered hereunder.

                  15.3.4 The Registration Statement will have become effective relating to the shares of FFB common stock which the shareholders of HBI will receive at the Effective Time.

                  15.3.5 HBI and its shareholders will have received a favorable ruling from the Internal Revenue Service, or opinion of counsel, in form and substance satisfactory to HBI, to the effect that, under the Internal Revenue Code of 1986, as amended (i) no gain or loss will be recognized to HBI as a result of the Merger, and (ii) no gain or loss (except in respect of fractional share interests sold or dissenter's receiving cash) will be recognized to HBI's shareholders as a result of their exchange of common stock of HBI for common shares of FFB, and covering such other matters as are typically covered by such opinion.

                  15.3.6 At the date of signing this Agreement and immediately prior to the Closing Date, HBI will have received from HBI's independent accountants letters to the effect that they are not aware of any reason that HBI is not in compliance with the pooling of interests criteria as specified under APB No. 16, and that, accordingly, the Merger can be accounted for as a pooling of interests from HBI's perspective.

                  15.3.7 The HBI Board of Directors shall have received an opinion from PBS, dated as of the date of the Proxy Statement/Prospectus, to the effect that the consideration to be received by HBI shareholders in the merger is fair from a financial point of view, and such opinion shall not have been withdrawn at the time of Closing.

         15.4 TERMINATION AND ABANDONMENT. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time before the Effective Time, whether before or after adoption or approval of this Agreement by the shareholders of HBI, under any one or more of the following circumstances:

                  15.4.1 By the mutual consent of the Boards of Directors of FFB and HBI;

                  15.4.2 By FFB if the percentage of the outstanding shares of common stock of HBI owned by shareholders who perfect their dissenters' rights under the KRS exceeds the percentage that would allow FFB to account for the Merger as a pooling of interests;

                  15.4.3 By FFB if, prior to the Effective Time, the conditions set forth in Sections 15.2.1 through 15.2.8, inclusive, will not have been met;

                  15.4.4 By HBI if, prior to the Effective Time, the conditions set forth in Sections 15.3.1 through 15.3.7, inclusive, will not have been met;

                  15.4.5 By either FFB or HBI if prior to the Effective Time, the conditions set forth in Sections 15.1.1 through 15.1.3, inclusive, will not have been met, or any action or proceeding before any court or other governmental body or agency will have been instituted or threatened to restrain or prohibit the Merger and such constituent corporation deems it unadvisable to proceed with the Merger;

                  15.4.6 By either FFB or HBI if the requisite approval of the shareholders of HBI will not have been obtained or if the Effective Time, will not have occurred on or before July 31, 1999; or

                  15.4.7 By HBI, if the HBI Board so determines by a vote of a majority of its members, at any time during the ten-day period commencing on the second day (the "Valuation Date") after the day that is the latest of (i) the day of expiration of the last waiting period with respect to any of the required regulatory approvals, (ii) the day on which the last of the required regulatory approvals is obtained, and (iii) the day on which the required HBI stockholder approval is obtained, if both of the following conditions are satisfied (a "Termination Event"):

                  (a) the Average Closing Price is less than $23.857995, and

                  (b)      the HBI Ratio is less than the Index Ratio.

If HBI elects to exercise this termination right, it will give prompt written notice to FFB (which notice may be withdrawn at any time within the aforementioned ten-day period so long as FFB has not exercised its right to terminate this Agreement as set forth below) and, during the five days commencing with its receipt of such notice, FFB will have the option of increasing the Exchange Ratio to equal the lesser of (i) the result of dividing $486.1655 by the Average Closing

Price, and (ii) the quotient obtained by dividing the product of the Index Ratio and the Exchange Ratio (as then in effect) by the HBI Ratio. If FFB makes an election contemplated by the preceding sentence within such five-day period, it will give prompt written notice to HBI of such election and the revised Exchange Ratio, whereupon (x) no termination will have occurred as a result of the Termination Event and HBI's exercise of its right of termination, (y) this Agreement will remain in effect in accordance with its terms (except as the Exchange Ratio will have been so modified), and (z) any references in the Agreement to "Exchange Ratio" will thereafter be deemed to refer to the Exchange Ratio as so adjusted). If FFB does not elect to increase the Exchange Ratio as set forth above, this Agreement will terminate immediately.

For purposes of this Section 15.4.7, the following terms have the definitions set forth below:

     o Average Closing Price means the average of the daily closing sales price of a FFB common share, as reported on the Nasdaq National Market for the 20 consecutive Nasdaq trading days (in which at least 1,000 shares were traded) ending on the Valuation Date.

     o Index Group means the 31 financial institution holding companies (17 with headquarters in Ohio and 14 with headquarters in Indiana) listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been an Acquisition Transaction (as defined in the Merger Agreement) involving such company publicly announced at any time during the period beginning on the date of the Merger Agreement and ending on the Valuation Date. In the event that the common stock of any such company ceases to be publicly traded or a proposal regarding a change in control involving, or a material acquisition by, any such company is announced at any time during the period beginning on the date of the Merger Agreement and ending on the Valuation Date, such company will be removed from the Index Group. The 31 financial institution holding companies are as follow:

                                   Ohio Banks
                                   ----------

                      BFOH         BancFirst Ohio Corp
                      BLMT         Belmont Bancorp
                      FITB         Fifth Third Bancorp
                      FMER         FirstMerit Corporation
                      HBAN         Huntington Bancshares Incorporated
                      KEY          KeyCorp
                      MGNB         Mahoning National Bancorp, Incorporated
                      NCC          National City Corporation
                      OAKF         Oak Hill Financial, Inc.
                      OVBC         Ohio Valley Banc Corp.
                      PRK          Park National Corporation
                      PEBO         Peoples Bancorp Inc.
                      PFGI         Provident Financial Group Inc.
                      SECD         Second Bancorp, Incorporated
                      SKYF         Sky Financial Group Inc.
                      UBCP         United Bancorp, Inc.
                      WNNB         Wayne Bancorp, Inc.

                                   Indiana Banks
                                   -------------

                      SRCE         1st Source Corporation
                      ANBC         ANB Corporation
                      BNK          CNB Bancshares, Inc.
                      CBIN         Community Bank Shares of Indiana, Inc.
                      THFF         First Financial Corporation
                      FRME         First Merchants Corporation
                      GABC         German American Bancorp
                      IUBC         Indiana United Bancorp
                      IRWN         Irwin Financial Corporation
                      LKFN         Lakeland Financial Corporation
                      METB         MetroBanCorp
                      NCBE         National City Bancshares, Inc.
                      OLDB         Old National Bancorp
                      PPLS         Peoples Bank Corporation of Indianapolis

         If FFB or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange or shares or similar transaction between the date of the Merger Agreement and the Valuation Date, the prices for the common stock of such company will be appropriately adjusted for purposes of determining whether a Termination Event has occurred.

     o Index Price means, with respect to the Index Group, the price resulting from dividing (i) the sum of the closing sales price on the Starting Date of a share of common stock of each member of the Index Group by (ii) the number of financial institutions that comprise the Index Group.

     o Average Index Price, with respect to the Index Group, means the price resulting from dividing (i) the sum of the average of the daily closing sales price of a share of common stock of each financial institution comprising the Index Group, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of 20 consecutive trading days ending on the Valuation Date by (ii) the number of financial institutions that comprise the Index Group.

     o HBI Ratio means the number obtained by dividing the Average Closing Price by $28.0682.

     o Index Ratio means the number obtained by dividing the Average Index Price by the Index Price and subtracting 0.15 from the quotient.

     o Starting Date means the day immediately prior to the parties' public announcement of the signing of this Agreement.

         An example of the determination regarding whether a Termination Event has occurred and the resulting number of FFB common shares that could possibly be issued is attached as Schedule 15.4.7.

                  15.4.8 By either FFB or HBI, upon written notice to the other party, if the Closing Date Price is less than $20.00 per share. "Closing Date Price" means the average of the daily closing sales price of a FFB common share, as reported on the Nasdaq National Market for the 20 consecutive Nasdaq trading days (in which at least 1,000 shares were traded) ending on the second trading day preceding the Closing Date.

         15.5 EFFECT OF TERMINATION. Upon any such termination and abandonment, neither party will have any liability or obligation hereunder to the other, except for the return of all documents exchanged and the preservation of the confidentiality by each party of the information exchanged, and except for a termination pursuant to Section 15.4.3 (resulting from a failure to satisfy
Section 15.2.1) or pursuant to Section 15.4.4 (resulting from a failure to satisfy Section 15.3.1), in which case, a termination shall not relieve the breaching party from liability for a breach of a representation or covenant giving rise to the termination.

         15.6 EXPENSES. Upon a termination of this Agreement as provided in
Section 15.4, each party will pay all costs and expenses of its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including fees, expenses and disbursements of its accountants and counsel.

16.      GENERAL PROVISIONS.

         16.1 DEFINITIONS. "Subsidiaries" as used herein means any corporation 50% or more of whose outstanding voting securities are owned directly or indirectly by FFB or HBI, as the context may require, whether consolidated or unconsolidated. The headings in this Agreement will not affect in any way its meaning or interpretation.

         16.2 AMENDMENTS. Any of the terms or conditions of this Agreement may be modified or waived at any time before the Effective Time by the party which is, or the shareholders of which are, entitled to the benefit thereof upon the authority of the Board of Directors of such party, provided that any such modification or waiver will in the judgment of the party making it not affect substantially or materially and adversely the benefits to such party or its shareholders intended under this Agreement.

         16.3 PURCHASE OF "TAIL COVERAGE" FOR DIRECTORS' AND OFFICERS' INSURANCE. HBI shall purchase "tail coverage" on its Directors' and Officers' insurance for a period of at least two years from the Closing Date and for a sum not exceeding $10,000 in the aggregate.

         16.4 NO SURVIVAL. Except as set forth in the following sentence, none of the representations, warranties or covenants made in this Agreement shall survive the Effective Time or earlier termination of this Agreement. The covenants set forth in Sections 8.4, 14.2, 14.11, 15.6 and 16.3 shall survive the Effective Time or earlier termination of this Agreement.

         16.5 NOTICES. All notices, demands, requests, consents or approvals required hereunder will be in writing and will be given (and will be deemed to have been duly given upon receipt) by delivery in person or by certified or registered mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or to such other address as any party may give to the other by like notice:

                  IF TO FFB:          First Financial Bancorp
                                      300 High Street
                                      P.O. Box 476
                                      Hamilton, Ohio  45012-0476
                                      ATTENTION:  Stanley N. Pontius, President
                                                  and Chief Executive Officer

                  With copies to:     Frost & Jacobs
                                      2500 PNC Center
                                      201 East Fifth Street
                                      P.O. Box 5715
                                      Cincinnati, Ohio  45201-5715
                                      ATTENTION: Neil Ganulin

                  If to HBI:          Hebron Bancorp, Inc.
                                      2652 N. Bend Road
                                      P.O. Box 360
                                      Hebron, KY  41048
                                      ATTENTION:  Michael Conner, President

                  With copies to:     Stites & Harbison
                                      250 W. Main Street, Suite 2300
                                      Lexington, KY  40507-1758
                                      ATTENTION:  Walter R. Byrne, Jr.



         16.6 BINDING NATURE OF AGREEMENT. This Agreement will be binding upon and inure to the benefit of FFB and HBI and their respective successors and permitted assigns.

         16.7 ENTIRE AGREEMENT. All exhibits and the Disclosure Schedule referred to in this Agreement are integral parts hereof, and this Agreement, such exhibits and Disclosure Schedule constitute the entire agreement among the parties hereto with respect to the matters contained herein and therein, and supersede all prior agreements and understandings between the parties with respect thereto.

         16.8 REMEDIES. Subject to the terms hereof, in the event of any willful breach of this Agreement in any material respect by any of the parties hereto, any other party hereto damaged shall have all the rights, remedies and causes of action available at law or in equity.

         16.9 HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         16.10 ASSIGNMENT. Neither this Agreement nor any obligation or right hereunder may be assigned by any party hereto, whether directly or indirectly, without the prior written consent of the other party.

         16.11 GOVERNING LAW. This Agreement will in all respects be governed and construed in accordance with the laws of the State of Ohio, except to the extent superseded by the federal banking laws of the United States.

         16.12 COUNTERPARTS.. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

         16.13 KNOWLEDGE OF HBI. Where any representation or warranty contained in this Agreement is expressly qualified by reference to the best knowledge of HBI, "best knowledge" means that none of Michael A. Conner (Chief Executive Officer), Joseph Hojnacki (Vice President), Howard Regenbogen (Vice President and Cashier) and Robert C. Ruebel (Executive Vice President) of HBI has any actual knowledge as to such matter and nothing has come to their attention which would lead any of them to believe that any representation or warranty is not true.

         IN WITNESS WHEREOF, pursuant to authority duly given by its Board of Directors, each of FFB, and HBI has caused this Agreement to be executed and attested by its authorized officers as of the date and year first above written.

                                       FIRST FINANCIAL BANCORP



                                       By:
                                          -------------------------------------
                                             Michael R. O'Dell
                                             Senior Vice President, Chief
                                             Financial Officer and Secretary


                                       HEBRON BANCORP, INC.


                                       By:
                                          -------------------------------------
                                             Michael A. Conner
                                             President

                                 SCHEDULE 15.4.7



         The following example illustrates whether a Termination Event could occur and the resulting number of FFB shares that could possibly be issued:

   Average Closing Price                             $23.50        $23.50
   Average Index Price/Index Price                      .97          1.01
   HBI Ratio                                            .8372         .8372
   Index Ratio                                          .8200         .8600
   Does Termination Event Occur?                        No            Yes
   New Exchange Ratio (lower of i or ii):
            (i)                                                     20.6879
            (ii)                                                    20.9325
   FFBC Shares Issued                                1,222,650     1,241,274

                                                                      APPENDIX B

              FAIRNESS OPINION OF PROFESSIONAL BANK SERVICES, INC.

                                December 31, 1998

Board of Directors
Hebron Bancorp, Inc.
2652 North Bend Road
Hebron, Kentucky 41048

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of Hebron Bancorp, Inc., Hebron, Kentucky (the "Company") of the proposed merger of the Company with First Financial Bancorp, Hamilton, Ohio ("FFBC"), (the "Merger"). In the proposed Merger, Company shareholders will receive 20.3775 FFBC common shares per Company common share or an aggregate of 1,222,650 FFBC common shares for all 60,000 Company common shares outstanding, subject to adjustment, as further defined in the Plan and Agreement of Merger between FFBC and the Company (the "Agreement"). On December 28, 1998, the proposed consideration to be received represents an aggregate value of $34,081,369 or $568.02 per Company common share based on the closing price, on December 28, 1998, for FFBC common stock of $27.875 as quoted on the National Association of Securities Dealers Automated Quotation System.

Professional Bank Services, Inc. ("PBS") is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. We are independent with respect to the parties of the proposed transaction.

For purposes of this opinion, PBS performed a review and analysis of the historic performance of the Company and its subsidiary Hebron Deposit Bank, Hebron, Kentucky (the "Bank") including: (i) September 30, 1998 internal financial reports of the Bank; (ii) June 30, 1998 Consolidated Reports of Condition and Income filed by the Bank with the FDIC; (iii) June 30, 1998 and December 31, 1997 FRY-9 SP Parent Company Only Financial Statements filed by the Company with the Federal Reserve; (iv) June 30, 1998, 1997 and 1996 audited balance sheets of the Bank; (v) June 30, 1998 Uniform Bank Performance Report of the Bank; (vi) December 31, 1998 budget and projected financial data for the Bank; (vii) and various internal asset quality reports, loan loss allowance reports, securities listings and deposit information. We have reviewed and tabulated statistical data regarding the loan profile, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.

We have taken into consideration all other offers and associated correspondence received by the Company regarding a possible combination.

We have not compiled, reviewed or audited the financial statements of the Company or FFBC, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of the Company or FFBC.

As part of preparing this Fairness Opinion, PBS performed a due diligence review of FFBC on December 15, 1998. As part of the Due diligence, PBS reviewed the following items: minutes of the Board of Directors meetings of FFBC, from January 1997 through November 1998; reports of independent auditors and management letters and response thereto, for the years ending December 31, 1996 and 1997; the most recent analysis and calculation of allowance for loan and lease losses of FFBC; internal loan review reports; investment portfolio activity reports; asset/liability management reports; asset quality reports; Uniform Holding Company Report for FFBC as of June 30, 1998; June 30, 1998 and September 30, 1998 Consolidated Reports of Condition and Income for FFBC; Security and Exchange Commission ("SEC") filings made by FFBC for 1997 and year-to-date 1998; and discussions pertaining to any material pending litigation and other potentially substantive issues with senior management of FFBC.

Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of the Company under the Agreement is fair and equitable from a financial perspective.


                                            Very truly yours,



                                            Professional Bank Services, Inc.

                                April ____, 1999


Board of Directors
Hebron Bancorp, Inc.
2652 North Bend Road
Hebron, Kentucky  41048

Dear Members of the Board:

To our knowledge, nothing of a material nature has occurred since the issuance of our Fairness Opinion (the "Opinion") to the common shareholders of Hebron Bancorp, Inc., Hebron, Kentucky (the "Company") dated December 31, 1998, that would cause us to alter or rescind the Opinion. The Opinion is related to the fairness from a financial point of view, to the common shareholders of the Company, regarding the proposed transaction outlined in the Plan and Agreement of Merger Between First Financial Bancorp. and Hebron Bancorp, Inc.

                              Very truly yours,


                              Professional Bank Services, Inc.

                            KENTUCKY REVISED STATUTES
                         SUBTITLE 13. DISSENTERS' RIGHTS

RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

271B.13-010       Definitions
271B.13-020       Right to dissent
271B.13-030       Dissent by nominees and beneficial owners

PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

271B.13-200       Notice of dissenters' rights
271B.13-210       Notice of intent to demand payment
271B.13-220       Dissenters' notice
271B.13-230       Duty to demand payment
271B.13-240       Share restrictions
271B.13-250       Payment
271B.13-260       Failure to take action
271B.13-270       After-acquired shares
271B.13-280       Procedure if shareholder dissatisfied with payment or offer

JUDICIAL APPRAISAL OF SHARES

271B.13-300       Court action
271B.13-310       Court costs and counsel fees

RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

271B.13-010       DEFINITIONS

As used in this subtitle:
(1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.
(3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2), "fair value" shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

(4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
(5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
(6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(7) "Shareholder" means the record shareholder or the beneficial shareholder.

271B.13-020       RIGHT TO DISSENT

(1) A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

         (a) Consummation of a plan of merger to which the corporation is a party:
                  1. If shareholder approval is required for the merger by KRS 271B.11-030 or the articles of incorporation and the shareholder is entitled to vote on the merger; or
                  2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

         (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
         (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale:
         (d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:
                  1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;
                  2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;
                  3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
                  4. Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under KRS 271B.6-040;

         (e) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

         (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, By-Laws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

271B.13-030 DISSENT BY NOMINEES AND BENEFICIAL OWNERS

(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (1) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
(2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:
         (a) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
         (b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

271B.13-200 NOTICE OF DISSENTERS' RIGHTS

(1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders' meeting upon request of that shareholder.
(2) If corporate action creating dissenters' rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in KRS 271B.13-220.

271B.13-210 NOTICE OF INTENT TO DEMAND PAYMENT

(1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:
         (a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
         (b)      Shall not vote his shares in favor of the proposed action.
(2) A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his shares under this chapter.

271B.13-220 DISSENTERS' NOTICE

(1) If proposed corporate action creating dissenters' rights under KRS 271b.13-020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of KRS 271B.13-210.
(2) The dissenters' notice shall be sent no later than ten (10) days after the date the proposed corporate action was authorized by the shareholders, or, if no shareholder authorization was obtained, by the board of directors, and shall:
         (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
         (b) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;
         (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;
         (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty (60) days after the date the notice provided in subsection (1) of this section is delivered; and
         (e)      Be accompanied by a copy of this subtitle.

271B.13-230 DUTY TO DEMAND PAYMENT

(1) A share holder who is sent a dissenters' notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subsection (2) (c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.
(2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.
(3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, shall not be entitled to payment for his shares under this subtitle.

271B.13-240 SHARE RESTRICTIONS

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restriction released under KRS 271B.13-260.
(2) The person for whom dissenters' rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

271B.13-250 PAYMENT

(1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.
(2)      The payment shall be accompanied by:

         (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
         (b) A statement of the corporation's estimate of the fair value of the shares;
         (c)      An explanation of how the interest was calculated; and
         (d) A statement of the dissenter's right to demand payment under KRS 271B.13-280

271B.13-260 FAILURE TO TAKE ACTION

(1) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270 AFTER-ACQUIRED SHARES

(1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment under KRS 271B.13-280.

271B.13-280 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

(1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation's offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:
         (a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;
         (b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or
         (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.
(2) A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

JUDICIAL APPRAISAL OF SHARES

271B.13-300 COURT ACTION

(1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding shall be entitled to judgement:
         (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or
         (b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310 COURT COSTS AND COUNSEL FEES

(1) The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.
(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
         (a) Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or
         (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.
(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

           INFORMATION NOT REQUIRED IN THE PROXY-STATEMENT PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Ohio General Corporation Law allows a corporation under certain circumstances to indemnify its directors, officers, and employees. Generally, whether by its articles of incorporation or its code of regulations or by statute, the indemnification permits the Corporation to pay expenses actually and necessarily incurred in the defense of any pending or threatened suit. The determination of the right of indemnification is determined by a quorum of disinterested directors not involved in such a pending matter and if they are unable to make such determination, then such determination shall be made by independent legal counsel, First Financial's shareholders or by the Butler County, Ohio, Court of Common Pleas. The statute does not allow indemnification of an officer or director wherein such person has been adjudicated negligent or guilty of misconduct and, additionally, such officer or director must have acted in good faith or had no reason to believe such officer's or director's conduct was unlawful to be indemnified. First Financial has an indemnification provision in its Regulations, set forth below, that requires First Financial to follow the General Corporation Law of Ohio regarding indemnification.

         Article IV of the Regulations of First Financial provides:

         SECTION 4.1. INDEMNIFICATION. The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify all persons whom it may indemnify pursuant hereto.


Item 21.  Exhibits and Financial Statement Schedules

(a)      See Index to Exhibits.
(b)      See "HEBRON BANCORP, INC. FINANCIAL
         STATEMENTS."
(c)      Fairness Opinion furnished as Appendix B to Proxy
         Statement-Prospectus.


Item 22.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hamilton, State of Ohio, on April 2, 1999.

FIRST FINANCIAL BANCORP.

By: /s/ Stanley N. Pontius
    -------------------------
Stanley N. Pontius
President and Chief Executive Officer

Date:  April 2, 1999
-----------------------------

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                                                     /s/ Stanley N. Pontius
------------------------------------------           -------------------------------------------------
Barry J. Levey, Chairman of the Board                  Stanley N. Pontius, Director,
                                                       President and Chief Executive Officer

Date:                                                Date:  April 2, 1999
    --------------------------------------                 --------------------------------------------

 /s/ Michael R. O'Dell                               /s/ C. Douglas Lefferson
------------------------------------------           -------------------------------------------------
Michael R. O'Dell, Senior Vice President,              C. Douglas Lefferson, First Vice
Chief Financial Officer and Secretary                  President, Comptroller

Date:  April 2, 1999                                 Date:  April 2, 1999
    --------------------------------------                 --------------------------------------------


 /s/ Richard L. Alderson                             /s/ Arthur W. Bidwell
------------------------------------------           -------------------------------------------------
Richard L. Alderson, Director                          Arthur W. Bidwell, Director

Date:  April 2, 1999                                 Date:  April 2, 1999
    ---------------------------------------              --------------------------------------------


                                                     /s/ Carl R. Fiora
------------------------------------------           -------------------------------------------------
Donald M. Cisle, Director                              Carl R. Fiora, Director

Date:                                                Date:  April 2, 1999
    --------------------------------------                 --------------------------------------------



                                                     /s/ Vaden Fitton
------------------------------------------           -------------------------------------------------
Corinne R. Finnerty, Director                          Vaden Fitton, Director

Date:                                                Date:  April 2, 1999
    --------------------------------------               ---------------------------------------------


------------------------------------------           -------------------------------------------------
James C. Garland, Director                           F. Elden Houts, Director

Date:                                                Date:
    --------------------------------------               ---------------------------------------------

                                                     /s/ Stephen S. Marcum
------------------------------------------           -------------------------------------------------
Murph Knapke, Director                                 Stephen S. Marcum, Director

Date:                                                Date:  April 2, 1999
    --------------------------------------               ---------------------------------------------


 /s/ Barry S. Porter                                 /s/ Steven C. Posey
------------------------------------------           -------------------------------------------------
Barry S. Porter, Director                              Steven C. Posey, Director

Date:  April 2, 1999                                 Date:  April 2, 1999
    --------------------------------------               ---------------------------------------------


 /s/ Perry D. Thatcher
------------------------------------------
Perry D. Thatcher, Director

Date:  April 2, 1999

                                INDEX TO EXHIBITS



         Exhibit
         Number            Description
         ------            -----------

         2.1 Plan and Agreement of Merger between First Financial Bancorp. and Hebron Bancorp, Inc. (Included as Appendix A in the Proxy Statement-Prospectus)

         5.                Opinion of Counsel

         8. Form of Tax Opinion of Frost & Jacobs LLP to be Issued on Consummation of Merger

         23.1 Consent of Ernst & Young LLP, Independent Auditors for First Financial Bancorp.

         23.2 Consent of Crowe, Chizek and Company LLP, Independent Auditors for Hebron Bancorp Corporation.

         23.3 Consent of Frost & Jacobs LLP, Counsel for Registrant (Incorporated in Exhibit 5 and Exhibit 8)

         23.4              Consent of Professional Bank Services, Inc.

         99.1              Fairness Opinion of Professional Bank Services, Inc.
                           (Included as Appendix B in the Proxy
                           Statement-Prospectus.)

         99.2              Hebron Bancorp's Form of Proxy